Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011.
Commission File Number 001-04547
UNILEVER N.V.
(Translation of registrant’s name into English)
WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                     .

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2010 and the Annual Report and Accounts 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unilever

Annual Report
and Accounts 2010

Creating a better future every day

OMO
Comfort

Welcome to our
Annual Report
and Accounts 2010

Report of the Directors

About Unilever
1	Our brands
2	Operational highlights
4	Chairman’s statement
6	Chief Executive Officer’s review
8	Our footprint
10	Our ambition
12	Winning with brands and innovation
14	Winning in the market place
16	Winning through continuous improvement
18	Winning with people
20	Sustainable Living Plan
22	Financial review 2010
33	Outlook and risks

Governance
40	Biographies
41	Corporate governance
56	Report of the Audit Committee
58	Report of the Corporate Responsibility and Reputation Committee
60	Report of the Nomination Committee
61	Directors’ Remuneration Report

Financial statements

69	Statement of Directors’ responsibilities
70	Auditors’ reports
72	Consolidated income statement
73	Consolidated statement of comprehensive income
73	Consolidated statement of changes in equity
74	Consolidated balance sheet
75	Consolidated cash flow statement
76	Notes to the consolidated financial statements
124	Financial record
126	Principal group companies and non-current investments
128	Company accounts

Shareholder information

139	Share capital
140	Analysis of shareholding
141	Financial calendar
141	Contact details
142	Website
142	Share registration
142	Publications
144	Index

Our mission

We work to create a better future every day.
We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.
We will inspire people to take small, everyday actions that can add up to a big difference for the world.
We will develop new ways of doing business with the aim of doubling the size of our company while reducing our environmental impact.

Report of the Directors About Unilever

Our brands
* Some of our brands are marketed under alternative names in certain countries.
Other information
The brand names shown in this report are trademarks owned by or licensed to companies within the Unilever Group. This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from those disclosed in our forward-looking statements. For a description of factors that could affect future results, reference should be made to the full ‘Cautionary statement’ on the inside back cover and to the section entitled ‘Outlook and risks’ on pages 33 to 39. In our report we make reference to Unilever’s website. Information on our website does not form part of this document. This Annual Report comprises regulated information within the meaning of sections 1:1 and 5:25c of the Act on Financial Supervision (“Wet op het financieel toezicht (Wft)”) in the Netherlands.

For further information, please visit www.unilever.com/ourbrands

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Operational highlights
In 2010 we continued the transformation of Unilever. Volume momentum is strong, driven by innovations that are bigger, better and faster, and by the rapid introduction of our brands into new markets. Financial performance was again robust, moving us closer to our long-term model of consistent top and bottom line growth. We are now fit to compete.
Group highlights
Strong volume growth ahead of market
•	Best volume growth for more than 30 years.

•	Volume share up in all regions and most categories, with double digit growth in Asia, Africa and Central & Eastern Europe (Asia Africa CEE).

•	More than 60% of the business gaining or holding value share.

•	Innovation rate up to 33% of turnover, with bigger projects hitting more markets more quickly.

•	More than 100 launches of Unilever brands into new markets.

•	Steady and sustainable improvement in underlying operating margin.

•	Strong cash flow and cost discipline, with savings of €1.4bn.
Key financial indicators*
Key non-financial indicators◊
Financial headlines
•	Turnover up 11% to €44.3bn, with 7% due to currency effects.

•	Operating profit up 26% to €6.3bn.

•	Fully diluted earnings per share of €1.46, up 25%.

•	Dividends paid in 2010 of €0.819 per NV share (up 5.1%) and of £0.7053 per PLC share (up 9.5%).
Sustainable Living Plan
•	Help more than a billion people take action to improve their health and well-being.

•	Halve the environmental impact of the making and use of our products.

•	Enhance the livelihoods of thousands of people in our supply chain.

Basis of reporting: our accounting policies are in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and based on United Kingdom and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain measures used in our reporting are not defined under IFRS or other generally accepted accounting principles. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 31 and 32.
* Further details of our key financial indicators can be found in our financial review starting on page 22.
◊ 2010 data is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2010 at www.unilever.com/sustainability.

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Well positioned for growth

2bn
consumers worldwide use a Unilever product on any given day

Consumers buy **170bn** Unilever packs around the world every year

Over **167,000** employees at the end of 2010

Products sold in more than **180** countries

More than **50yrs** experience in Brazil, China, India and Indonesia

The Unilever Group

Unilever N.V. (NV) is a public limited company registered in the Netherlands. It has listings of shares and depositary receipts for shares on Euronext Amsterdam and on the New York Stock Exchange. Unilever PLC (PLC) is a public limited company registered in England and Wales. It has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.

Knorr
Sidekicks
7 MINUTES!

DOVE TAKES CARE OF THE DA

Vaseline MEN
Face washes

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Chairman’s statement
2010 has been another year of solid progress for Unilever. The Group saw accelerated volume growth ahead of our markets, continued improvement in underlying operating margin and strong cash generation.

This was a significant achievement in a world struggling to come to terms with an economic crisis, weighed down by low consumer confidence, high unemployment and sluggish growth in developed markets.
Unilever’s already strong reputation for responsible business practice was enhanced still further by the launch of the Unilever Sustainable Living Plan – a ground-breaking contribution which sets out our social and environmental ambitions for the coming decade (see page 20).
Innovation is the lifeblood of any consumer goods company and the Board is also pleased to see Unilever’s brands getting stronger and its pipeline of innovations becoming even more robust. The portfolio is also being sharpened through a number of acquisitions, in particular the Sara Lee Personal Care business and the announced acquisition of Alberto Culver.
In 2010 we welcomed two new Directors to the Board. Joining the non-executive ranks was Sir Malcolm Rifkind who has taken over the chairmanship of our Corporate Responsibility and Reputation Committee. Jean-Marc Huët was also elected to the Board in his capacity as Chief Financial Officer.
At the 2011 AGMs in May we will be saying goodbye to Jeroen van der Veer who will be retiring after nine years. Over the last few years, Jeroen has made an outstanding contribution in his role as Vice-Chairman & Senior Independent Director. He has also been an invaluable source of advice and support to me. We wish him well.
It is our intention to nominate Sunil Bharti Mittal from India for election to the Board as a Non-Executive Director at the 2011 AGMs. I am very pleased that Sunil has agreed to join us. We believe his business acumen and experience in developing markets will further strengthen the expertise of the Board.
The focus of the Board in 2010 has been on strategy and governance. The strategy was reviewed in detail by the Board during a visit to Brazil with an emphasis on sharpening the Group’s vision and on the choices needed to enable Unilever to win in increasingly competitive markets. A key element of the strategy is the ambitious plan to take advantage of the enormous growth opportunities offered by the emerging markets of Asia Africa CEE and Latin America. These markets already account for more than 50% of Unilever’s business. We start from a strong base therefore in reaching the growing number of people in these markets who share the same aspirations as consumers in the West. We could not have chosen a better venue since Brazil is home to one of Unilever’s fastest growing and most dynamic companies. The board also visited Germany in the year to review the Western European business, which returned to volume growth in 2010.
We conducted a review of our corporate governance procedures during the year. This has been recorded and published in an updated version of our document entitled ‘The Governance of Unilever’. The Board participated in enhanced training programmes in 2010, concentrating on further instruction and familiarisation with Unilever and its business. This has been achieved in formal knowledge sessions for the Non-Executive Directors on Unilever’s operations.
Most importantly, the Board also spent a lot of time during the year reviewing the talent pool of senior management. We were pleased, as part of this review, to see the significant step up being made in leadership development, as well as the continuing progress in the area of diversity and the award of most desired employer status in many places around the world.
This could not have been achieved without the commitment, dedication and hard work of Unilever’s 167,000 employees spread across over a hundred countries. On behalf of the Board I would like to thank them for their efforts.

Michael Treschow
Chairman

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Engaging with the business

In addition to providing governance oversight, our experienced Board members actively engage with the business, helping to advance strategic issues by gaining a stronger insight into the Group and sharing their expertise.

1. Jeroen van der Veer – Vice-Chairman & Senior Independent Director
2. Paul Polman – Chief Executive Officer

Michael Treschow – Chairman (pictured on page 4)

3. Jean-Marc Huët – Chief Financial Officer
4. Louise Fresco – Non-Executive Director
5. Ann Fudge – Non-Executive Director
6. Charles Golden – Non-Executive Director
7. Byron Grote – Non-Executive Director
8. Hixonia Nyasulu – Non-Executive Director
9. Sir Malcolm Rifkind – Non-Executive Director
10. Kees Storm – Non-Executive Director
11. Paul Walsh – Non-Executive Director

For Directors' biographies please go to page 40

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Chief Executive Officer’s review
2010 was a very positive year for Unilever, both in terms of results and also in our continuing transformation to a business that delivers consistent top and bottom line growth.
Slow economic growth in 2010, food price volatility and geopolitical instability remind us that we live in challenging times. We expect economic recovery to be protracted and uneven. All except emerging markets remain sluggish and consumer spending continues to be held back by high levels of personal debt and fear of continuing unemployment.
Despite this backdrop, we achieved volume growth of 5.8% in 2010, significantly higher than growth in the previous year and Unilever’s best volume growth performance for more than 30 years. Growth was both competitive – we gained market share in many of our leading categories – and profitable, with a steady improvement in underlying operating margin. The emerging markets – now 53% of our total business – continue to be our growth engine. We are also encouraged that our Western European business returned to volume growth in 2010.
In this environment, as well as improving efficiencies, we continue to take a long-term view of our business by investing in our people and our brands, strengthening our portfolio and building innovation and R&D capabilities.
We expanded our underlying operating margins again, by 20bps, and generated strong free cash flow at €3.4 billion. We delivered savings of €1.4 billion and maintained negative working capital at close to best-in-class levels. These were significant achievements.
During the year we also launched an audacious plan to meet our energising vision of doubling the size of the company while reducing the overall impact on the environment. In an increasingly resource-constrained world, this decoupling of growth from the impact on the planet is the growth model that consumers will ultimately demand.
In addition to halving our overall environmental impact, the Unilever Sustainable Living Plan (the Plan) commits us to helping more than a billion people to improve their health and well-being and to sourcing 100% of our agriculturally-based materials sustainably. We will achieve this across the whole value chain, with specific, time-bound commitments and with the active participation of many partners.
These are not acts of charity or a tick in the box for corporate responsibility. The Plan makes sound business sense. As an integral part of our business model, it will enable us to accelerate innovation, ensure security of resources, reduce overall costs and build sustainability into our brand propositions, ultimately winning consumer preference and loyalty well into the future.
Meeting our growth ambition also requires us to stick to our strategy. This is set out in ‘the Compass’, which is based on winning in four key areas.
Winning with brands and innovation
Brands and innovation are the lifeblood of our business, which is why strengthening brand equities and building a pipeline of bigger and better innovations, rolled

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out faster to more countries, is at the heart of our strategy.
In 2010 we made good progress. Innovations launched in over ten countries increased more than fourfold, to 40. Innovations like Dove Men+Care, Clear anti-dandruff shampoo and Magnum Gold?! rolled out to around 30 countries. We also extended our brands into new markets, with more than 100 new launches in the year. The percentage of turnover from innovation increased and is now a third of company revenues. We rely on many outside partners for innovation and are increasingly seen as a desired partner for our strong growth in emerging markets.
Winning in the market place
The way we deploy our brands and innovations in the market is key to their success and again we made great strides in 2010. We accelerated joint business planning with key customers, improved customer service in every region and continued to develop a network of leading-edge Customer Insight and Innovation Centres (CiiCs), which are well received by our retail partners. We expanded our footprint in general trade and modern trade and significantly improved our in-store execution in emerging markets. Both Walmart and Tesco recognised us as their Global Supplier of the Year – a measure of how far we have come.
Winning through
continuous improvement
Small improvements every day, the length
and breadth of our supply chain, are enabling us to increase speed, raise quality and leverage scale. The move to a global supply chain organisation has improved responsiveness and brought costs more into line with competitive levels. The successful launch last year of our global shared services organisation, Enterprise Support, is also helping us to drive cost and other efficiencies through the whole organisation. These elements of our programme of continuous improvement are generating the fuel for growth.
Winning with people
Winning in today’s competitive markets requires the best people, motivated to succeed and equipped with the right capabilities and the best training. This is our focus as we look to build an organisation capable of meeting the company’s ambitious vision. We made significant progress in 2010. Employee engagement reached its highest level; a new compensation scheme brought a sharper focus on performance and the long term; and 100 of our most senior managers went through a tailored leadership development programme, which is now being rolled out to the next 500 managers.
We achieved progress against the Compass objectives, while we embarked on our most active acquisition and disposals programme for many years. This included the purchase of Sara Lee’s Personal Care brands, such as Radox and Duschdas, and the announced acquisition of Alberto Culver. We also disposed of businesses with a combined turnover of more than €600 million, notably the frozen foods business in Italy.
These developments have left us with a sharper portfolio and an even stronger presence in faster growing categories. Combined with our highly competitive geographical footprint in emerging markets, we are increasingly well placed to win consistently in the areas of fastest growth.
Conclusion
Progress in 2010 was significant, but 2011 will be a challenging year and we need to quicken the pace of transformation if we are to stay ahead. I have every confidence in the 167,000 wonderful men and women of Unilever. They achieved some of the best results in the company’s recent history while staying true to the values that make Unilever such a special organisation. It is a tribute to them that 2010 ended with Unilever being named Most Admired Company of the Year in a poll of industry peers. Well deserved praise indeed, but also a recognition that expectations have been raised. We need therefore to set the bar higher in passionately serving our consumers across the world.
Paul Polman
Chief Executive Officer

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Our footprint
Unilever’s products are sold in over 180 countries and used by 2 billion consumers every day. Our impressive presence in emerging markets, together with a brand portfolio that is becoming progressively stronger, tells us that we have the right footprint for growth.

We compete in 11 categories and have global leadership in seven. More than 75% of our business is in a leadership or number two position.
We are continually strengthening our portfolio. We do this by expanding existing categories into new geographies or by making ‘bolt on’ acquisitions that help to build our presence, either in more countries or at a wider range of price points.
With more than half our business in fast-growing emerging markets we are well positioned for future growth. Asia Africa CEE is now our largest region and the fastest growing. We are also experiencing good growth in Latin America.
In many of these markets we have a reach and scale that are a source of significant competitive advantage. Whether it be favelas in Brazil or villages in rural India, our depth of distribution is impressive. In developed markets, our supply chain ensures we give high quality service to our modern trade customers in places like the US and Western Europe.
Our regions

Our markets
Share of revenue from emerging markets
53%
and growing
Accelerate emerging markets
Our growth is increasingly led by emerging markets. We already have just over half our turnover in these markets, and with their strong economic momentum we expect them to become even more significant over time.

Our strong performance in 2010 came in the context of a continuing tough economic environment.

•	Western Europe and North America remained soft, with markets flat at best. We do not anticipate significant improvements in the near future.
•	Emerging markets were in a much healthier state, particularly in the early part of 2010. Although the latter part of the year saw a modest slowdown the momentum remains strong and we expect this to continue through 2011.

Market value growth

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Great portfolio, and strengthening

Our categories	New additions

Savoury, Dressings and Spreads Underlying volume growth 2.5% Turnover €14.2bn	• Global leadership in Savoury, Dressings and Spreads. • Key brands include Knorr, Becel/Flora, Hellmann’s and Rama/Blue Band. • 35% of turnover in emerging markets.	In 2010 we strengthened our portfolio through a number of acquisitions.

Sara Lee
The acquisition of the Personal Care business of Sara Lee was completed in the fourth quarter of 2010. It added leading brands such as Radox, Duschdas and Neutral to our portfolio in Western Europe.

Ice Cream and Beverages Underlying volume growth 5.9% Turnover €8.6bn	• Global leadership in ice cream and tea. • Key brands include the Heartbrand and Ben & Jerry’s in ice cream, and Lipton and Brooke Bond in tea. • 45% of turnover in emerging markets.	Ice cream We strengthened our ice cream business in Western Europe, announcing acquisitions in both Greece and Denmark that will further enhance our leadership position in this attractive category.

Personal Care Underlying volume growth 7.9% Turnover €13.8bn
• Global leadership in deodorants and mass skin, world number two in daily hair care, significant local strength in toothpaste.
• Key brands include Dove, Rexona, Lux, Axe/Lynx, Suave, Signal, Pond’s and Lifebuoy.
• 61% of turnover in emerging markets.
In September 2010 we announced an agreement to acquire Alberto Culver.

Alberto Culver
The Alberto Culver company includes brands such as TRESemmé, Nexxus and St. Ives. These brands would complement our existing portfolio, transforming our hair business in North America, the UK and elsewhere, and adding substantially to our presence in the skin category. This transaction remains subject to regulatory approval.

Home Care Underlying volume growth 8.2% Turnover €7.7bn	• World number two in laundry and significant local strength in household cleaning. • Key brands include Omo/Persil, Surf, Comfort, Cif and Pureit. • 78% of turnover in emerging markets.

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Our ambition
Our Compass strategy sets out our ambition. It is to double the size of Unilever while reducing our environmental footprint.
This is an audacious goal which has energised our people and builds on our heritage of combining social mission with commercial success. We are one of the first consumer goods companies which has set itself the objective of decoupling growth from environmental impact. The Unilever Sustainable Living Plan sets out specific commitments to reducing our environmental footprint while increasing the social benefit arising from our activities (see page 20).
The Compass has invigorated and aligned the organisation. It balances bolder long-term aspirations with a higher focus on execution and results delivery.

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“Meeting our growth ambition requires us to stick to our strategy. This is set out in ‘the Compass’, which is based on winning in four key areas.” Paul Polman
Our Compass strategy

Where we will win	How we will win

Growth priorities	Winning with brands and innovation
Our aim is to win share and grow volume profitably across our categories and countries. We have a strong portfolio of leading brands and market positions. Our outstanding presence in the emerging markets leaves us well positioned to win where much of the world’s future growth will be. We will also grow in the developed world which is almost 50% of the business. €4.6 billion of acquisitions have been announced since 2009. These underpin our determination to have scale and grow in Europe and the US as we accelerate growth in the emerging markets.

Brands and innovation are at the heart of our business model. We aim to offer a broad portfolio that appeals to consumers with different needs and budgets. Unilever brands must also offer superior product quality and be supported by excellent marketing. Our innovation programme is focused on being ‘bigger, better and faster’. This means using technology to create bigger, better innovation platforms that are then rolled out rapidly to multiple markets.

For more go to page 12
Winning in the market place

New markets are our biggest opportunity for growth. We can achieve this by being best-in-class at market development. When working with our customers, the challenge is to grow the size of the categories in which we operate. In a fast changing world, this requires flexibility in our approach to different channels and responsiveness to different customer strategies. To sustain winning relationships and to enable growth, we need to be consistently brilliant at customer service and in-store execution.

For more go to page 14
Winning through continuous improvement
Share of growth in 2010 Underlying volume growth in 2010 was underpinned by strong growth across our categories and regions, but particularly in Personal Care and the emerging markets.
Winning in consumer goods requires a continuous improvement philosophy – a little better every day. Our goal is to be faster and simpler and translate efficiency into more competitive costs. We are prioritising speed and flexibility in the supply chain to deliver growth. We are leveraging our scale more aggressively, especially in support services. And we are working to get a better return on our advertising and promotional expenditure – one of our most significant areas of cost.

For more go to page 16
Winning with people

We will only meet our growth ambition if we have the necessary talent and organisation in place. Across the business we are conducting reviews of people, skills and capabilities and are taking appropriate action and investing for the future. We know that high employee engagement and a performance culture are critical enablers of growth; our goal is to be employer of choice in our key markets. We have made necessary changes in our remuneration and working practices and are increasing investment in training and leadership development.

For more go to page 18

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Winning with brands and innovation
Brands and innovation are at the heart of everything we do. Success means developing products that keep pace with changes in consumer lifestyles and that appeal to people at all income levels. We’re using breakthrough technology to get bigger and better innovations into the market faster, supported by the very best marketing.
Superior products
Our aim is to give consumers an unbeatable product experience. We are investing in our formulations and constantly assessing our product performance in order to drive consumer preference in branded and unbranded product tests. We’re doing this both for our innovations and for our existing mixes.
Our vision of quality is not just about the functional delivery, but it’s also about sensorials: packaging design, textures, taste and fragrance.
For example, the Rexona for women deodorant re-launch in 2010 has delivered great business results in some markets through quality improvement. Product testing of the antiperspirant aerosol has shown that, overall, women prefer Rexona to the closest competitor and, specifically, rate it higher on dryness, odour control and absence of white marks on clothing. As a result, Rexona was one of our fastest growing brands in 2010.
Bigger, better, faster innovation
Successful innovation is the lifeblood of any consumer goods company. For a business like Unilever, success means innovations that work globally, rather than in just one or two countries. For example, Dove Men+Care, a bold move into the men’s personal grooming category, was launched in over 30 countries in 2010.
This kind of achievement starts with what we call ‘disruptive technology’, namely technology that makes a big impact on the market by meeting consumer needs better than all available alternatives. Sharp consumer insight and R&D are core to delivering on that aim.

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In 2009 we launched the Genesis Programme, a more robust process for fuelling our longer-term innovation pipeline. Genesis is now a way of life for us, applying breakthrough technology across categories, enabling us to benefit from much bigger market opportunities.
For example, whitening is an essential benefit in fabric care but also in oral care. We’ve fast adapted the whitening technology from the laundry category and applied its active system to toothpaste to deliver instant whitening in one brush. Three years after launch, this breakthrough White Now innovation is still unmatched by competition. As a consequence, Signal had a fantastic year in 2010.
We are building more strategic relationships with our suppliers, defining joint innovation programmes with many. We have also amplified our open innovation activities, working with academic institutions as well as small and medium enterprises.
This new way of working has already delivered results and, we are confident, will deliver even greater results in the future.
World-class brands and marketing
Unilever has some of the world’s greatest brands, such as Lipton, Ben & Jerry’s, Persil, Clear, Dove and Axe. Twelve of our brands generate more than €1 billion turnover and another eight brands deliver above €0.5 billion turnover each.
Despite their size and presence in consumers’ lives, we have tremendous opportunity to build them further, as they are not yet present everywhere. In 2010, we initiated 100 new brand country launches, twice as many as in 2009.
We continue to optimise the portfolio by acquiring brands that strengthen our market positions and support our strategy, and we have acquired brands in fast-growing categories like ice cream and personal care. We purchased ice cream brands in Greece and Denmark, and the Sara Lee Personal Care business in Europe, South Africa and the Philippines. In September we announced an agreement to acquire the Alberto Culver company, which includes a range of outstanding hair and skin care brands such as TRESemmé, Nexxus and St. Ives. This transaction remains subject to regulatory approval.
Great products, great innovation and great marketing are essential for building world-class brands. Throughout our history, we’ve been at the forefront in inventing innovative and impactful ways to build our brands. In fact, Unilever was one of the first to advertise on television, and today we are one of the world’s leading advertisers. As consumers’ media habits change, we are evolving the way our brands are engaging with them, through digital marketing and market launches encompassing all media channels. As a result, Unilever was recognised as the Global Advertiser of the Year at the Cannes Lions Advertising Festival 2010, with Axe alone claiming seven awards, taking the brand’s total to 54 over the past five years.

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Winning in the
market place
New markets are our biggest opportunity for growth. Developing and emerging countries offer huge potential. Not only is the population rising rapidly, but more and more people are reaching income levels where they can start consuming our products for the first time.

Lead market development
Today, 5.9 billion people live in developing and emerging markets – in countries like Brazil, India and Indonesia. Unilever has deep roots and a wide presence in such markets – where we already reach many more consumers than our competitors. But we need to develop these markets further, a goal we’ll achieve in three main ways:
•	more users (increasing market penetration);

•	more usage (increasing consumption); and

•	more benefits (trading up to higher value products).
Our strategy produced a string of successes in 2010. In China, our Comfort brand reached 5.7 million new consumers. In Nigeria, where the toothpaste category has 84% market penetration, we found that only 32% of consumers brushed twice daily – and launched a campaign to increase usage. And in Indonesia, 5.3 million new users converted from deodorant powder to using Rexona deodorant lotion.
Winning partners, winning customers
The retail industry is increasingly dominated by fewer, larger retailers. Because we combine global scale with local market knowledge, Unilever can help these retail customers achieve their own growth ambitions as they extend their operations into new geographic areas.
In 2010, we expanded our network of Customer Insight and Innovation Centres (CiiCs), which allow us to work closely with retailers to trial new strategies for

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merchandising, displays and packaging without having to run in-store pilots. The success in 2009 of our centre in New Jersey has led us to open similar state-of-the-art centres in London, Paris, Singapore, Shanghai and São Paulo.
The concept has been embraced by our partners. Carrefour, for example, followed its inaugural visit to our Paris CiiC by sending country teams to our London, Shanghai and São Paulo centres where all experienced the same capabilities tailored to their own markets. We’ve already started working together to grow sales in key categories like hair, health and beauty, and ice cream.
Meeting retailers’ ambitions
Helping retailers meet their ambitions helps us meet ours. Walmart, for example, drew on our deep understanding of the Indian market prior to entry into the country, which contributed to an even better working relationship and understanding when it began opening its stores there. Or take Tesco. Operating in markets across Europe, Asia and North America, in 2010/11 it once again awarded Unilever International Supplier of the Year.
The 2010 Advantage International Survey, the industry standard for measuring business relationships in fast-moving consumer goods, showed that our position has improved in nine out of 15 countries surveyed, while holding steady in two others. Unilever is ranked among the top third of suppliers in nine out of 15 countries – compared to five out of 14 in 2009.
Be an execution powerhouse
Our progress in market development and customer satisfaction is encouraging, but it must be supported by excellence in execution. The everyday disciplines of ensuring that we are delivering the products customers want, in the quantities they order, at the time they are needed, have never been more important.
In 2010, we continued to focus on ‘sales fundamentals’ – company-wide standards which measure our in-store performance in key markets. We developed a scorecard to track progress against these standards and this has led to sustained improvement in areas like on-shelf availability and speed of building distribution for new products.
‘Perfect stores’
Focusing on sales fundamentals has added momentum to our ‘perfect store’ programme. The programme is based on the concept that for every variation in geography and outlet size, from a US superstore to a small-town independent in China, there is an optimal merchandising layout for selling Unilever categories and brands. We are promoting those ‘perfect’ models to retailers.
In 2010, we enlisted more than a million stores across the Asia Africa CEE region. Already, retail outlets enrolled in the programme have shown faster growth than their competitors, while those outlets which have taken on all our ‘perfect store’ recommendations are growing faster still.
We will extend the ‘perfect store’ programme to developed markets in Europe and North America.
The 2015 market place
We want to harness the energy from our progress in customer development, and in October 2010 we outlined a strategy for the next five years – identifying the most significant growth opportunities across markets, channels and categories. We believe that implementing this strategy will accelerate our growth rates still further.

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Winning through
continuous improvement
Continuous improvement means doing everything a little better, every day. It is the key to sustainable growth. In 2010, we concentrated on improving speed and agility in the supply chain, while keeping costs competitive.

Fast and flexible – and
increasingly competitive
Being competitive on cost is vital. But our customers’ needs are constantly changing, and our markets are fast-moving – so we also need to be fast and flexible along our whole supply chain, from the field to the shelf.
In 2010, our philosophy of continuous improvement was expressed through simplifying the supply chain, superior service and quality.
Simplifying the supply chain
We have consolidated our single global supply strategy, creating a globally-led, flatter structure that makes decision-making faster and makes us more responsive to customers’ needs. By thinking differently about the supply chain, we have become more flexible – and created savings to reinvest in the business.
The European Supply Chain Responsiveness Programme (ESCRP) is driving the delivery of Unilever’s top products to customers faster – on average 50% faster. To achieve this, we have developed various solutions across the value chain, for example, alternative sourcing, collaboration with suppliers, advanced technology and improved production efficiency. The success in Europe has prompted a global roll-out of the programme.
Superior service
‘On-shelf availability’ (OSA) measures our ability to get the right product on the right shelf at the right time – in other words, ensuring shoppers can always find our products in a store. However efficient our supply chain, Unilever products cannot sell if they are not on the shelf. So we work with retailers to ensure that our products are readily available when

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customers come shopping. We have developed a unique capability for this collaboration with retailers: the 5 Step Approach, which helps to identify inefficiencies and designs specific solutions. We work alongside customers to improve our systems and theirs. The global programme has increased our OSA to 92%†.
Quality
We are determined that consumer-perceived quality is at the core of all that we do. We are intensifying our focus on quality at every level of the organisation and at every step in our processes, from the raw material to presentation on the shelf – and our results have been encouraging. In 2010, we had 11% fewer consumer complaints and market quality incidents were down 46%.
Advantages of global scale
Our global reach is the envy of many competitors and we need to make the most of our opportunities for finding efficiencies through scale. Key areas we are focusing on include procurement and business services.
Procurement
Our move to a single global procurement strategy has brought significant benefits. We have achieved significant savings in indirect spend. Success like this gets noticed – Unilever’s Marc Engel was named Chief Procurement Officer of the year at the International Supply Management Congress.
A phased global supply chain change programme gives an idea of the scope and pace of improvement. Rolled out first across Europe and Asia, we launched the programme in the Americas in April 2010 to create a new business unit, the Unilever Americas Supply Chain Company, which will become operational in late 2011. Bringing together common systems and processes across all Unilever’s supply chain operations, this will deliver even better service to our customers and consumers around the world.
Business services
Business services account for nearly half of Unilever’s indirect costs, and they can benefit from economies of scale and qualitative improvements just as much as the supply chain. In April 2010 we launched Enterprise Support (ES) as our global shared services organisation, bringing together our HR, IT, finance, workplace and information management support services. ES has already secured new global contracts with providers like BT, Vodafone and Accenture as part of a drive towards better services for less.
The best return on brand
and customer investment
Unilever is the second biggest advertiser in the world. In 2010 alone, we spent around €6 billion on advertising and promotions. Improving the return on our brand and customer support is one of the most effective ways to achieve growth. We do not accept that this sort of return on investment cannot be measured – and we have challenged everyone in the business to consider this return and find ways to improve it.
The result has been an increase in rigour across the board; in 2010 we ran over 500 more advertising pre-tests, and more than doubled the number of projects that were tracked globally. We expanded our analytical modelling and created a strategy for improving agency costs and trade promotional spend.

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Winning
with people
Doubling the size of the company presents major human resource challenges. We need to have in place the people and structures necessary to succeed on double the scale. This year we made great progress in developing a team capable of delivering growth, and in offering the career development possibilities and an environment that make Unilever an attractive place to work.

Leveraging our global scale
Our operating framework seeks to combine global scale with local consumer intimacy. Getting that balance right as the business changes is essential. This year, we assessed the effectiveness of some of our most critical teams, such as the global and local marketing teams, with the aim of further improving consumer understanding and speed of execution. We also reorganised some of our key business functions to take advantage of the benefits that come from operating as a single global team. Supply chain and communications are good examples of this change.
Developing a team fit for growth
Some of our major markets are doubling in size every five to six years. Having enough people with the right skills in the right jobs is a challenge. Getting the number and quality of people in the pipeline requires an understanding of what is already in the business that can be built upon and what will be needed as markets develop.
In 2009 we launched our ‘talent and organisation readiness programme’, which assesses four areas – talent, skills, organisation and culture, identifying the issues and putting plans in place to address them. Having a standard global approach enables us to identify common themes and focus resources on developing the right plans.
By the end of 2010 we had completed assessments in units representing around 75% of Unilever’s turnover. Many are already delivering results.

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In China, for example, we identified a shortage of talent in the leadership pipeline and difficulties in retaining young talent. So we developed a recruitment scheme for students studying overseas, offering opportunities back home once they have finished their initial training at Unilever after graduation. In Latin America, our Unilever in your Class campus programme targeted college students across eight countries. The programme has helped almost 1,700 students learn more about Unilever and the consumer goods industry. We will roll it out to more countries in 2011.
Business Week Turkey recognised us as the best consumer goods employer in the country, the first time we have achieved this honour. We were named most preferred employer in the Benelux countries in a number of surveys, including Universum and Qompas, and Unilever Indonesia received Asia’s Best Employer Brand Award from the Employer Branding Institute in conjunction with the Chief Marketing Officer (CMO) Council in Asia. Meanwhile in India, Unilever came in ahead of all other consumer goods companies and achieved a ranking of third overall for business school students in the Nielsen Employer of Choice national employer survey.
Diversity
Unilever needs a diverse team – across gender, nationality, race, creed and culture – to be able to connect with the widest range of consumers. Currently, we have six nationalities represented on the Unilever Executive team and five on the Board of Directors. This diversity delivers a wealth of experience which is critical to our success.
In terms of gender, the number of women in senior positions increased from 23% in 2007 to 27% at the end of 2010.
Unilever: the place to succeed
With the launch of the Compass strategy, we developed a performance culture toolkit and held workshops for all managers across the company. The programme, run and owned by leaders within the business, places strong emphasis on leadership and personal responsibility.
We know this is resonating with people from the outstanding results of our annual Global People Survey (GPS). Engagement scores had been hovering around 65% for a number of years; in 2010 it was 73%. We learnt that people are inspired by the strategy and, while it is presenting them with big challenges, they understand what’s expected of them.
This level of engagement was also reflected in our Compass Awards, launched in 2010 to celebrate employees who are making a big contribution to our success. In all, we received over 1,400 entries, representing every part of our business, way beyond what we expected.
One of the winning entries was an employee engagement programme run in South Africa. Aiming to revitalise the culture among all employees, from senior management to the shop floor, the results speak for themselves with the business achieving one of the most positive trends in the GPS survey.
A genuine performance culture needs to reward people and teams who deliver. This year we changed our incentives and remuneration plans for all Unilever managers. They are now based entirely on personal achievement, with personal development goals also contributing to people’s overall rating.
But changing a company’s culture takes time. We are looking at a period of sustained effort over some time to get all our people to work in new ways.
Safety is essential
We take seriously our responsibility to provide a safe workplace. For us this means the health, safety and well-being of everyone working for or on behalf of Unilever. A key measure of progress is our total recordable accident frequency rate, which counts all employee workplace accidents except those requiring only simple first aid treatment. There was a 15.7%à reduction in our total recordable accident frequency rate in 2010.

à	2010 data is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2010 at www.unilever.com/sustainability.

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Sustainable
Living Plan
We have ambitious plans to grow the company. But we recognise that growth at any cost is not viable. We have to develop new ways of doing business which will decouple our growth from our environmental impacts while at the same time increasing the positive social benefits arising from Unilever’s activities. The Unilever Sustainable Living Plan, launched in 2010, is our blueprint for doing this.

It’s not a new concept for Unilever. We have long been working and reporting on our impact on society and the environment. One example is our work to improve the nutritional quality of our products. Since 2005 our Nutrition Enhancement Programme has reviewed our entire portfolio of foods – some 30,000 products. As a result of this review we have made reductions in saturated and trans fat, sugar and salt in thousands of our products, in line with globally recognised dietary guidelines.
Another example is the progress we have made in reducing our CO2 emissions, water and waste in factories. Measured per tonne of production, since 1995 we have achieved reductions of 44%à in CO2 from energy, 66%à in our use of water and
73%à in the total waste sent for disposal. For 2010, these equate to annual reductions of 6.7%à, 5%à and 0.9%à respectively.
The Sustainable Living Plan (the Plan) brings together all the work we have been doing and at the same time sets many new targets to enable us to achieve our growth ambitions sustainably.
The Plan’s three outcomes
The Plan will result in three significant outcomes by 2020:
•	We will help more than a billion people take action to improve their health and well-being.

•	We will halve the environmental impact of the making and use of our products.

•	We will enhance the livelihoods of thousands of people in our supply chain.

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Why are we doing it?
The Plan is the right thing to do for people and the environment. But it’s also right for Unilever: the business case for integrating sustainability into our brands is clear and persuasive.
•	A growing number of consumers want reassurance that the products they buy are sustainably sourced and protect the earth’s natural resources.

•	Many retailers have sustainability goals of their own and need the support of suppliers like Unilever if they are to achieve them. This collaboration is broadening and deepening the relationships we have with our customers.

•	Sustainability is a fertile area for product and packaging innovation. It is allowing us to deliver new products with new consumer benefits.

•	Over half of Unilever’s sales are in developing countries, the very places which face the greatest sustainability challenges – deforestation, water scarcity and poor sanitation. These countries represent major growth markets for Unilever, so if we can develop products today that help people adapt to the changing environment of tomorrow, it will help us grow faster in future.

•	Managing our business sustainably not only generates cost savings, it can also save consumers money.
Improving health and well-being
Health and well-being are the starting point of the Plan because these are the benefits which our brands provide. By delivering good nutrition and improved hygiene our products have a positive impact on two of the world’s biggest health issues – cardiovascular disease and diarrhoea.
Nutrition
We continually work to improve the taste and nutritional quality of our products. By 2020 we will double the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines.
This will help hundreds of millions of people achieve a healthier diet.
Hygiene
From our earliest days we have sought to meet people’s need for good health and hygiene. By 2020 we will help more than a billion people improve their hygiene habits and bring safe drinking water to 500 million people.
Reducing our environmental impact
Our aim is to halve the environmental footprint associated with the making and use of our products by 2020. This commitment covers our entire ‘value chain’, from how we source our raw materials to how consumers use and dispose of our products. The vast majority of the impacts of our products come from these two ends of the value chain. In analysing our environmental impact, we focus on the biggest contributors: greenhouse gases (GHG), water, waste and sustainable agricultural sourcing. Our targets for 2020 are:
•	Greenhouse gases: to halve the GHG impact per consumer use of our products.

•	Water: to halve the water associated with the consumer use of our products, focusing on countries that are water-scarce.

•	Waste: to halve the waste (per consumer use) associated with the disposal of our products.

•	Sustainable agricultural sourcing: to source 100% of our agricultural raw materials sustainably.
Enhancing livelihoods
We work with many thousands of smallholder farmers, small-scale distributors and micro-entrepreneurs, particularly in the developing world, helping them improve their skills and increase productivity. By 2020 we will link more than 500,000 smallholder farmers and small-scale distributors into our supply chain.

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Financial review 2010
The virtuous circle of growth is starting to work for us. We have successfully accelerated our growth and at the same time have continued the steady and sustainable expansion of our underlying operating margin and strong cash flow.

Delivering against our priorities
Volume growth ahead of our markets
Underlying volume growth accelerated in 2010 to 5.8%, the best that Unilever has achieved for more than 30 years. We set out two years ago to reignite our volume growth and to grow ahead of our markets. That is what we are starting to do; our volume shares are up in all regions and in most categories.
Volume growth was broad based. In our emerging markets business we grew volumes by around 10% over the year as a whole, with the key businesses of China, India and Turkey all delivering growth well into double digits. Only in Central and Eastern Europe did we see more subdued growth, although even here volumes were comfortably up in difficult markets. In the developed world, where growth has been very hard to achieve over the recent past, our volumes were also up by around 2%, again ahead of the market, in both Western Europe and North America.

We gained volume share in all regions, with particularly strong performance in key emerging markets such as China, Indonesia, South Africa and Argentina. Western Europe also saw strong volume share gains, led by the Netherlands, France and Italy. Volume shares were also up in most of our core categories, with deodorants, skin cleansing, household care, ice cream and dressings all achieving notable gains during the year.
Steady improvement in margin
Underlying Operating Margin for the year increased by 20 basis points. It was another year of the steady and sustainable improvement that we have been targeting.
Cost saving programmes again delivered strongly, with €1.4 billion of savings in the year following a similar amount in 2009. Much of the success in savings came in the supply chain, and as a result gross margin, at constant currency, improved for the year despite negative underlying price growth and modestly higher commodity costs. Positive mix and improved volume leverage also contributed positively to gross margin.
At the same time as increasing underlying operating margin we also increased substantially the advertising and promotions investment put behind our brands – at constant currency the increase was more than €300 million or 30 basis points in the year. This came after an even bigger increase in 2009, meaning an additional €700 million behind the building of our brand equities over the last two years. Aside from the gross margin increase, the key driver of margin improvement was a reduction in indirect costs, with the organisation now leaner and a new discipline exerted in all areas of the cost base.
Healthy cash delivery
Working capital reduced as a percentage of turnover and has now been negative for over 12 months. The cash conversion cycle improved by 17 days, from 20 days in 2009 to just three in 2010. We are close to best in class in our management of payables and receivables, but in inventories we still see scope for further improvement.
This strong performance in working capital management was reflected in free cash flow, which was again healthy at €3.4 billion. Over the last two years our combined free cash flow of €7.4 billion represents around 90% of net profit. This is robust performance, particularly at a time when we are investing heavily in the future growth of the business in areas such as capital expenditure, as we build new capacity to support our rapid volume growth in emerging markets. The €0.7 billion reduction versus 2009 reflected a smaller inflow from working capital in 2010, following the exceptional benefit of €1.7 billion taken in 2009.

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Key performance indicators (KPIs)
We report our performance against four key financial indicators:
•	underlying sales growth;

•	underlying volume growth;

•	underlying operating margin; and

•	free cash flow (this has replaced operating cash flow).
The performance of the KPIs is described on page 22, on this page and within the segmental commentaries on pages 24 to 27. The KPIs are described on pages 31 to 32. The non-financial KPIs are described on pages 2, 19 and 20.
Financial overview 2010
Turnover at €44.3 billion increased 11.1%, with 7.3% due to currency. Underlying sales growth increased to 4.1%, driven in particular by an improvement in performance in Western Europe. Underlying volume growth of 5.8% was partially offset by the full year price effect of negative 1.6%, though in the fourth quarter pricing turned positive on an in-quarter basis.
Operating profit was €6.3 billion, compared with €5.0 billion in 2009, with higher one-off profits arising from the disposal of group companies and lower restructuring costs. Underlying operating profit increased by 12% to €6.6 billion, with underlying operating margin increasing by 20 basis points to 15.0%.
The cost of financing net borrowings was €414 million, €15 million lower than last year, as the adverse impact of currency was more than offset by lower average net debt. The interest rate on borrowings was 4.4% and on cash deposits was 1.7%. The charge for pensions financing was a credit of €20 million compared with a net charge of €164 million in 2009.
The effective tax rate was 25.5% compared with 26.2% in 2009 reflecting the geographic mix of profits and the impact of the Italian frozen foods disposal. The underlying tax rate excluding the effect of restructuring, disposals and impairments was 27.1%.
Net profit from joint ventures and associates, together with other income from non-current investments contributed €187 million compared to €489 million in the prior year which benefited from the €327 million gain on disposal of the majority of the equity in JohnsonDiversey.
Fully diluted earnings per share increased 25%, to €1.46. This was driven by improved underlying operating profit, lower restructuring charges, lower pension costs, the favourable impact of foreign exchange and higher profit on business disposal partially offset by a provision in respect of the European Commission investigation into consumer detergents. Business disposals include the disposal of the Italian frozen foods business.

Key performance indicators*

	2010	2009	2008
Underlying sales growth (%)	4.1	3.5	7.4
Underlying volume growth (%)	5.8	2.3	0.1
Underlying operating margin (%)	15.0	14.8	14.6
Free cash flow (€ million)	3,365	4,072	2,390

Consolidated income statement
(highlights) for the year ended 31 December

			Increase/
€ million	2010	2009	(Decrease)

Turnover	44,262	39,823	11.1%
Operating profit	6,339	5,020	26%
Profit before taxation	6,132	4,916	25%
Net profit	4,598	3,659	26%
Diluted earnings per share	€ 1.46	€ 1.17	25%

Consolidated balance sheet
as at 31 December

€ million		2010	2009

Non-current assets		28,683	26,205
Current assets		12,484	10,811
Current liabilities		(13,606)	(11,599)

Total assets less current liabilities		27,561	25,417

Non-current liabilities		12,483	12,881
Shareholders’ equity		14,485	12,065
Non-controlling interests		593	471

Total capital employed		27,561	25,417

Consolidated cash flow statement
for the year ended 31 December

€ million		2010	2009

Net cash flow from operating activities		5,490	5,774
Net cash flow from/(used in) investing activities		(1,164)	(1,263)
Net cash flow from/(used in) financing activities		(4,609)	(4,301)

Net increase/(decrease) in cash and cash equivalents		(283)	210
Cash and cash equivalents at 1 January		2,397	2,360
Effect of foreign exchange rate changes		(148)	(173)

Cash and cash equivalents at 31 December		1,966	2,397

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 31 to 32.

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Financial review 2010 continued
Asia, Africa and Central & Eastern Europe

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	17,685	14,897	18.7
Operating profit	2,253	1,927	16.9

Underlying operating margin (%)	13.4	13.9	(0.5)

Underlying sales growth at constant rates (%)	7.7	7.7
Underlying volume growth (%)	10.2	4.1
Effect of price changes (%)	(2.2)	3.4

Turnover at current rates of exchange grew by 18.7%. The relative strength of most major currencies in the region against the euro meant that the impact of exchange rates was significant, contributing 10.1% of the overall turnover growth. Operating profit at current rates of exchange grew by 16.9%.
Market conditions were robust in most parts of the region throughout the year, although the second half saw a modest slowdown in markets like China as interest rates were increased in an attempt to contain inflationary pressures. Market conditions in Central and Eastern Europe, though improved from 2009, were more subdued than in the rest of the region. Competitive intensity reached new heights in several key countries in 2010, with increased levels of mostly price-based competitive activity particularly in India, China, Indonesia and Turkey.
Against this competitive background, underlying sales growth of 7.7% and volume growth of 10.2% represent strong and fully competitive performance. Volume momentum was maintained throughout the year, with all major units contributing volume growth of at least 5%. Several major markets achieved strong double digit volume growth for the year, including China, India, Vietnam and Turkey. Amongst the smaller businesses volume strength was also broad-based. Double digit volume growth was achieved in South Asian markets such as Bangladesh and Pakistan, in Malaysia and the Philippines in South East Asia, and in African markets such as Kenya.
Volume market share performance was positive for the region as a whole, and for most major units. Particularly strong progress was made in China, Indonesia, Turkey and South Africa. In the highly competitive Indian market, volume growth was strong, with improved performance throughout the year and the fourth quarter seeing the return of positive share momentum.
Underlying price growth was negative 2.2%, reflecting actions taken to ensure market positions were protected against high levels of price competition. Pricing trends improved through the year, and by the end of 2010 in-quarter pricing had turned positive. Underlying operating margin for the year was down by 50 basis points, with gross margin stable, at constant currency, but investment in advertising and promotions significantly increased.
Other key developments in the year included the continued successful roll-out of the regional IT platform to a variety of countries, including China, Australia and Vietnam, and the opening of ‘Customer Insight and Innovation Centres’ in Singapore and Shanghai.
The Americas

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	14,562	12,850	13.3
Operating profit	2,169	1,843	17.7

Underlying operating margin (%)	16.0	16.1	(0.1)

Underlying sales growth at constant rates(%)	4.0	4.2
Underlying volume growth (%)	4.8	2.5
Effect of price changes (%)	(0.7)	1.6

Turnover at current rates of exchange grew by 13.3%. The relative strength of most major currencies in the region against the euro meant that the impact of exchange rates was significant, contributing 9.0% of the overall turnover growth. Operating profit at current rates of exchange grew by 17.7%.
Market conditions in North America remained challenging throughout the year, with consumer confidence at low levels and competition proving increasingly intense. Latin American markets were generally much stronger, although levels of competition were again increased, particularly in Brazil.
Underlying sales growth was 4.0%. This was driven by strong performance in Latin America, but was also supported by encouraging levels of growth in North America. Underlying price growth was negative for the year as a whole, but had returned to positive territory by the year end. Given the competitive climate, volume growth of 4.8% represented strong performance, with good momentum maintained throughout the year and all major units contributing positive growth. Leading contributions to volume growth were made by our businesses in Argentina, Brazil and Mexico.
Volume market share performance was positive for the region as a whole, and for most major units. Particularly strong progress was made over the year in the food categories in Brazil and Mexico, and in the Personal Care categories in Argentina. In the USA overall volume share was flat for the year as a whole, with gains in hair and skin cleansing offset by share loss in spreads and the weight management business.
Underlying price growth was negative 0.7%, reflecting actions taken to ensure market positions were protected against high levels of price competition, particularly in Brazil and the USA. Pricing trends improved through the year, led by the Latin American businesses, and underlying price growth had turned positive by the fourth quarter. Underlying operating margin for the year was down by 10 basis points, with investment in advertising and promotions increased from 2009. Gross margin was slightly higher, at constant currency, with strong performance in cost saving programmes more than compensating for the impact of lower prices and higher commodity costs.
A key development in the year was the announcement of an agreement to acquire the Alberto Culver business. This transaction, which is still subject to regulatory approval, will significantly strengthen our positions in the hair and skin categories in the USA and other markets in the region.

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Western Europe

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	12,015	12,076	(0.5)
Operating profit	1,917	1,250	53.4

Underlying operating margin (%)	16.1	14.4	1.7

Underlying sales growth at constant rates (%)	(0.4)	(1.9)
Underlying volume growth (%)	1.4	(0.1)
Effect of price changes (%)	(1.8)	(1.8)

Turnover at current rates of exchange fell by 0.5%. Operating profit at current rates of exchange grew by 53.4%. Although underlying margin improvement made an important contribution, the most significant factor behind this substantial increase was the profit achieved on the disposal of the Italian frozen foods business in the fourth quarter.
Market conditions were difficult in most parts of the region throughout 2010, with Greece, Ireland and Spain proving especially challenging. Northern European markets were more positive, particularly the UK and France, with consumer confidence remaining relatively stable despite the imminent onset of austerity packages. Competition continued to be intense, and in some markets and categories levels of price promotional activity accelerated towards the end of the year. This trend was particularly marked in the Home Care category.
Against this competitive background, underlying sales growth of negative 0.4% represented robust performance. Particularly encouraging was volume growth, which at 1.4% was a step up from the slight decline seen in 2009. Key countries contributing to this positive growth momentum were the UK, France, Italy and the Netherlands, all of which grew volumes by 2% or more, in all cases ahead of their respective markets. Volumes in Germany were broadly flat, and in Greece, Spain and Ireland volumes were down, reflecting the very difficult conditions in each of those markets.
Volume market share performance was positive for the region as a whole, and for most major units with the exception of Spain. Particularly strong progress was made in the Netherlands, where over the year major share gains were seen in ice cream and deodorants. In the UK strong gains were made in dressings, tea and laundry, and in Germany performance was strong in ice cream, spreads and deodorants.
Underlying price growth was negative 1.8%, reflecting actions taken to ensure market positions were protected against high levels of price competition. Underlying operating margin for the year was up sharply, by 170 basis points. This reflected the success of cost saving initiatives, which reduced indirect costs significantly. Advertising and promotions spend was also lower, although investment levels remained competitive as reflected in the improved volume and share performance.
Other key developments in the year focused on the sharpening of the portfolio through acquisitions and disposals. The sale of the Italian frozen foods business was completed in the fourth quarter, as was the acquisition of the Personal Care business of Sara Lee. In addition, smaller bolt-on acquisitions were announced in the ice cream business in Denmark and Greece, and have subsequently been completed.

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Financial review 2010 continued
Savoury, Dressings and Spreads

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	14,164	13,256	6.8
Operating profit	2,846	1,840	54.7

Underlying sales growth at constant rates (%)	1.4
Underlying volume growth (%)	2.5
Effect of price changes (%)	(1.0)

Turnover at current rates of exchange grew by 6.8%. Operating profit at current rates of exchange grew by 54.7%. Although underlying margin improvement made an important contribution, a significant factor behind this substantial increase was the profit achieved on the disposal of the Italian frozen foods business in the fourth quarter.
Underlying sales growth was 1.4% and volume growth was 2.5%. Growth was strongest in the savoury category, driven by a series of bigger and more impactful innovations. Knorr jelly bouillon has proved a success across many markets in Europe and Latin America, Knorr Season and Shake baking bags have been successfully launched in more than 20 markets, and PF Chang’s restaurant quality frozen meals have been a great success in the USA. Volume shares were up in most areas of the savoury business, with good progress in both bouillons and soups.
Dressings also saw positive volume growth, with volume share gains in key markets in Western Europe and the Americas including the UK, USA, Brazil and Mexico. Performance was particularly strong in Latin America, where double digit volume growth was achieved through a series of actions to broaden the range of consumption occasions for mayonnaise. Spreads saw modestly negative underlying sales growth, but volume was positive and performance improved through the year. Pro.activ spreads continued to drive growth with their emphasis on core heart health benefits. Volume shares in spreads grew in the year, especially in Western Europe.
Underlying price growth was negative 1.0%, mostly reflecting actions taken in Western Europe to ensure market positions were protected against high levels of price competition. Operating margin for the year was substantially up, by 620 basis points. Gross margins, at constant currency, were up in all three categories, and advertising and promotions spend was broadly unchanged from 2009 levels. The major change in margins came in restructuring, disposals and impairments, with significant restructuring spend in 2009 replaced by the profit on disposal of the Italian frozen foods business in 2010.
Ice Cream and Beverages

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	8,605	7,753	11.0
Operating profit	724	731	(1.0)

Underlying sales growth at constant rates (%)	6.1
Underlying volume growth(%)	5.9
Effect of price changes (%)	0.1

Turnover at current rates of exchange grew by 11.0%. The relative weakness of the euro in the year meant that the impact of exchange rates was significant, contributing 6.8% of the overall turnover growth. Operating profit at current rates of exchange fell by 1.0%.
Underlying sales growth was 6.1%, almost entirely due to volume which grew by 5.9%. The fastest growth was in the soy-based drinks business in Latin America, where impactful new packaging and advertising drove another year of strong performance. Tea also performed well, with volume share gains in a number of key markets including the UK and positive price growth alongside mid-single digit volume growth. As well as actions to strengthen the brand equity of Lipton, the tea category also benefited from up-trading to new formats such as green tea in pyramid bags, the development of milk teas in China and ongoing conversion from loose tea to tea bags across many emerging markets.
Ice cream also saw robust volume growth and share gains in most markets. Volume share performance was particularly strong in Western Europe, Mexico, Indonesia and Australia. Innovation performance was consistently high, with major success driven by Magnum Gold?! and Cornetto Enigma in multiple markets. Product quality improvements helped Klondike achieve strong results in the USA, and the successful Fruttare brand was expanded from its Latin American base into South East Asia. The Inmarko business in Russia also made good progress.
Underlying price growth was 0.1%, with higher price growth in tea and modestly negative growth in ice cream. Operating margin for the year was down by 100 basis points. This largely reflected slightly lower gross margins, at constant currency, with commodity costs higher in both tea and ice cream. An additional factor driving the minor reduction in margins was a step-up in restructuring costs, particularly in the tea category.

26    Unilever Annual Report and Accounts 2010

Report of the Directors About Unilever

Personal Care

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	13,767	11,846	16.2
Operating profit	2,296	1,834	25.2

Underlying sales growth at constant rates (%)	6.4
Underlying volume growth (%)	7.9
Effect of price changes (%)	(1.4)

Turnover at current rates of exchange grew by 16.2%. The relative weakness of the euro in the year meant that the impact of exchange rates was significant, contributing 8.5% of the overall turnover growth. Operating profit at current rates of exchange grew by 25.2%.
Underlying sales growth was 6.4% and volume growth was 7.9%. Growth was strongest in the deodorants category, driven by the roll-out of Dove Men+Care, the launch of Rexona Clinical, various new market launches and continued success with the Axe brand. Global market share continued to grow despite high levels of competition. Good progress was also made in skin, particularly in skin cleansing where Dove Nutrium moisture performed strongly and several new market launches of Lifebuoy were completed.
The hair category saw improved performance through the year, with healthy volume growth and improved market share in several key countries including the USA, China and India. Innovation and new market launches were again key drivers, with Dove Damage Therapy successfully rolled out, the Clear brand extended into Latin America and a series of new launches under the TiGi brand. The oral category had a year of solid growth, despite intensified competition in a number of markets. The White Now range has proved successful across more than 30 markets, and launches of anti-age variants in Western Europe have also made a contribution.
Underlying price growth was negative 1.4%, with similar levels seen in each of the Personal Care categories. Operating margin for the year was up by 120 basis points. This reflected improved gross margins, at constant currency, particularly in the skin category and savings in Indirects, partly offset by increased advertising and promotions spend.
Acquisition activity in 2010 was concentrated in Personal Care, with the announcement in September of an agreement to acquire the Alberto Culver hair and skin business, and the completion in December of the acquisition of the Personal Care business of Sara Lee.
Home Care

	€ million	€ million	%
			Increase/
	2010	2009	(Decrease)

Turnover	7,726	6,968	10.9
Operating profit	473	615	(23.1)

Underlying sales growth at constant rates (%)	3.0
Underlying volume growth (%)	8.2
Effect of price changes (%)	(4.8)

Turnover at current rates of exchange grew by 10.9%. The relative weakness of the euro in the year meant that the impact of exchange rates was significant, contributing 8.3% of the overall turnover growth. Operating profit at current rates of exchange fell by 23.1%. A significant element of this fall was a provision taken in relation to a European Commission investigation into potential competition law infringements.
Underlying sales growth was 3.0%, with volume growth significantly higher at 8.2%. This strong growth came in the context of increasingly competitive markets, particularly in fabric cleaning, with high levels of price-based activity in both emerging markets such as India or Brazil and developed markets such as the UK.
Volume growth was particularly strong in India, where the Rin and Wheel detergents brands were successfully re-launched, and in China, where the launch of Omo liquids helped to further close the share gap to the market leader. Liquids were also introduced into a number of other markets during the year, including Turkey and Vietnam, and the roll-out of the Surf brand continued into several new markets. Although our laundry business is strongest in emerging markets, performance was also encouraging in a number of Western European markets, with good volume growth and share gains in the UK, France and the Netherlands.
Household cleaning continued to perform well, with high single digit volume growth and share gains in a number of key markets. New market launches played a major role, with Cif rolled out to various countries particularly in South East Asia and Domestos launched into Italy and the Philippines. Good progress was also made in dishwash with the launch of Sun Turbo All-in-1 concentrated gel in Europe.
Underlying price growth was negative 4.8%, with high levels of price competition in laundry for much of the year. Operating margin for the year fell by 270 basis points. This reflected the provision noted above, but also the impact of the highly competitive environment in Home Care, with lower gross margins, at constant currency, due to pricing and higher levels of advertising and promotions spend.

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Report of the Directors About Unilever

Financial review 2010 continued
Balance sheet

	€ million	€ million
	2010	2009

Goodwill and intangible assets	18,278	17,047
Other non-current assets	10,405	9,158
Current assets	12,484	10,811
Current liabilities	(13,606)	(11,599)

Total assets less current liabilities	27,561	25,417

Non-current liabilities	12,483	12,881
Shareholders’ equity	14,485	12,065
Non-controlling interest	593	471

Total capital employed	27,561	25,417

Goodwill and intangibles at 31 December 2010 were €1.2 billion higher than in 2009, as a result of currency movements and the Sara Lee acquisition, net of disposals, and the movements to assets held for disposal. The increase in other non-current assets is mainly due to currency and an increase in property, plant and equipment to €7.9 billion compared to €6.6 billion in 2009.
Inventories were higher by €0.7 billion and trade and other receivables were higher by €0.7 billion. Cash and cash equivalents were €0.3 billion lower at €2.3 billion.
Current liabilities were €2.0 billion higher at €13.6 billion mainly due to an increase in trade payables and currency movements. Provisions remained at €0.4 billion.
The overall net liability for all pension arrangements was €2.1 billion at the end of 2010, down from €2.6 billion at the end of 2009. Funded schemes showed an aggregate deficit of €0.2 billion and unfunded arrangements a liability of €1.9 billion. The reduction in the overall balance sheet liability was due to cash contributions made and good asset returns over the year offset by the impact of lower corporate bond rates on the calculation of pension liabilities.
Shareholders’ equity rose by €2.4 billion in the year. Net profit added €4.2 billion, with currency and other movements adding a further €0.5 billion. Dividends paid in the year totalled €2.3 billion.
Unilever’s contractual obligations at the end of 2010 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2010 is provided in the table below. Further details are set out in the following notes to the consolidated financial statements: note 10 on page 89, note 14 on pages 94 and 95, and note 25 on page 115.
Contractual obligations at 31 December 2010

	€ million	€ million Due	€ million	€ million	€ million Due in
		within	Due in	Due in	over
	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt	8,003	958	2,611	2,017	2,417
Interest on financial liabilities	2,907	344	572	385	1,606
Operating lease obligations	1,600	364	500	344	392
Purchase obligations(a)	610	493	68	26	23
Finance leases	357	31	49	45	232
Other long-term commitments	2,344	688	1,085	453	118

Total	15,821	2,878	4,885	3,270	4,788

(a)	For raw and packaging materials and finished goods.
Off-balance sheet arrangements
SIC interpretation 12 ‘Consolidation – Special Purpose Entities’ (SIC 12) requires that entities with which we have relationships are considered for consolidation in the consolidated financial statements based on relative sharing of economic risks and rewards rather than based solely on share ownership and voting rights. We periodically review our contractual arrangements with potential special purpose entities (SPEs) as defined by SIC 12. The most recent review has concluded that there are no significant SPE relationships which are not already appropriately reflected in the consolidated financial statements. Information concerning guarantees given by the Group is stated in note 15 on page 99.
Cash flow

	€ million	€ million	€ million
	2010	2009	2008

Net cash flow from operating activities	5,490	5,774	3,871
Net cash flow from/(used in) investing activities	(1,164)	(1,263)	1,415
Net cash flow from/(used in) financing activities	(4,609)	(4,301)	(3,130)
Net increase/(decrease) in cash and cash equivalents	(283)	210	2,156

Cash and cash equivalents reduced by €0.4 billion when translated at average 2010 exchange rates. After recognising the changes in exchange rates, amounts in the balance sheet at 31 December 2010 were €0.3 billion lower at €2.3 billion.
Net cash flow from operating activities of €5.5 billion was €0.3 billion lower than in 2009. Cash flow from operating activities increased €0.1 billion, reflecting higher operating profit and lower pension payments. Further progress was made in reducing working capital, building on the strong performance in 2009. Tax payments increased to €1.3 billion. Net capital expenditure was €0.4 billion higher than in 2009. There was a net cash outflow from acquisition and disposal activities, primarily the acquisition of the Sara Lee brands and the disposal of the Italian frozen foods business. The movement in financing activities is explained by an increase in dividends paid, an increase in treasury stock purchases, partially offset by lower net outflow on third party borrowings.
At 31 December 2010, the net debt position was €6.7 billion, an increase of €0.3 billion compared to 2009.

28   Unilever Annual Report and Accounts 2010

Report of the Directors About Unilever

Dividends and market capitalisation
Dividends per share
Final dividends in respect of 2008 of €0.5100 per NV ordinary share and £0.4019 per PLC ordinary share and interim dividends in respect of 2009 of €0.2700 per NV ordinary share and £0.2422 per PLC ordinary share were declared and paid in 2009.
Four quarterly interim dividends were declared and paid during 2010. These totalled €0.8190 per NV ordinary share and £0.7053 per PLC ordinary share.
Quarterly dividends of €0.2080 per NV ordinary share and £0.1775 per PLC ordinary share were declared on 3 February 2011, to be payable in March 2011.
Unilever’s combined market capitalisation rose from €63.4 billion at the end of 2009 to €64.8 billion at 31 December 2010.
Finance and liquidity
The Group’s financial strategy provides the financial flexibility to meet strategic and day-to-day needs. The key elements of the financial strategy are:
•	appropriate access to equity and debt capital;

•	sufficient flexibility for acquisitions that we fund out of current cash flows;

•	A+/A1 long-term credit rating;

•	A1/P1 short-term credit rating;

•	sufficient resilience against economic and financial uncertainty; and

•	optimal weighted average cost of capital, given the constraints above.
Unilever aims to concentrate cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mixture of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned. Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euromarket Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC, Unilever Finance International BV or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.
In this uncertain environment, we have continued to monitor closely all our exposures and counterparty limits. We were comfortable to run a cash balance which was at a higher level than was historically the case.
Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place on 31 December 2010 were US $6,050 million, of which bilateral committed credit facilities totalled US $5,495 million and bilateral money market commitments totalled US $555 million. Further details regarding these facilities are given in note 15 on page 98.
On 1 November 2010 we redeemed the US $1,750 million bonds. We did not issue new notes during 2010.
The main source of liquidity continues to be cash generated from operations. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.
The currency distribution of total financial liabilities (excluding the currency leg of currency derivatives relating to intra-group loans) at the end of 2010 was as follows: 31% in US dollars (2009: 36%) 28% in euros (2009: 28%) and 22% in sterling (2009: 18%), with the remainder spread across a number of currencies.
Unilever manages interest rate and currency exposures of its net debt position. Taking into account the various cross-currency swaps and other derivatives, 82% of Unilever’s net debt was in US dollars (2009: 89%) and 57% in sterling (2009: 44%), partly offset by financial asset balances in euros amounting to 70% of net debt (2009: 59%) and with the remainder spread over a large number of other currencies.
Treasury
Unilever Treasury’s role is to ensure that appropriate financing is available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low-cost manner.
Unilever Treasury operates as a service centre and is governed by plans approved by the Boards. In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Reviews are undertaken periodically by the corporate internal audit function.
The key financial instruments used by Unilever are short-term and long-term borrowings, cash and cash equivalents, and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in note 15 on page 100. The use of leveraged instruments is not permitted.
Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and liquidity. Further details of the management of these risks are given in note 15 on pages 98 to 100, which are incorporated and repeated here by reference.
Acquisitions and disposals
During 2010 Unilever has continued to shape the portfolio through M&A activities.
The most significant were the acquisition of Sara Lee’s personal care business, which completed on 6 December 2010, and the definitive agreement to acquire the Alberto Culver Company, which was announced on 27 September 2010. This remains subject to regulatory approval.
Details of other acquisitions and disposals during 2008, 2009 and 2010 can be found in note 26 on page 118.

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Report of the Directors About Unilever

Financial review 2010 continued
Significant events after the balance sheet date
On 10 February 2011 Unilever issued a bond composed of two senior notes: (i) US $500 million 2.75% fixed rate note which will mature in five years and (ii) US $1,000 million 4.25% fixed rate note which will mature in ten years.
Basis of reporting
The accounting policies that are most significant in connection with our financial reporting are set out on this page.
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using average exchange rates. Balance sheet amounts are translated at year-end rates, except for the ordinary capital of the two parent companies. These are translated at the rate referred to in the Equalisation Agreement of 3 1/9p = €0.16 (see Corporate governance on page 51).
Certain discussions within this Financial Review 2010 include measures that are not defined by the generally accepted accounting principles (GAAP) of IFRS. These include underlying sales growth (USG), underlying volume growth (UVG), restructuring, business disposals, impairments and other one-off items (RDIs), underlying operating margin, free cash flow (FCF) and net debt. We believe that these measures provide valuable additional information on the underlying performance of the business.
These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. These measures as reported by us may not be comparable with similarly titled measures reported by other companies.
Further information about these measures is given on pages 31 to 32, including a reconciliation of the measures to GAAP measures.
Further information on underlying operating margin and the impact of RDIs is given on the face of our income statement and in note 3 on page 83.
Critical accounting policies
The financial statements are prepared in accordance with IFRS as adopted by the EU, as issued by the International Accounting Standards Board, and with UK and Dutch law. In preparing these accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. We believe these estimates and assumptions are reasonable and we re-evaluate them on an ongoing basis. However, some of these policies require difficult, subjective or complex estimates from management and therefore the actual amounts and future results could differ.
Critical accounting policies and estimates are those which are most important to the portrayal of Unilever’s financial position and results of operations and where it is reasonably likely that future financial performance could be impacted by changes in the estimates and assumptions made. These critical accounting policies and estimates are set out below.
The Group’s critical accounting policies and estimates are:
•	goodwill and intangible assets;

•	financial instruments;

•	pensions and similar obligations;

•	provisions;

•	taxation; and

•	business combinations.
The above critical accounting estimates and policies are described in note 1 to the consolidated financial statements on pages 79 to 80, under the heading ‘Critical accounting estimates and judgements’: goodwill and intangible assets; pensions and similar obligations; provisions; taxation; and business combinations. The critical accounting policy relating to financial instruments is described below.
Financial instruments
The Group uses certain financial instruments to manage foreign currency exchange rate, commodity price and interest rate risks. Financial instruments are classified according to the purpose for which the instruments were acquired. This gives rise to the following classes: held-to-maturity investments, loans and receivables, financial assets at fair value through profit or loss, and available-for-sale financial assets. Please refer to note 1 on pages 77 and 78 for a description of each of these categories.
Derivative financial instruments are reported at fair value, with changes in fair values booked through profit or loss unless the derivatives are designated otherwise and effective as hedges of future cash flows, in which case the changes are recognised directly in equity. When the hedged cash flow results in the recognition of an asset or a liability, the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability. For hedged items that do not result in the recognition of an asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.
Changes in fair value of net investment hedges in relation to foreign subsidiaries are recognised directly in equity.

30   Unilever Annual Report and Accounts 2010

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Non-GAAP measures
Certain discussions and analyses set out in this Annual Report and Accounts include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.
In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:
•	underlying sales growth;

•	underlying volume growth;

•	underlying operating margin (including explanation of restructuring, business disposals and other one-off items (RDIs));

•	free cash flow; and

•	net debt.
Underlying sales growth (USG)
USG reflects the change in revenue from continuing operations at constant rates of exchange, excluding the effects of acquisitions and disposals. It is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.
The reconciliation of USG to changes in the GAAP measure turnover is as follows:
Total Group

	2010	2009
	vs 2009	vs 2008

Underlying sales growth (%)	4.1	3.5
Effect of acquisitions (%)	0.3	0.6
Effect of disposals (%)	(0.8)	(3.0)
Effect of exchange rates (%)	7.3	(2.7)
Turnover growth (%)	11.1	(1.7)

Asia, Africa and Central & Eastern Europe

	2010	2009
	vs 2009	vs 2008

Underlying sales growth (%)	7.7	7.7
Effect of acquisitions (%)	0.2	0.5
Effect of disposals (%)	(0.1)	(0.9)
Effect of exchange rates (%)	10.1	(4.0)
Turnover growth (%)	18.7	2.9

The Americas

	2010	2009
	vs 2009	vs 2008

Underlying sales growth (%)	4.0	4.2
Effect of acquisitions (%)	0.3	0.7
Effect of disposals (%)	(0.4)	(6.0)
Effect of exchange rates (%)	9.0	(1.2)
Turnover growth (%)	13.3	(2.6)

Western Europe

	2010	2009
	vs 2009	vs 2008

Underlying sales growth (%)	(0.4)	(1.9)
Effect of acquisitions (%)	0.5	0.5
Effect of disposals (%)	(2.0)	(2.2)
Effect of exchange rates (%)	1.4	(2.5)
Turnover growth (%)	(0.5)	(6.0)

Underlying volume growth (UVG)
Underlying volume growth is underlying sales growth after eliminating the impact of price changes. The relationship between the two measures is set out below:

	2010	2009
	vs 2009	vs 2008

Underlying volume growth (%)	5.8	2.3
Effect of price changes (%)	(1.6)	1.2
Underlying sales growth (%)	4.1	3.5

The UVG and price effect for each region and each category are included within the tables on pages 24 to 27.
Underlying operating margin
In our commentary on results of operations in each of our regions and at Group level, we discuss trends in underlying operating margins, by which we mean operating margin before the impact of restructuring costs, business disposals, impairments and other one-off items, which we refer to collectively as RDIs. We believe that giving this information allows readers of our financial statements to have a better understanding of underlying trends. There is no recognised GAAP measure that corresponds to this measure.
The reconciliation of underlying operating profit and underlying operating margin to the reported measures is as follows:

	€ million	€ million
	2010	2009

Operating profit	6,339	5,020
Restructuring costs	589	897
Business disposals	(468)	(4)
Impairments and other one-off items	160	(25)

Underlying operating profit	6,620	5,888

Turnover	44,262	39,823
Operating margin	14.3%	12.6%
Underlying operating margin	15.0%	14.8%

Further details of RDIs can be found in note 3 on page 83.

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Report of the Directors About Unilever

Financial review 2010 continued
Free cash flow (FCF)
Free cash flow represents the cash generation from the operation and financing of the business. The movement in FCF measures our progress against the commitment to deliver strong cash flows. FCF is not used as a liquidity measure within Unilever.
FCF includes the cash flow from Group operating activities, less income tax paid, less net capital expenditure less net interest and preference dividends paid.
The reconciliation of FCF to net profit is as follows:

	€ million	€ million
	2010	2009

Net profit	4,598	3,659
Taxation	1,534	1,257
Share of net profit of joint ventures/associates and other income from non-current investments	(187)	(489)
Net finance cost	394	593
Depreciation, amortisation and impairment	993	1,032
Changes in working capital	169	1,701
Pensions and similar provisions less payments	(472)	(1,028)
Restructuring and other provisions less payments	72	(258)
Elimination of (profits)/losses on disposals	(476)	13
Non-cash charge for share-based compensation	144	195
Other adjustments	49	58

Cash flow from operating activities	6,818	6,733

Income tax paid	(1,328)	(959)
Net capital expenditure	(1,701)	(1,258)
Net interest and preference dividends paid	(424)	(444)
Free cash flow	3,365	4,072

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and financial assets, excluding amounts held for sale and excluding trade and other receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.
The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2010	2009

Total financial liabilities	(9,534)	(9,971)

Financial liabilities due within one year	(2,276)	(2,279)
Financial liabilities due after one year	(7,258)	(7,692)

Cash and cash equivalents as per balance sheet	2,316	2,642

Cash and cash equivalents as per cash flow statement	1,966	2,397
Add bank overdrafts deducted therein	350	245

Financial assets	550	972

Net debt	(6,668)	(6,357)

Longer-term trends
Financial records
Five years’ trends of the KPIs and other financial measures can be found under the heading ‘Financial record’ on pages 124 and 125.
Unilever charts
Unilever charts available at www.unilever.com/investorrelations provide ten years’ trends for selected financial and non-financial measures.
Laws and regulation
Unilever businesses are governed by laws and regulations designed to ensure that products may be safely used for their intended purpose and that labelling and advertising are truthful and not misleading. Unilever businesses are further regulated by data protection and anti-trust legislation. Important regulatory bodies in respect of our businesses include the European Commission and the US Food and Drug Administration.
We have processes in place to ensure that products, ingredients, manufacturing processes, marketing materials and activities comply in all material respects with the above-mentioned laws and regulations.
Legal proceedings
We are involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. For information on current outstanding legal proceedings and ongoing regulatory investigations please refer to ‘Legal proceedings’ within note 25 on page 116.

32   Unilever Annual Report and Accounts 2010

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Outlook and risks
The following discussion about outlook and risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary statement’ on the inside back cover.
Outlook
Market conditions for our business were challenging in 2010 and we do not anticipate this changing significantly in 2011.
Economic pressures are expected to continue to weigh heavily on consumer spending, particularly in developed markets where the combined impact of austerity measures and high unemployment is likely to constrain disposable incomes. Emerging market growth should continue to be robust, although even here we expect to see a modest slowdown. The most difficult environment is likely to be in Western Europe, where higher taxes, lower public expenditure and potentially rising interest rates mean that, for the short term at least, growth will be limited. In these conditions, consumer confidence is not expected to rise significantly in the year ahead and the search for value by the consumer will continue unabated.
A further source of volatility in the year ahead is the return of inflationary pressure, particularly in respect of key commodity costs. We anticipate significant commodity cost inflation for at least the first half of 2011. If current trends continue then this inflationary pressure will extend also into the second half and beyond. In this environment we expect prices to rise, albeit at a lower rate than costs as competitors seek to protect market positions and offset higher commodity costs with savings elsewhere.
The competitive environment for our business is likely to remain intense in 2011. Our key competitors, both global and local, will be eager to rebuild market share in many of our markets and categories, and will design their activity plans accordingly. We expect continued high levels of competitive challenge to our many category leadership positions. Some of this will be price-based, as in 2010, but we also expect strong innovation-based competition backed by wide-ranging brand support. With the improvements we have been making to our business we are well prepared for these challenges.
Faced with these challenges we will continue to focus on our long term strategic priorities of driving volume growth ahead of our markets whilst providing a steady improvement in underlying operating margin and strong cash flow. We are well placed, with an impressive presence in emerging markets, more than 75% of our business in either category leadership or number two positions, a portfolio of strong brands, an increasingly effective innovation programme and a dynamic new performance culture. These give us confidence that Unilever is fit to compete, whatever the circumstances.
Principal risk factors
Risks and uncertainties could cause actual results to vary from those described in forward-looking statements made within this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The risks that we regard as the most relevant to our business are identified below. We have also commented on certain mitigating actions that we believe help us manage such risks; however, we may not be successful in deploying some or all of these mitigating actions.

Description of risk	What we are doing to manage the risk

Economic
• Decline in business during an economic downturn
• Avoiding customer and supplier default

Unilever’s business is dependent on continuing consumer demand for our brands. Reduced consumer wealth driven by adverse economic conditions may result in our consumers becoming unwilling or unable to purchase our products, which could adversely affect our cash flow, turnover, profits and profit margins. In addition we have a large number of global brands, some of which have a significant carrying value as intangible assets: adverse economic conditions may reduce the value of those brands which could require us to impair their balance sheet value.

During economic downturns access to credit could be constrained. This could impact the viability of our suppliers and customers and could temporarily inhibit the flow of day-to-day cash transactions with suppliers and customers via the banks.

Adverse economic conditions may affect one or more countries within a region, or may extend globally. The impact on our overall portfolio will depend on the severity of the economic slowdown, the mix of countries affected and any government response to reduce the impact such as fiscal stimulus, changes to taxation and measures to minimise unemployment.
The breadth of Unilever’s portfolio and our geographic reach help to mitigate local economic risks. We carefully monitor economic indicators and regularly model the impact of different economic scenarios. We monitor consumer behaviour through regular market research and adopt a flexible business model which allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We undertake impairment testing reviews in accordance with the relevant accounting standards.

We regularly monitor and review the health of our customers and suppliers and implement credit limits and supply substitution arrangements. These reviews are undertaken more frequently during economic downturns.

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Outlook and risks continued

Description of risk	What we are doing to manage the risk

Markets
• Managing the business across globally competitive markets
• Volatility of emerging markets
• Building strategic alliances and partnerships

Unilever operates globally in competitive markets where the activities of other multinational companies, local and regional companies and customers which have a significant private label business may adversely affect our market shares, cash flow, turnover, profits and/or profit margins.

In 2010, more than half of Unilever’s turnover came from developing and emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets are typically more volatile than developed markets, so we are continually exposed to changing economic, political and social developments outside our control, any of which could adversely affect our business. Failure to understand and respond effectively to local market developments could put at risk our cash flow, turnover, profit and/or profit margins.
Our strategy focuses on investing in markets and segments which we identify as attractive, i.e. where we have or can build competitive advantage and where we can consistently grow sales and margins. Many years of exposure to D&E markets has given us the ability to be able to operate and develop our business successfully during periods of economic, political or social change.

We seek in-fill acquisitions to support our category and geographic ambitions and our New Business Board actively monitors opportunities to invest in potential future businesses, new technologies and different business models.

We identify strategic partnerships with specialists that enable us to leverage external expertise to more efficiently and cost-effectively develop and manage our business.

Brands and Innovation
• Design, development and roll-out of consumer/customer relevant products and services

Unilever’s Mission is to help people feel good, look good and get more out of life with brands and services that are good for them and good for others. This is achieved by designing and delivering superior branded products/services at relevant price points to consumers across the globe. Failure to provide sufficient funding to develop new products, lack of technical capability in the research and development function, lack of prioritisation of projects and/or failure by operating management to successfully and quickly roll out the products may adversely impact our cash flow, turnover, profit and/or profit margins and may impact our reputation.
We have processes to monitor external market trends and collate consumer, customer and shopper insight in order to develop long-term category and brand strategies. Our established innovation management process uses comprehensive marketing tools and techniques to convert category strategies into a series of projects, building on internally developed know-how and expertise. It further identifies, prioritises and allocates resources and develops relevant brand communications. We have well-established procedures to plan and execute roll-out of products to our customers.

Customer
• Building long-term, mutually beneficial relationships with customers
• Customer consolidation and growth of discount sector

Maintaining successful relationships with our customers is key to ensuring our brands are successfully presented to our consumers and are available for purchase at all times. Any breakdown in the relationships with customers could reduce the availability to our consumers of existing products and new product launches and therefore impact our cash flow, turnover, profits and/or profit margins.
We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed, multinational customers, to ‘discount’ chains and to the ‘traditional’ trade via distributors in many developing countries. We develop joint business plans with all our key customers, including detailed investment plans and customer service objectives, and regularly monitor progress.

The retail industry continues to consolidate in many of our markets. Further consolidation and the continuing growth of discounters could increase the competitive retail environment by increasing customers’ purchasing power, increasing the demand for competitive promotions and price discounts, increase cross-border sourcing to take advantage of pricing arbitrage and thus adversely impact our cash flow, turnover, profits and/or profit margins. Increased competition between retailers could place pressure on retailer margins and increase the counterparty risk to Unilever.

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Description of risk	What we are doing to manage the risk

Financial/Treasury
• Funding the ongoing operation of the business
• Counterparty default in a financial institution
• Managing currency and interest rate differences and movements
• Efficiently meeting our pension fund and tax obligations

As a global organisation Unilever’s asset values, earnings and cash flows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes. If we are unable to manage our exposures to any one, or a combination, of these factors, this could adversely impact our cash flow, profits and/or profit margins. A material and significant shortfall in net cash flow could undermine Unilever’s credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. In times of financial market volatility, we are also potentially exposed to counterparty risks with banks.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings. Our inability to manage the interest cost effectively could have an adverse impact on our cash flow, profits and/or profit margins.

Because of the breadth of our international operations we are subject to risks from changes to the relative value of currencies which can fluctuate widely and could have a significant impact on our assets, cash flow, turnover, profits and/or profit margins. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid by foreign currency or to remit dividends to the parent company.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

In view of the current economic climate and deteriorating government deficit positions, tax legislation in the countries in which we operate may be subject to change, which may have an adverse impact on our profits.
A key target for the Group is to manage our financial affairs so as to maintain our A1/A+ credit rating, which gives us continued access to the global debt markets, even when the overall financial markets are under stress. We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have committed credit facilities to underpin our commercial paper programme and for general corporate purposes. We regularly update our cash flow forecasts and assess the range of volatility due to pension asset values, interest rates and currencies. We concentrate cash in parent and finance companies to ensure maximum flexibility for meeting changing business needs. We finance our operating subsidiaries through a mixture of retained earnings, third-party borrowings and loans from parent and group companies. Group Treasury regularly monitors exposure to our third-party banks, tightening counterparty limits where appropriate. The Group actively manages its banking exposures on a daily basis.

In order to minimise interest costs and reduce volatility, our interest rate management approach aims to achieve an appropriate balance between fixed and floating rate interest exposures on forecast net debt levels for the next five years. We achieve this through a combination of issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.

In order to manage currency exposures Unilever’s operating companies are required to manage trading and financial foreign exchange exposures within prescribed limits and by the use of forward foreign exchange contracts. Regional groups monitor compliance with this requirement. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that, in the view of management, have a substantial retranslation risk we may decide to hedge such net investment through the use of foreign currency borrowing or forward exchange contracts.

Our pension investment standards require us to invest across a range of equities, bonds, property, hedge funds and cash such that the failure of any single investment will not have a material impact on the overall value of assets. The majority of assets, including those held in our ‘pooled’ investment vehicle, ‘Univest’, are managed by external fund managers and are regularly monitored by pension trustees and central pensions and investment teams.

On tax, we maintain high quality tax compliance procedures and documentation, execute prudent tax planning strategies and make proper provision for current and deferred taxation. Deferred tax assets are reviewed regularly for recoverability.

Further information on financial instruments and treasury risk management is included in note 15 on pages 98 to 104.

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Report of the Directors About Unilever

Outlook and risks continued

Description of risk	What we are doing to manage the risk

Consumer safety and sustainability
• Maintaining high social and environmental standards
• Designing and producing products that are safe for consumers
• Building a sustainable business

Unilever has developed a strong corporate reputation over many years for its focus on social and environmental issues, including promoting sustainable renewable resources.

The Unilever brand logo is now displayed on all our products, and increasingly displayed in our advertising, increasing our external exposure. In 2010 we launched the Unilever Sustainable Living Plan that sets out our social and environmental ambitions for the coming decade.

The environmental measures that we regard as most significant are those relating to CO2 from energy that we use, the water we consume as part of our production processes and the amount of waste that we generate for disposal (see page 2). Failure to design products with a lower environmental footprint could damage our reputation and hence long-term cash flow, turnover, profits and/or profit margins.

Should we fail to meet high product safety, social, environmental and ethical standards across all our products and in all our operations and activities it could impact our reputation, leading to the rejection of products by consumers, damage to our brands including growth and profitability, and diversion of management time into rebuilding our reputation.
Our Code of Business Principles, Supplier Code and other operational and business policies are designed to ensure that we consistently maintain high social and environmental standards, and we have established processes to track performance in these areas. The Unilever Sustainable Living Plan benefits from the insights of the Unilever Sustainable Development Group, comprising five external specialists in corporate responsibility and sustainability, that guide and critique the development of our strategy.

Progress against the ambitions in the Sustainable Living Plan will be monitored by the Unilever Executive and Board and progress published annually.

Detailed operational policies and procedures ensure that quality and safety are built in to the design, manufacture and distribution of all of our products. Procedures are also in place to respond quickly to consumer safety and quality incidents including provision to initiate product recalls where necessary.

Operations
• Securing raw materials and key third-party services
• Maintaining safe, secure and operational production and distribution capability
• Maintaining a competitive cost structure
• Handling major incidents and crises

Our ability to make products is dependent on securing timely and cost-effective supplies of production materials, some of which are globally traded commodities. The price of commodities and other key materials, labour, warehousing and distribution fluctuates according to global economic conditions, which can have a significant impact on our product costs. We saw commodity prices rise during the second half of 2010 and this looks set to continue in 2011. If we are unable to increase prices to compensate for higher input costs, this could reduce our cash flow, profits and/or profit margins. If we increase prices more than our competitors, this could undermine our competitiveness and hence market shares.

Further, two-thirds of the raw materials that we buy come from agriculture. Changing weather patterns, water scarcity and unsustainable farming practices threaten the long-term viability of agricultural production. A reduction in agricultural production may limit our ability to manufacture products in the long term.

We are dependent on regional and global supply chains for the supply of raw materials and services and for the manufacture, distribution and delivery of our products. We may be unable to respond to adverse events occurring in any part of this supply chain such as changes in local legal and regulatory schemes, labour shortages and disruptions, environmental and industrial accidents, bankruptcy of a key supplier or failure to deliver supplies on time and in full, which could impact our ability to deliver orders to our customers. Any of the foregoing could adversely impact our cash flow, turnover, profits and/or profit margins and harm our reputation and our brands.
We have processes in place to monitor short- and long-term raw material demand forecasts. These are used to determine future production requirements and facilitate the forward-buying of traded commodities to reduce future volatility of commodity costs.

We have contingency plans to enable us to secure alternative key material supplies at short notice, to transfer/share production between manufacturing sites and to use substitute materials in our product formulations and recipes.

We have programmes of regular preventative maintenance for key lines and production sites. We have in place mandatory occupational health and safety policies to ensure the well-being and safety of our employees, including procedures for regular self-certification.

We regularly undertake value improvement programmes to identify cost/value opportunities in direct and indirect costs. We benchmark internal product and service costs against external providers and we regularly model our production, distribution and warehousing capability to optimise capacity utilisation and cost.

We routinely assess potential threats to our operations that could, if they materialise, give rise to a major incident or crisis. We review the appropriateness of our incident response, business continuity and disaster recovery plans taking into account external developments.

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Report of the Directors About Unilever

Description of risk	What we are doing to manage the risk

People and talent
• Attracting, developing and retaining a skilled workforce to build and maintain a fit-for-purpose organisation

Attracting, developing and retaining talented employees is essential to the delivery of our strategy. If we fail to determine the appropriate mix of skills required to implement our strategy and subsequently fail to recruit or develop the right number of appropriately qualified people, or if there are high levels of staff turnover, this could adversely affect our ability to operate successfully, and hence grow our business and effectively compete in the marketplace.
Resource Committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, defining career paths and professional training programmes, benchmarking the elements of reward structures, both short- and long-term, and identifying the key talent and leaders of the future. Regular internal surveys are conducted to gauge employee views and obtain feedback.

We have an integrated management development process which includes regular performance review, underpinned by a common set of ‘Standards of Leadership’ behaviours, skills and competency profiling, mentoring, coaching and training.

Legal and regulatory
• Complying with and anticipating new legal and regulatory requirements

Unilever is subject to local, regional and global rules, laws and regulations, covering such diverse areas as product safety, product claims, trademarks, copyright, patents, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes. Important regulatory bodies in respect of our business include the European Commission and the US Food and Drug Administration. Failure to comply with laws and regulations could leave Unilever open to civil and/or criminal legal challenge and, if upheld, fines or imprisonment imposed on us or our employees. Further, our reputation could be significantly damaged by adverse publicity relating to such a breach of laws or regulations and such damage could extend beyond a single geography.
There is a Code Policy on legal consultation which sets out our commitment to complying with laws and regulations of the countries in which we operate and the specific activities and processes for which employees must seek the agreement of internal legal counsel in advance of making a commitment. In specialist areas the relevant teams at global, regional or local level are responsible for setting detailed standards and ensuring that all employees are aware and comply with regulations and laws specific and relevant to their roles. Internal competition law compliance procedures and training are reinforced and enhanced on an ongoing basis.

Integration of acquisitions, restructuring and change management
• M&A integration
• Delivering major restructuring projects effectively

Since 2009, Unilever has announced €4.6 billion of acquisitions and our global and regional restructuring programmes will continue in 2011. In the event that we are unable to successfully implement these changes in a timely manner or at all, or effectively manage third-party relationships and/or outsourced processes, we may not be able to realise some or all of the anticipated expense reductions. In addition, because some of the restructuring changes involve important functions, any disruption could harm the operations of our business, our reputation and/or relationship with our employees.
All M&A and significant global and regional restructuring projects are sponsored by a Unilever Executive member. Regular progress updates are provided to the Unilever Executive.

Sound project disciplines are used in all M&A and restructuring projects: clearly articulated project objectives, scope and deliverables; an approved and properly authorised business case updated over time as necessary; detailed and up-to-date project planning; resourcing by appropriately qualified personnel; an effective communication and change management plan; and proper closure, where learnings are captured and disseminated.

Other risks

Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical, environmental, political, social and terrorism risks within the environments in which we operate, failure to complete planned divestments, taxation risks, failure to resolve insurance matters within current estimates and changing priorities of our boards of directors. All these risks could materially affect the Group’s business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

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Report of the Directors About Unilever

Outlook and risks continued
Risk Management Approach
The identification and management of risk is integral to Unilever’s strategy and to achieving its long-term goals. The Boards have overall responsibility for the management of risk and for reviewing the effectiveness of the system of internal control and risk management approach.
We believe that good risk management is fundamental to good business management and that our success as an organisation depends on our ability to identify and then exploit the key risks and opportunities for the business. Successful businesses manage risks and opportunities in a considered, structured, controlled and effective way. Our risk management approach is embedded in the normal course of business and is summarised in the diagram below.
Our approach is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being addressed and all information required to be disclosed is reported to the Group’s senior management including, where appropriate, the Chief Executive Officer and Chief Financial Officer.
Organisation
The Boards have established a clear organisational structure, including formally delegated authorities, that responds to the Principal Risk Factors that Unilever faces in the short, medium and longer term.
Foundation and Principles
Unilever’s approach to doing business is framed by our Corporate Mission. Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across regions, categories, functions and operating companies. A network of Code Officers and Committees supports the responsible operational leaders with the activities necessary to communicate the Code, deliver training, maintain processes and procedures to report and respond to alleged breaches (including ‘hotlines’), and to capture and communicate learnings.
We have a framework of Code Policies that underpin the Code and set out the non-negotiable standards of behaviour expected from all our employees and those acting on our behalf. Unilever’s Standards define detailed mandatory requirements for a range of specialist areas. Together these cover many areas of the business including employee health & safety, product safety & quality, the environment, ethical research, use of certain ingredients in our products, risk management, accounting and reporting, share dealing, corporate disclosure, pension fund management, treasury management and transfer pricing.
Processes
Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. These are formalised and documented as procedures at a global, regional or local level as appropriate. Increasingly, these procedures are being centralised globally and automated into transactional and other information technology systems.
Assurance and Re-Assurance
Senior management provide an annual Code and Code Policy Declaration that is monitored by the Chief Legal Officer and Regional Presidents.
There are also specialist ongoing compliance programmes that supplement the Code and Code Policy declaration. Examples of these include Health, Safety & Environment, Product Safety and Quality, Information Technology, Finance and Pensions Management.
The Corporate Audit function plays a key role in providing to both management and the Boards an objective view and reassurance of the effectiveness of the systems of internal control and risk management throughout Unilever.

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Boards’ assessment of compliance with the
Risk Management frameworks
The Boards, through Committees where appropriate, regularly review significant risk areas and decisions that could have a material impact on Unilever. These reviews consider the risks that Unilever is prepared to accept or tolerate, and how to manage and control those risks.
The Boards, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures that operate in the Group and have considered the effectiveness and remedial actions where applicable for the year covered by this report and up to the date of its approval by the Boards of Directors. Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 56 and 57.
Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Combined Code and the US Securities Exchange (1934) & Sarbanes-Oxley (2002) Acts can be found on pages 52 and 53, 54 and 55 respectively.

Unilever Annual Report and Accounts 2010   39

Report of the Directors Governance

Biographies
Board of Directors

Chairman	Vice-Chairman & Senior Independent Director	Executive Directors
Michael Treschow	Jeroen van der Veer	Paul Polman	Jean-Marc Huët
Nationality: Swedish. Aged 67.
Chairman since May 2007. Chairman, Telefonaktiebolaget L M Ericsson. Non-Executive Director, ABB Group. Board member, Knut and Alice Wallenberg Foundation, Member of the European Advisory, Eli Lilly and Company. Chairman, AB Electrolux 2004-2007 and Confederation of Swedish Enterprise 2004-2007.
Nationality: Dutch. Aged 63.
Appointed 2002. Non-Executive Director, Royal Dutch Shell plc. Member, Supervisory Board of Philips, and Vice-Chairman ING. Member, Supervisory Board of De Nederlandsche Bank N.V. 2000-2004.	Chief Executive Officer
Nationality: Dutch. Aged 54.
Appointed Chief Executive Officer January 2009. Appointed Director October 2008. Non-Executive Director, The Dow Chemical Company. President, Kilimanjaro Blind Trust. Procter & Gamble Co. 1979-2001, Group President Europe and Officer, Procter & Gamble Co. 2001-2006. Chief Financial Officer, Nestlé S.A. 2006 -2008. Executive Vice President and Zone Director for the Americas 2008.	Chief Financial Officer
Nationality: Dutch. Aged 41.
Appointed Chief Financial Officer February 2010. Executive Vice President and Chief Financial Officer, Bristol-Myers Squibb Company 2008-2009. Non-Executive Director Mead Johnson Nutrition 2009. Chief Financial Officer Royal Numico NV 2003-2007. Investment Banking, Goldman Sachs International 1993-2003. Clement Trading 1991-1993.

Non-Executive Directors
Louise Fresco	Ann Fudge	Charles E Golden	Byron E Grote
Nationality: Dutch. Aged 59.	Nationality: American. Aged 59.	Nationality: American. Aged 64.	Nationality: American/British. Aged 62.
Appointed May 2009. Professor of International Development and Sustainability at the University of Amsterdam. Supervisory Director, RABO Bank. Member, SER. Trustee, Roosevelt Academy.	Appointed May 2009. Non-Executive Director, Novartis AG, General Electric Co., and Buzzient Inc. Chairman, US Programs Advisory Panel of Gates Foundation. Honorary director of Catalyst.	Appointed 2006. Non-Executive Director, Indiana University Health, Hill-Rom Holdings, Eaton Corporation and the Lilly Endowment. Member of Finance Committee, Indianapolis Museum of Art. Executive Vice-President, Chief Financial Officer and Director, Eli Lilly and Company 1996-2006.	Appointed 2006. Chief Financial Officer, BP p.l.c. Member, UK Business – Government Forum on Tax and Globalisation 2008-2010. Vice-chairman, UK Government’s Public Services Productivity Panel 1998-2000.

Hixonia Nyasulu	Sir Malcolm Rifkind	Kees J Storm	Paul Walsh
Nationality: South African. Aged 56.	Nationality: British. Aged 64.	Nationality: Dutch. Aged 68.	Nationality: British. Aged 55.
Appointed 2007. Chairman, Sasol Ltd. Non-Executive Director, Barloworld Ltd. Member, Advisory Board of JP Morgan SA.	Appointed May 2010. A Queen’s Counsel. Served in Cabinets of Margaret Thatcher and John Major, last position being that of Foreign Secretary. Non-Executive Director, Aberdeen Asset Management. Non-Executive Director, Adam Smith International.	Appointed 2006. Chairman, Supervisory Board and Member of the Audit Committee, KLM Royal Dutch Airlines N.V. Member, Supervisory Board, AEGON N.V. Board member and Chairman of Audit Committee, Anheuser-Busch InBev S.A. Board member and member of the Audit Committee, Baxter International, Inc. Chairman, Supervisory Board, Pon Holdings B.V. Chairman, Executive Board, AEGON N.V. 1993-2002.	Appointed May 2009. Chief Executive Officer of Diageo. Non-Executive Director, FedEx Corporation Inc. Chairman, The Scotch Whisky Association. Member, Business Advisory Group, Advisor to the Department of Energy and Climate Change, Member, International Business Leaders Forum.

Unilever Executive (UEx) For Paul Polman and Jean-Marc Huët see above

Doug Baillie	Professor Geneviève Berger	Dave Lewis	Harish Manwani
Chief HR Officer	Chief Research & Development Officer	President Americas	President Asia Africa CEE
Nationality: British. Aged 55.
Appointed Chief HR Officer in February 2011. Joined Unilever 1978. Previous posts include: Appointed to UEx as President of Western Europe in May 2008. CEO Hindustan Unilever Limited, Group Vice President South Asia 2006, Group Vice-President – Africa, Middle East & Turkey (AMET) 2005, President Africa Regional Group 2004, National Manager Unilever South Africa 2000.
Nationality: French. Aged 56.
Appointed to UEx in July 2008. Previously, Chairman of the Health Advisory Board for the European Commission and a Professor at the University of Paris and La Pitié-Salpêtrière Teaching Hospital and Director General of the French Centre National de la Recherche Scientifique. Appointed Non-Executive Director to Smith & Nephew in March 2010.	Nationality: British. Aged 45.
Appointed to UEx in May 2010. Joined Unilever 1987. Previous posts include: Chairman Unilever UK and Ireland. Managing Director UK home and personal care business. Senior Vice President for Home and Personal Care Central and Eastern Europe. Managing Director in Indonesia. Marketing Director in South America.	Nationality: Indian. Aged 57.
Appointed to UEx in April 2005 as President Asia Africa. Appointed President Asia Africa Central & Eastern Europe in May 2008. Joined Unilever 1976. He is also Non-Executive Chairman Hindustan Lever. Previous posts include: Business Group President Home and Personal Care North America 2004.

Michael Polk	Pier Luigi Sigismondi	Keith Weed	Jan Zijderveld
President Global Foods,	Chief Supply Chain Officer	Chief Marketing and	President Western Europe
Home & Personal Care	Nationality: Italian. Aged 45.	Communication Officer	Nationality: Dutch. Aged 46.
Nationality: American. Aged 50.
Appointed President Global Foods, Home and Personal Care in March 2010. Previous posts: Appointed to UEx as President Americas in March 2007, President Unilever USA. Joined Unilever 2003. Prior to Unilever, he held senior positions at Kraft Foods including President Nabisco Sector and President Asia Pacific. External: Non-Executive Director Newell-Rubbermaid, Director Students in Free Enterprise and Grocery Manufacturers of America.
Appointed to UEX in September 2009. Prior to his appointment at Unilever, he joined Nestlé S.A. in 2002. Moved to Nestlé Mexico in 2005 as Vice President of Operations and R&D. Prior to Nestlé S.A. he was Vice President of Operations for A T Kearney.	Nationality: British. Aged 49.
		Appointed to UEx in April 2010. Joined Unilever 1983. Previous posts include: Executive Vice President for Global Home Care & Hygiene, Chairman of Lever Fabergé, SVP Hair and Oral Care, senior positions in France, the United States, and global roles. Outside Unilever: a Non-Executive Director of Sun Products Corporation.	Appointed to UEx in February 2011. Joined Unilever in 1988. Previous posts include: EVP of South East Asia and Australasia, Chairman of Unilever Middle East North Africa, Chairman of the Nordic ice-cream business, Marketing Director Italy, European Olive Oil Category Director, and General Manager – Sauces and Dressings Europe, the first Europeanisation of Unilever’s foods business based in the Netherlands.

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Report of the Directors Governance

Corporate governance
Our Governance Structure and the Boards

Introduction
Unilever is subject to various corporate governance requirements and best practice codes, the most relevant being those in the Netherlands, the United Kingdom and the United States. As stated in our Code of Business Principles, Unilever “will conduct its operations in accordance with internationally accepted principles of good corporate governance”. It is therefore Unilever’s practice to comply where practicable with the best practice represented by the aggregate of these best practice codes.
The Dual Structure
Since 1930 when the Unilever Group was formed, NV and PLC, together with their group companies, have operated as nearly as practicable as a single economic entity. This is achieved by a series of agreements between NV and PLC (the Foundation Agreements, further described on page 51), together with special provisions in the Articles of Association of NV and PLC.
However, they remain separate legal entities with different shareholder constituencies and separate stock exchange listings. Shareholders cannot convert or exchange the shares of one for the shares of the other.
NV and PLC have the same Directors, adopt the same accounting principles, and pay dividends to their respective shareholders on an equalised basis. NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.
NV and PLC are holding and service companies, and the business activity of Unilever is carried out by their subsidiaries around the world. Shares in group companies may ultimately be held wholly by either NV or PLC or by the two companies in varying proportions.

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Report of the Directors Governance

Our Governance Structure and the Boards continued
The Boards
The Boards are responsible for the long-term success of Unilever and are accountable to their respective shareholders for the performance of the business.
It is of profound significance for Unilever, with its dual structure of two parent companies and two different shareholder constituencies, that it is able to operate effectively as a single economic entity. This objective is achieved by securing unity of management of NV and PLC.
It has always been a requirement of Unilever that the same people be on the Boards of the two parent companies. This ensures that all matters are considered by the Boards as a single intellect, reaching the same conclusions on the same set of facts save where specific local factors apply. It is essential that in reaching the same decisions the NV and PLC Boards identify and resolve any potential conflicts of interest between NV and PLC.
This is of significance both to the strategic and the day-to-day operation of Unilever. It ensures that Unilever achieves the substance of a single parent group but without the form.
The Boards are one-tier boards, comprising Executive Directors and, in a majority, Non-Executive Directors. The Boards have ultimate responsibility for the management, general affairs, direction and performance and long-term success of our business as a whole. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors.
The Boards are responsible for the overall conduct of the Group, including the management, direction and performance of NV and PLC. The Boards have, with the exception of certain matters which are reserved for them, delegated the operational running of the Group to the Chief Executive Officer. The Chief Executive Officer is responsible to the Boards as a whole, and is in turn able to sub-delegate any of his powers and discretions. Matters reserved for the Boards include structural and constitutional matters, corporate governance, approval of dividends, approval of overall strategy for the Group and approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and disposals, capital expenditure, contracts, litigation, financing and pensions.
The Boards have also established committees whose actions are regularly reported to and monitored by the Boards, and these are described on pages 47 and 48. Further details of how our Boards effectively operate as one board, govern themselves and delegate their authorities, are set out in the document entitled ‘The Governance of Unilever’, which can be found at www.unilever.com/investorrelations/corp_governance.
Board meetings
There is a minimum of five meetings held throughout the calendar year. These are comprised of quarterly meetings, to consider the results statements of the Group, and a meeting to approve the Annual Report and Accounts. Board meetings are also held to discuss matters such as Group strategic issues and the Financial Plan.
In addition to the above, our Boards will consider during the year important corporate events and actions, such as:
•	oversight of the performance of the business;

•	review of risks and controls;

•	authorisation of major transactions;

•	declaration of dividends;

•	convening of shareholders’ meetings;

•	nominations for Board appointments;

•	approval of Board remuneration policy;

•	review of the functioning of the Boards and their

Committees; and

•	Corporate Social Responsibility.
Our risk management approach and associated systems of internal control are of upmost importance to the Boards and are described further on pages 33 to 39.
Meetings of the Boards may be held either in London or Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year.
Board induction, training and support
Upon election, Directors receive a comprehensive Directors’ Information Pack and are briefed thoroughly on their responsibilities and the business. Ongoing training is provided for Directors by way of site visits, presentations, circulated updates, and teach-ins at Board or Board Committee meetings on, among other things, Unilever’s business, environmental, social and corporate governance, regulatory developments and investor relations matters. In 2010, Board meetings were held at the offices of Unilever in both São Paulo in Brazil and Hamburg in Germany. In both locations the Boards visited Unilever factories and learnt more about the supply chain in both these regions, and in Brazil included customer visits to local retail outlets. Visits such as these allow the Non-Executive Directors to meet senior managers around Unilever’s global business and in turn allow them to gain a deeper understanding of the business.
A procedure is in place to enable Directors, if they so wish, to seek independent advice at Unilever’s expense.

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Report of the Directors Governance

Board evaluation
The Chairman, in conjunction with the Vice-Chairman & Senior Independent Director, leads the process whereby the Boards formally assess their own performance, with the aim of helping to improve the effectiveness of the Boards and their Committees. The evaluation process consists of an internal exercise performed annually with an independent third-party evaluation carried out when the Boards consider appropriate. The last time an independent third-party evaluation was carried out was in 2006.
The Boards have acknowledged the recommendation of the new UK Corporate Governance Code to conduct an external board evaluation at least once every three years and have determined to conduct their 2011 evaluation process using an independent external third-party consultant. The Boards then intend to continue to conduct annual evaluations with an evaluation facilitated by an independent third-party consultant at least once every three years.
The internal evaluation process includes an extensive bespoke and confidential questionnaire for all Directors to complete. The detailed questionnaire invites comments on a number of areas, including board responsibility, performance, operations, effectiveness, training and knowledge. In addition, each year the Chairman conducts a process of evaluating the performance and contribution of each Director, including an interview with each. The evaluation of the performance of the Chairman is led by the Vice-Chairman & Senior Independent Director and the Chairman leads the evaluation of the Chief Executive Officer, both by means of confidential, bespoke questionnaires. Committees of the Boards evaluate themselves annually under supervision of their respective chairmen taking into account the views of respective Committee members and the Boards.
Action taken in 2010
Following the 2009 evaluations, the Boards agreed to an enhanced Board training programme in 2010 that would concentrate on further instruction and familiarisation with Unilever and its businesses, and this has been achieved via formal knowledge sessions for the Non-Executive Directors on Unilever’s operations. In addition, Directors were, and continue to be, actively encouraged to attend events of importance in Unilever’s calendar such as Investor Relations seminars.
2010 process and recommendations
In 2010 the results of the various evaluations were discussed by the Boards to address any issues or areas for improvement. The results of the 2010 Board evaluation were summarised in a presentation by the Chairman at its meeting in December. Comparison was made with the 2009 Board evaluation results, and in general, the results showed an improvement in scores from the 2009 process indicating that the Directors considered that no major changes were required to Board and Committee processes. The overall conclusion was that individual Directors continue to be satisfied that the Boards work well, and function efficiently during the year, and that all the Directors continue to contribute effectively and demonstrate full commitment to their duties.
There were however various recommendations of opportunities for enhancement in certain areas. Notably, going forward, Board meetings will be organised to ensure there is sufficient time to allow for greater contributions from the Non-Executive Directors.
Appointment of Directors
Directors are normally appointed by shareholders at the AGMs. All existing Directors, unless they are retiring, submit themselves for re-election every year, and shareholders vote to re-appoint them by a simple majority vote. A list of our current Directors and the periods during which they have served as such is set out on page 40.
In order to seek to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. This is achieved through a nomination procedure operated by the Boards of NV and PLC through Unilever’s Nomination Committee.
Based on the evaluation of the Boards, its Committees and its individual members, the Nomination Committee recommends to each Board a list of candidates for nomination at the AGMs of both NV and PLC. In addition, shareholders are able to nominate Directors, and to do so they must put a resolution to both AGMs in line with local requirements. However, in order to ensure that the Boards remain identical, anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. Therefore, if an individual fails to be elected to both companies then he or she will be unable to take their place on either Board.
The provisions in the Articles of Association for appointing Directors cannot be changed without the permission, in the case of NV, of the holders of the special ordinary shares numbered 1 to 2,400 inclusive and, in the case of PLC, of the holders of PLC’s deferred stock. The NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of both the NV special ordinary shares and the PLC deferred stock are N.V. Elma and United Holdings Limited, which are joint subsidiaries of NV and PLC. The Boards of N.V. Elma and United Holdings Limited comprise the members of the Nomination Committee, which comprise Non-Executive Directors of Unilever only.
Group Secretary
The Group Secretary supports the Chairman in ensuring that Unilever’s governance framework remains fit for purpose at all times and is subject to regular review, and has a key role to play in facilitating the effective functioning of the Boards, advising of any improvements and initiatives which could add value to the governance of the Group. The Group Secretary is available to advise all Directors and ensure that Board procedures are complied with.
The Group Secretary works with the Chairman and Chief Executive Officer to facilitate the timely presentation of board information in order to aid their deliberations and decision making, whilst ensuring that the Boards’ time is used effectively and is focused on relevant issues.
The Boards have the power to appoint and remove the Group Secretary. The current Group Secretary is Tonia Lovell, who replaced Steve Williams in that role in July 2010.

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Report of the Directors Governance

Our Governance Structure
and the Boards continued
Board changes
The current Directors, with their biographies, are shown on page 40.
At the 2010 AGMs, Leon Brittan, Wim Dik and Narayana Murthy retired as Non-Executive Directors.
Following his appointment as Chief Financial Officer in February 2010, Jean-Marc Huët was elected as an Executive Director at the 2010 AGMs.
Paul Polman was re-elected as an Executive Director, and Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Hixonia Nyasulu, Kees Storm, Michael Treschow, Jeroen van der Veer and Paul Walsh were re-elected as Non-Executive Directors, at the 2010 AGMs. In addition, Sir Malcolm Rifkind was appointed as a Non-Executive Director.
At the 2011 AGMs all current Executive and Non-Executive Directors will be nominated for re-election, with the exception of Jeroen van der Veer who will be retiring as a Non-Executive Director, and will also step down as Vice-Chairman & Senior Independent Director, and Chairman of the Nomination Committee and Remuneration Committee. In addition, Mr Sunil Bharti Mittal will be proposed for election as a Non-Executive Director at the 2011 AGMs. Mr Mittal is the Founder, Chairman & Group CEO of Bharti Enterprises and his appointment will bring business building experience in developing markets ranging from the entrepreneurial to large-scale corporate activities. Biographical details for Mr Mittal are contained in the 2011 AGM Notices, which are available on our website at www.unilever.com/agm.

Our Directors
Non-Executive Directors
Chairman
Unilever has a separate independent Non-Executive Chairman and Chief Executive Officer. There is a clear division of responsibilities between their roles.
The Chairman is primarily responsible for leadership of the Boards and ensuring their effectiveness. The Chairman also takes the lead in creating effective Boards, managing the relationships between Directors, and working closely with the Chief Executive Officer to ensure the successful functioning of the Boards whilst evaluating and monitoring compliance with Unilever’s Code Policies and governance processes.
The Chairman ensures that the Directors receive accurate, timely and clear information, in particular about the Group’s performance, to enable the Boards to take sound decisions, monitor effectively and provide advice to promote the success of the Group.
In conjunction with the Chief Executive Officer and the Group Secretary, the Chairman sets the agenda and is pivotal in creating the conditions for overall Board and individual Director effectiveness. With the Group Secretary, the Chairman will take the lead in providing a properly constructed induction programme for new Directors that is comprehensive, formal and tailored. The Chairman’s role is also to promote effective relationships and open communication, both inside and outside the boardroom, between the Non-Executive Directors and the Executive Directors, and to create an environment that allows constructive debate and challenge from all Board members. The Chairman will also act on the results of the annual Board evaluation.
The Chairman makes sure that effective processes are established relating to succession planning and the composition of the Boards. The Chairman addresses the development needs of the Boards as a whole with a view to enhancing its overall effectiveness as a team, and identifies the development needs of individual Directors by regularly reviewing a personalised approach to training and development with each Director.
Together with the Vice-Chairman & Senior Independent Director and the Chief Executive Officer, the Chairman maintains effective communication with major shareholders so as to ensure that the Boards develop an understanding of their views.
Senior Independent Director
The Non-Executive Directors have appointed Jeroen van der Veer as Senior Independent Director. He acts as their spokesman, and serves as an intermediary for the other Directors when necessary. He is also, in appropriate cases, a point of contact for shareholders and other stakeholders in order to help develop a balanced understanding of their issues and concerns. Upon Jeroen van der Veer’s retirement, it is intended that he will be succeeded by Kees Storm, with effect from the conclusion of the 2011 AGMs.

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Report of the Directors Governance

Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Boards’ duties, taking into account their specific responsibilities, which are essentially supervisory. In particular, they comprise the principal external presence in the governance of Unilever, and provide a strong independent element.
Role and Responsibilities
The key elements of the role and responsibilities of our Non-Executive Directors are:
•	supervision of and advice to the Chief Executive Officer;

•	developing strategy with the Chief Executive Officer;

•	scrutiny of performance of the business and

Chief Executive Officer;

•	oversight of risks and controls;

•	reporting of performance;

•	remuneration of and succession planning for Executive Directors; and

•	governance and compliance.
Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as for their independence. They form the Audit Committee, the Nomination Committee, the Remuneration Committee and the Corporate Responsibility and Reputation Committee, and the roles and membership of these Board committees are described below. In consultation with the Nomination Committee, the Boards review both the adequacy of succession planning processes and succession planning itself at both Board and UEx level. The profile set by the Boards for the Non-Executive Directors provides guiding principles for the composition of the Unilever Boards in line with the recommendations of applicable governance regulations and best practice, and takes into account the balance of skills, knowledge and experience on the Boards. The profile set by the Boards for the Non-Executive Directors and the schedule used for orderly succession planning can be found on our website at www.unilever.com/investorrelations/corp_governance.
Meetings
The Non-Executive Directors meet as a group, without the Executive Directors present, under the leadership of the Chairman to consider specific agenda items and wide-ranging business matters of relevance to the Group. In 2010 they met 5 times. In addition, the Non-Executive Directors (including the Chairman) usually meet before each Board meeting with the Chief Executive Officer, the Chief Financial Officer, other senior executives and the Group Secretary.
Independence
Taking into account the role of Non-Executive Directors, which is essentially supervisory, and the fact that they make up the key Committees of the Boards, it is important that our Non-Executive Directors can be considered to be independent. Our definition of independence for Directors is set out in the document entitled ‘The Governance of Unilever’, and is derived from the applicable definitions in use in the Netherlands, the UK and the US.
The UK Combined Code suggests that length of tenure is a factor to consider when determining independence of a Non-Executive Director. The UK Combined Code also provides that a Non-Executive Director who serves more than six years should be subject to particularly rigorous review, and if more than nine years should be subject to annual re-election. However, it is Unilever’s standard practice for all Directors to seek re-election annually.
Following the conclusion of a thorough review of all relevant relationships of the Non-Executive Directors, and their related or connected persons, our Boards consider all of our Non-Executive Directors to be independent of Unilever. A number of relationships, such as non-executive directorships, exist between various of our Non-Executive Directors and companies that provide banking, insurance or financial advisory services to Unilever. Our Boards considered in each case the number of other companies that also provide or could readily provide such services to Unilever, the significance to those companies of the services they provide to Unilever, the roles of the Non-Executive Directors within those companies and the significance of those roles to our Non-Executive Directors.
The Boards concluded that none of these relationships impact the independence of the Non-Executive Directors concerned, and have satisfied themselves that the services provided by Barloworld Limited, of which Hixonia Nyasulu is a director, to Unilever South Africa is not material. The Boards also gave special consideration to the position of Jeroen van der Veer following his appointment as supervisory director of ING Group, holder of a large number of preference shares in NV and with whom Unilever has a commercial relationship. The Boards concluded that Mr van der Veer continues to demonstrate the essential characteristics of independence.
None of our Non-Executive Directors are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.
Remuneration
The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders at the AGMs in 2007, and is reported on page 67. We do not grant our Non-Executive Directors any personal loans or guarantees nor are they entitled to any severance payments. Details of the engagement of our Non-Executive Directors can be seen on the Unilever website at www.unilever.com/investorrelations/corp_governance.
Tenure
Our Non-Executive Directors submit themselves for re-election each year at the AGMs. Although the Dutch Corporate Governance Code sets the suggested length of tenure at a maximum of twelve years for Non-Executive Directors, they normally serve for a maximum of nine years in accordance with the UK Combined Code. Their nomination for re-election is subject to continued good performance which is evaluated by the Boards, based on the recommendations of the Nomination Committee. The Nomination Committee carefully considers each nomination for re-appointment.

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Report of the Directors Governance

Our Directors continued
Other appointments
Non-Executive Directors may serve on boards of other companies, provided such service does not involve a conflict of interest or restrict their ability to discharge their duties to Unilever.
Executive Directors
Chief Executive Officer
The Chief Executive Officer has the authority to determine which duties regarding the operational management of the companies and their business enterprises will be carried out under his responsibility, by one or more Executive Directors or by one or more other persons. This provides a basis for the Unilever Executive team (UEx) that is chaired by and reports to the Chief Executive Officer. For UEx members’ biographies see page 40.
Executive Directors
During 2010, Unilever had two Executive Directors, the Chief Executive Officer and Chief Financial Officer, who were also members of UEx, and are full-time employees of Unilever.
The Executive Directors submit themselves for re-election at the AGMs each year, and the Nomination Committee carefully considers each nomination for re-appointment. Executive Directors stop holding executive office on ceasing to be Directors. The Remuneration Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line with both the practice of many comparable companies and the entitlement of other senior executives within Unilever. It is our policy to set the level of severance payments for Executive Directors at no more than one year’s salary, unless the Boards, at the proposal of the Remuneration Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law.
We do not grant our Executive Directors any personal loans or guarantees.
There are no family relationships between any of our Executive Directors, other key management personnel or Non-Executive Directors, and none of our Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.
Outside appointments
Unilever recognises the benefit to the individual and to the Group of involvement by Unilever senior management acting as directors of other companies outside the Unilever Group, broadening their experience and knowledge. The number of outside directorships of listed companies is generally limited to one per individual, and in the case of publicly listed companies approval is required from the Chairman. Outside directorships must not involve an excessive commitment or conflict of interest, and Unilever senior management must at all times ensure that their time commitment to Unilever takes precedence over any outside directorship. Fees paid in connection with an outside directorship may be retained by the individual, reflecting that any outside directorship is for the responsibility of the individual and that Unilever takes no responsibility in this regard.
Director matters
Conflicts of interest
We attach special importance to avoiding conflicts of interest between NV and PLC and their Directors. The Boards are responsible for ensuring that there are rules in place to avoid conflicts of interest by Board members. Conflicts of interest are understood not to include transactions and other activities between companies in the Unilever Group.
Authorisation of situational conflicts is given by the Boards to the relevant Director in accordance with the Articles of Association of PLC. The authorisation includes conditions relating to keeping Unilever information confidential and to the exclusion from receiving and discussing relevant information at Board meetings. Situational conflicts are reviewed annually by the Boards as part of the determination of Director independence, and in between those reviews Directors have a duty to inform the Boards of any relevant changes to the situation. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any contract in which he or she has a material interest. The procedures that Unilever have put in place to deal with conflicts of interest have operated effectively.
Various formal matters
The borrowing powers of NV Directors on behalf of NV are not limited by the Articles of Association of NV. PLC Directors have the power to borrow on behalf of PLC up to three times the adjusted capital and reserves of PLC, as defined in its Articles of Association, without the approval of shareholders (any exceptions requiring an ordinary resolution).
The Articles of Association of NV and PLC do not require Directors of NV or Directors of PLC to hold shares in NV or PLC. However, the remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever.
Indemnification
Directors’ indemnification, including the terms thereof, is provided for in Article 19 of NV’s Articles of Association. The power to indemnify Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been issued to all PLC Directors. Appropriate qualifying third-party Directors’ and Officers’ liability insurance was in place for all Unilever Directors throughout 2010 and is currently in force.
In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors from time to time of two subsidiaries that act as trustee respectively of two of Unilever’s UK pension schemes. Appropriate trustee liability insurance is also in place.

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Report of the Directors Governance

Our Committees
Board Committees
The Boards have established the committees described below, all formally set up by Board resolutions with carefully defined remits. They are made up solely of Non-Executive Directors and report regularly to the Boards. For all committees, if Directors are unable to attend a meeting, they are given the opportunity before the meeting to discuss with the Chairman of the committee any agenda items or committee papers.
All committees are provided with sufficient resources to undertake their duties, and the terms of reference for each committee are contained within ‘The Governance of Unilever’ and are also available on our website at www.unilever.com/investorrelations/corp_governance.

Audit Committee
The Audit Committee assists the Boards in fulfilling their oversight responsibilities in respect of: the integrity of Unilever’s financial statements; risk management and internal control arrangements; compliance with legal and regulatory requirements; the performance, qualifications and independence of the external auditors; and the performance of the internal audit function. The Audit Committee is supplied with all information necessary for the performance of its duties by the Chief Auditor, Chief Financial Officer, Group Controller and external auditors, and both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from management. The Audit Committee is directly responsible, subject to local laws regarding shareholder approval, for the nomination, compensation and oversight of the external auditors. The Audit Committee is compliant with the rules regarding audit committees applicable in the Netherlands, the UK and the US.
The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by Kees Storm, and its other members are Charles Golden and Byron Grote. Wim Dik stepped down as a member of the Committee following his retirement as a Director at the 2010 AGMs in May. The Boards have satisfied themselves that all the current members of the Audit Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Kees Storm is the Audit Committee’s financial expert. The Audit Committee’s meetings are attended, by invitation, by the Chief Financial Officer, the Chief Legal Officer, the Group Controller, the Chief Auditor and our external auditors.
See the Report of the Audit Committee to the shareholders on pages 56 and 57.

Corporate Responsibility and Reputation Committee
The Corporate Responsibility and Reputation Committee has responsibility for the oversight of Unilever’s conduct with regard to its corporate and societal obligations and its reputation as a responsible corporate citizen. It comprises a minimum of three Non-Executive Directors. It is chaired by Sir Malcolm Rifkind and its other members are Louise Fresco and Hixonia Nyasulu. Narayana Murthy stepped down as a member of the Committee following his retirement as a Director at the 2010 AGMs in May.
See the Report of the Corporate Responsibility and Reputation Committee to shareholders on pages 58 and 59.

Nomination Committee
The Nomination Committee recommends to the Boards candidates for the positions of Director. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Group Secretary.
The Nomination Committee comprises a minimum of two independent Non-Executive Directors and the Chairman. The Nomination Committee is chaired by Jeroen van der Veer, and its other members are Michael Treschow and Paul Walsh. Following Jeroen van der Veer’s retirement at the end of the 2011 AGMs, it is intended that Paul Walsh will succeed him as Chairman of the Nomination Committee and both Ann Fudge and Kees Storm will become members of the Committee.
See the Report of the Nomination Committee to the shareholders on page 60.

Remuneration Committee
The Remuneration Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It makes proposals to the Boards, within the parameters set by our shareholders, on specific remuneration arrangements for each of the Executive Directors, the remuneration scales and arrangements for Non-Executive Directors and the policy for the remuneration of the tier of management directly below the Boards. The Committee is advised by the Group Secretary on matters of corporate governance.
The Remuneration Committee comprises a minimum of three independent Non-Executive Directors. The Remuneration Committee is chaired by Jeroen van der Veer. Its other members are Ann Fudge, Michael Treschow and Paul Walsh. Following Jeroen van der Veer’s retirement at the end of the 2011 AGMs, it is intended that Paul Walsh will succeed him as Chairman of the Remuneration Committee and Kees Storm will become a member of the Committee.
The Directors’ Remuneration Report is found on pages 61 to 67.

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Report of the Directors Governance

Our Committees continued
Corporate governance framework
Attendance
The following tables show the attendance of Directors at Board and Committee meetings for the year ended 31 December 2010. If Directors are unable to attend a meeting, they have the opportunity before the meeting to discuss with the Chairman any agenda items or Board papers.
Attendance is expressed as the number of meetings attended out of the number eligible to attend.
Board Directors

Name	Attendance

Michael Treschow	10 of 10
Jeroen van der Veer	9 of 10
Paul Polman*	10 of 10
Jean-Marc Huët* (from 12 May 2010)	6 of 6
Leon Brittan (to 12 May 2010)	4 of 4
Wim Dik (to 12 May 2010)	3 of 4
Louise Fresco	10 of 10
Ann Fudge	10 of 10
Charles Golden	9 of 10
Byron Grote	10 of 10
Narayana Murthy (to 12 May 2010)	3 of 4
Hixonia Nyasulu	8 of 10
Sir Malcolm Rifkind (from 12 May 2010)	6 of 6
Kees J Storm	10 of 10
Paul Walsh	9 of 10

*Executive Director
Audit Committee

Name	Attendance

Kees Storm (Chairman)	5 of 5
Wim Dik (to 12 May 2010)	3 of 3
Charles Golden	5 of 5
Byron Grote	5 of 5

Corporate Responsibility and Reputation Committee

Name	Attendance

Leon Brittan (Chairman to 12 May 2010)	2 of 2
Sir Malcolm Rifkind (Chairman from 12 May 2010)	4 of 4
Louise Fresco	6 of 6
Narayana Murthy (to 12 May 2010)	2 of 2
Hixonia Nyasulu	5 of 6

Nomination Committee

Name	Attendance

Jeroen van der Veer (Chairman)	7 of 7
Michael Treschow	7 of 7
Paul Walsh	7 of 7

Remuneration Committee

Name	Attendance

Jeroen van der Veer (Chairman)	7 of 7
Ann Fudge	7 of 7
Michael Treschow	7 of 7
Paul Walsh	7 of 7

Disclosure Committee
The Boards have set up, through the Chief Executive Officer, a Disclosure Committee which is responsible for helping the Boards ensure that financial and other information required to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate in all material aspects.
The Committee comprises the Group Controller (Chairman), the Group Secretary and Chief Legal Officer, the Group Treasurer and the NV Deputy Secretary.

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Our Shareholders
Shareholder matters
Relations with shareholders and other investors
We believe it is important both to explain our business developments and financial results to investors and to understand their objectives.
The Chief Financial Officer has lead responsibility for investor relations, with the active involvement of the Chief Executive Officer. They are supported by our Investor Relations department which organises presentations for analysts and investors, and such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/investorrelations.
The Boards are briefed on reactions to quarterly results announcements. They, or the relevant Board Committee, are briefed on any issues raised by shareholders that are relevant to their responsibilities. Our shareholders can, and do, raise issues directly with the Chairman and, if appropriate, the Senior Independent Director.
Both NV and PLC communicate with their respective shareholders at the AGMs as well as responding to their questions and enquiries during the course of the year. We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, may consult them in an appropriate way before putting proposals to our AGMs.
General Meetings of shareholders
The business to be conducted at the AGMs of NV and PLC is set out in the separate Notices of AGM for NV and PLC. It typically includes approval/consideration of the Annual Report and Accounts and remuneration framework, appointment of Directors, appointment of external auditors, and authorisation for the Boards to allot and repurchase shares, and to restrict pre-emptive rights of shareholders.
At the AGMs, a review is given of the progress of the business over the last year and there is a discussion of current issues. Shareholders are encouraged to attend the meetings and ask questions, and the question and answer sessions form an important part of the meetings.
General Meetings of shareholders of NV and PLC are held at times and places decided by our Boards. NV meetings are normally held in Rotterdam and PLC meetings are normally held in London, on consecutive days. The notices calling the meetings normally go out more than 42 days prior to the meetings and are placed on the website.
We welcome our external auditors to the AGMs and they are entitled to address the meetings.
Voting rights
Shareholders that hold NV shares on the record date are entitled to attend and vote at NV General Meetings. Dutch law requires that the record date is set at a date 28 days before the meeting, and shares are not blocked between the record date and the date of the meeting. NV shareholders can cast one vote for each €0.16 nominal capital that they hold. This means that they can cast one vote for each NV ordinary share, or NV New York Registry Share. Shareholders can vote in person or by proxy. Similar arrangements apply to holders of depositary receipts issued for NV shares and the holders of NV preference shares. PLC shareholders can cast one vote for each 3 1/9p nominal capital that they hold. This means shareholders can cast one vote for each PLC ordinary share, or PLC American Depositary Receipt of shares. Proxy appointments need to be with our Registrars 48 hours before the meeting, and the shareholding at this time will determine both the right to vote and the ability to attend the meeting.
More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings which can be found on our website at www.unilever.com/investorrelations/corp_governance.
Holders of NV New York Registry Shares or PLC American Depositary Receipts of shares will receive a proxy form enabling them to authorise and instruct a notary public or Citibank, N.A. respectively to vote on their behalf at the General Meeting of NV or PLC.
N.V. Elma and United Holdings Limited (the holders of NV’s special shares), other group companies of NV which hold ordinary or preference shares, and United Holdings Limited, which owns half of PLC’s deferred stock, are not permitted to vote at General Meetings.
Voting on each of the resolutions contained in the Notice of AGMs is conducted by poll. The final vote is published at the meetings and the outcome of the votes, including the proxy votes, is put on Unilever’s website.
Shareholder proposed resolutions
Shareholders of NV may propose resolutions if they individually or together hold 1% of NV’s issued capital in the form of shares or depositary receipts for shares, or if they individually or together hold shares or depositary receipts worth or representing the market value in shares as set in respect thereto by or pursuant to the law (currently €50 million). They must submit these requests at least 60 days before the date of the General Meeting. Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.
Shareholders who together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC capital, can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a General Meeting of PLC.
Required majorities
Resolutions are usually adopted at NV and PLC shareholder meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or NV’s or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association, the liquidation of NV or PLC and the alteration of the Equalisation Agreement.
A proposal to alter the Articles of Association of NV can only be made by the Board of NV. A proposal to alter the Articles of Association of PLC can be made either by the Board of PLC or by shareholders in the manner permitted under the UK Companies Act 2006. Unless expressly specified to the contrary in the Articles of Association of PLC, PLC’s Articles of Association may be amended

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Our Shareholders continued
by a special resolution. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special shares and the PLC deferred stock. The Articles of Association of both NV and PLC can be found on our website at www.unilever.com/investorrelations/corp_governance.
Right to hold shares
Unilever’s constitutional documents place no limitations on the right to hold NV and PLC shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by foreign law.
Electronic communication
We are committed to efforts to continue more effective ways of communication with our shareholders around the AGMs. Electronic communication is already an important and established medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes.
Shareholders of PLC can choose to receive electronic notification that the Annual Report and Accounts and Notice of AGMs have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the AGM.
Registration for electronic communication by shareholders of PLC can be made at www.unilever.com/shareholderservices. The UK Companies Act 2006 contains provisions facilitating communications between companies and their shareholders electronically and PLC has established such a facility after consulting with its shareholders to offer them the opportunity to review their method of receiving shareholder communications in the future.
Share capital matters
Margarine Union (1930) Limited: Conversion Rights
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts.
When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038 into 70,875,000 PLC ordinary shares of 3 1/9p each. This currently represents 5.4% of PLC’s issued ordinary capital. These convertible shares replicate the rights which the descendants of the first Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.
Foundation Unilever NV Trust Office
The Foundation Unilever NV Trust Office (Stichting Administratiekantoor Unilever N.V.) is a trust office with a board independent of Unilever. As part of its corporate objects, the Foundation issues depositary receipts in exchange for the ordinary and 7% preference shares it holds in NV. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% preference shares themselves.
Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa), and are entitled to dividends and all economic benefits on the underlying shares held by the Foundation.
The Foundation’s shareholding fluctuates daily – its holdings on 28 February 2011 were:
•	NV ordinary shares of €0.16: 1,286,224,230 (73.96%); and

•	NV 7% cumulative preference shares of €428.57: 9,776 (33.71%).
The members of the board at the Foundation are Mr J H Schraven (chairman), Mr P P de Koning, Prof Emeritus Dr L Koopmans and Mr A A Olijslager. The Foundation reports periodically on its activities.
Further information on the Foundation, including its Articles of Association and Conditions of Administration, can be found on its website at www.administratiekantoor-unilever.nl.
Voting by holders of depositary receipts
Although the depositary receipts themselves do not formally have voting rights, holders of depositary receipts are in practice equated with shareholders. They can attend all General Meetings of NV, either personally or by proxy, and also have the right to speak. The holders of the depositary receipts will then automatically, without limitation and under all circumstances, receive a voting proxy on behalf of the Foundation to vote on the underlying shares.
The Foundation is obliged to follow the voting instructions of holders of depositary receipts. The same applies to the voting instructions of holders of depositary receipts not attending a shareholders’ meeting and who issue voting instructions to the Foundation via the Dutch Shareholders’ Communication Channel.
Voting by the Foundation Unilever NV Trust Office
Shares for which the Foundation has not granted voting proxies or for which it has not received voting instructions are voted on by the Foundation in such a way as it deems to be in the interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts.
Specific provisions apply in the event that a meeting of the holders of NV 7% cumulative preference shares is convened.
If a change to shareholders’ rights is proposed, the Foundation will let shareholders know if it intends to vote, at least 14 days in advance of the meeting if possible.
Hitherto the majority of votes cast by ordinary shareholders at NV meetings have been cast by the Foundation. Unilever and the Foundation have a policy of actively encouraging holders of depositary receipts to exercise their voting rights in NV meetings.
Unilever considers the arrangements of the Foundation appropriate and in the interest of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares at the General Meetings of NV.
Further information on the share capital of NV and PLC is given on pages 139 and 140.

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Our Foundation Agreements
Foundation Agreements
The Unilever Group is created and maintained by a series of agreements between the parent companies, NV and PLC, together with special provisions in their respective articles of association, which are together known as the Foundation Agreements. These agreements enable Unilever to achieve unity of management, operations, shareholders’ rights, purpose and mission and further information on these agreements is provided in the document entitled ‘The Governance of Unilever’ which is available on our website at www.unilever.com/investorrelations/corp_governance.
NV’s Articles of Association contain, among other things, the objects clause, which sets out the scope of activities that NV is authorised to undertake. They are drafted to give a wide scope and provide that the primary objectives are: to carry on business as a holding company, to manage any companies in which it has an interest and to operate and carry into effect the Equalisation Agreement. At the 2010 PLC AGM, the shareholders agreed that the objects clause be removed from PLC’s Articles of Association so that there are no restrictions on its objects.
Equalisation Agreement
The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company. The Equalisation Agreement regulates the mutual rights of the shareholders of NV and PLC. Under the Equalisation Agreement, NV and PLC must adopt the same financial periods and accounting policies.
Each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share.
The Equalisation Agreement can be found on our website at www.unilever.com/investorrelations/corp_governance.
The Deed of Mutual Covenants
The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Unilever Group throughout the world. The Deed also contains provisions for the allocation of assets between NV and PLC.
The Deed of Mutual Covenants can be found on our website at www.unilever.com/investorrelations/corp_governance.
The Agreement for Mutual Guarantees of Borrowing
Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other. The two companies also jointly guarantee the borrowings of their subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant public borrowings. They enable lenders to rely on our combined financial strength.
The Agreement for Mutual Guarantees of Borrowing can be found on our website at www.unilever.com/investorrelations/corp_governance.
Our requirements and compliance
Requirements and compliance – general
Unilever is subject to corporate governance requirements in the Netherlands, the UK and as a foreign private issuer in the US. In this section we report on our compliance with the corporate governance regulations and best practice codes applicable in the Netherlands and the UK and we also describe compliance with corporate governance standards in the US.
Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, we are required to provide information on contracts and other arrangements essential or material to the business of the Group. We believe we do not have any such contracts or arrangements.
Our governance arrangements are designed and structured to promote and further the interests of our companies and their shareholders. The Boards however reserve the right, in cases where they decide such to be in the interests of the companies or our shareholders, to depart from that which is set out in the present and previous sections in relation to our corporate governance. Any such changes will be reported in future Annual Reports and Accounts and, when necessary, through changes to the relevant documents published on our website. As appropriate, proposals for change will be put to our shareholders for approval.
Further information can be found on our website and in the document entitled ‘The Governance of Unilever’. This describes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with changes in our internal constitutional arrangements that our Boards may make from time to time and it is available on our website at www.unilever.com/Investorrelations/corp_governance.

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Our requirements and compliance continued
Requirements – European Union
Following implementation of the European Takeover Directive, certain information is required to be disclosed in relation to control and share structures and interests of NV and PLC. Such disclosures, which are not covered elsewhere in this Annual Report, include the following:
•	there are no requirements to obtain the approval of NV or PLC, or of other holders of securities in NV or PLC, for a transfer of such securities. The NV special ordinary shares may only be transferred to one or more holders of such shares;

•	there are no arrangements by which, with NV’s or PLC’s cooperation, financial rights carried by securities are held by a person other than the holder of such securities;

•	NV and PLC are not aware of any agreements between holders of securities which may result in restrictions on the transfer of such securities or on voting rights;

•	neither NV nor PLC are parties to any significant agreements which include provisions that take effect, alter or terminate such agreement upon a change of control following a takeover bid;

•	NV and PLC do not have any agreements with any Director or employee that would provide compensation for loss of office or employment resulting from a takeover except that most of Unilever’s share schemes contain provisions which operate in the event of a takeover of Unilever, which provisions may for instance cause options or awards granted to employees under such schemes to vest after a takeover or be exchanged into new awards for shares in another entity; and

•	the Trustees of the PLC employee share trusts may vote or abstain in any way they think fit and in doing so may take into account both financial and non-financial interests of the beneficiaries of the employee share trusts or their dependants. Historically the Trustees tend not to exercise this right.

The Netherlands
NV is required to state in its Annual Report and Accounts whether it complies or will comply with the Principles and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (the Dutch Code) and, if it does not comply, to explain the reasons for this. As will be clear from the description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code, a copy of which is available at www.commissiecorporategovernance.nl. The text that follows sets out certain statements that the Dutch Code invites us to make to our shareholders that are not included elsewhere in this Annual Report and Accounts as well as areas of non-compliance.
Unilever places a great deal of importance on corporate responsibility and sustainability as is evidenced by our mission to double the size of the company while reducing our environmental impact. With respect to our performance measures Unilever is keen to ensure focus on key financial performance measures which we believe to be the drivers of shareholder value creation and relative total shareholder return. Unilever therefore believes that the interests of the business and shareholders are best served by linking the long-term share plans to the measures as described in the Directors’ Remuneration Report and has not included a non-financial performance indicator (Principle II.2 and bpp II.2.3).
Board and Committee structures
NV has a one-tier board, consisting of both Executive and, in a majority, Non-Executive Directors. We achieve compliance of our board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and by applying the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed by the NV Board as a whole.
Risk management and control
Our principal risks are described on pages 33 to 37. Our approach to risk management and systems of internal control is based on the COSO framework and is described on page 38.
As a result of the review of the Audit Committee (as described in its report on pages 56 and 57) the NV Board believes that as regards financial reporting risks the risk management and control systems provide reasonable assurance that the financial statements do not contain any errors of material importance and the risk management and control systems have worked properly in 2010 (bpp ll.1.5).
The aforesaid statements are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002.
Retention period of shares
The Dutch Code recommends that shares granted to Executive Directors must be retained for a period of at least five years (bpp II.2.5). Our shareholder-approved remuneration policy requires Executive Directors to build and retain a personal shareholding in Unilever. The Boards believe that this is in line with the spirit of the Dutch Code.

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Severance pay
It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the NV Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.8).
Conflicts of interest
In the event of a potential conflict of interest, the provisions of the Dutch Code (Principles II.3 and III.6) are applied. Conflicts of interest are not understood to include transactions and other activities between companies in the Unilever Group.
Financing preference shares
NV issued 4%, 6% and 7% cumulative preference shares between 1927 and 1970. Their voting rights are based on their nominal value, as prescribed by Dutch law. The Dutch Code recommends that the voting rights on such shares should, in any event when they are newly issued, be based on their economic value rather than on their nominal value (bpp IV.1.2). NV agrees with this principle but cannot unilaterally reduce voting rights of its outstanding preference shares.
Following the approval by the NV shareholders during the NV AGM on 11 May 2010 to reduce the capital with regard to the 4% cumulative preference shares against repayment and amendment of the Articles of Association, the 4% cumulative preference shares were cancelled by way of an amendment of the NV Articles of Association, effective 9 August 2010.
Anti-takeover constructions and control over the company
NV confirms that it has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily, to block future hostile public offers for its shares (bpp IV.3.11). Nor does NV have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not under Dutch law preclude in all circumstances the continued right of the board of the company to exercise its powers.
Provision of information
We consider it important to comply with all applicable statutory regulations on the equal treatment of shareholders and provision of information and communication with shareholders and other parties (Principles IV.2 and IV.3).
Meetings of analysts and presentations to investors
We have extensive procedures for handling relations with and communicating with shareholders, investors, analysts and the media (also see page 49). The important presentations and meetings are conducted as far as practicable in accordance with the Dutch Code (bpp IV.3.1). Due to their large number and overlap in information, however, some of the less important ones are not announced in advance, made accessible to everyone or put on our website.
Corporate Governance Statement
NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) with effect from 1 January 2010 (the ‘Decree’). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this report:
•	the information concerning compliance with the Dutch Corporate Governance Code, as required by article 3 of the Decree, can be found under ‘Corporate Governance’ within the section ‘Requirements – the Netherlands’ in this report;

•	the information concerning Unilever’s risk management and control frameworks relating to the financial reporting process, as required by article 3a(a) of the Decree, can be found under ‘Outlook and risks’ on pages 33 to 39 and within the relevant sections under ‘Corporate Governance’ in this report;

•	the information regarding the functioning of NV’s General Meeting of shareholders, and the authority and rights of NV’s shareholders, as required by article 3a(b) of the Decree, can be found within the relevant sections under ‘Corporate Governance’ in this report;

•	the information regarding the composition and functioning of NV’s Board and its Committees, as required by article 3a(c) of the Decree, can be found within the relevant sections under ‘Corporate Governance’ in this report; and

•	the information concerning the inclusion of the information required by the decree Article 10 European Takeover Directive, as required by article 3b of the Decree, can be found within the relevant sections under ‘Corporate Governance’ and within the section ‘Shareholder information, Analysis of shareholding’ in this report.

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Our requirements and compliance continued

The United Kingdom
PLC is required, as a company that is incorporated in the UK and listed on the London Stock Exchange, to state how it has applied the main principles and how far it has complied with the provisions set out in Section 1 of the 2008 UK Combined Code on Corporate Governance (‘the Combined Code’), a copy of which is available at www.frc.org.uk.
In the preceding pages we have described how we have applied the main principles and the provisions in the Combined Code. In 2010, PLC complied with all Code provisions.
Risk management and control
Our principal risks and our approach to risk management and systems of internal control are described on pages 33 to 39.
This approach to risk management and systems of internal control is in line with the recommendations in the report on ‘Internal Control – Revised Guidance for Directors on the UK Combined Code’ (‘The Turnbull Guidance’).
The effectiveness of the system of internal control, including processes in relation to financial reporting and preparation of consolidated financial statements, has been reviewed by the Audit Committee.
The Audit Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure, and details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 56 and 57.
It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and in any event by the end of the first full year of operation.

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The United States
Both NV and PLC are listed on the New York Stock Exchange and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the Listing Standards of the New York Stock Exchange (NYSE) as are applicable to foreign private issuers, copies of which are available at www.sec.gov and www.nyse.com. In some cases the requirements are mandatory and in other cases the obligation is to ‘comply or explain’.
We have complied in all material respects with the requirements concerning corporate governance that were in force during 2010. Attention is drawn in particular to the remit of the Audit Committee on page 47 and the Report of the Audit Committee on pages 56 and 57.
Actions already taken to ensure compliance in all material respects that are not specifically disclosed elsewhere or otherwise clear from reading this report include:
•	the Code of Business Principles and Code Policy declaration undertaken by all senior financial officers;

•	the issuance of instructions restricting the employment of former employees of the audit firm; and

•	the establishment of a policy on reporting requirements under SEC rules relating to standards of professional conduct for US attorneys.
In each of these cases, existing practices were revised and/or documented in such a way as to conform to the new requirements.
All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the underpinning Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted to any of the persons falling within the scope of the SEC requirements in 2010. The Code Policies include mandatory requirements covering (but not limited to) the following areas: Accurate records, reporting & accounting; Anti-bribery; Avoiding conflicts of interest; Gifts & entertainment; Preventing insider trading; Political activities & political donations; Contact with government, regulators & non-governmental organisations; Respect, dignity & fair treatment; External communications – the media, investors & analysts. Our Code of Business Principles is available on our website at www.unilever.com/investorrelations/corp_governance.
We are required by US securities laws and the Listing Standards of the NYSE to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the NYSE. We are compliant with these requirements. We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. In addition to the information we have given to you in this report about our corporate governance arrangements, further details are provided in the document entitled ‘The Governance of Unilever’, which is on our website at www.unilever.com/investorrelations/corp_governance.
We are compliant with the Listing Standards of the NYSE applicable to foreign private issuers. Our corporate governance practices do not significantly differ from those required of US companies listed on the NYSE.
We also confirm that our shareholders have the opportunity to vote on certain equity compensation plans.
Risk management and control
Our principal risks and our approach to risk management and systems of internal control are described on pages 33 to 39.
Based on an evaluation by the Boards, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2010 were effective, and that subsequently until the date of the approval of the Annual Report by the Boards, there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.
Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of internal control over financial reporting. This requirement will be reported on separately and will form part of Unilever’s Annual Report on Form 20-F.

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Report of the Audit Committee
The role and terms of reference of the Audit Committee are to assist the Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year, principal activities were as follows:
Financial statements
The Committee considered reports from the Chief Financial Officer on the quarterly and annual financial statements, including other financial statements and disclosures prior to their publication and issues reviewed by the Disclosure Committee. They also reviewed the Annual Report and Accounts and Annual Report on Form 20-F, the quarterly results and accompanying press releases prior to publication. These reviews incorporated the accounting policies and key judgements and estimates underpinning the financial statements including:
•	goodwill and intangible assets

•	provisions

•	business combinations

•	financial instruments

•	pensions

•	taxation; and

•	going concern assessment
The Committee was satisfied with the accounting treatment adopted.
Risk management and internal control arrangements
The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. It reviewed:
•	the Controller’s Quarterly Risk & Control Status Report (which includes matters arising from the Global Code and Policy Committee), including Code cases relating to frauds, and significant complaints received through the global Ethics Hotline;

•	Corporate Risks, including the 2011 Focus Risks identified by the Unilever Executive;

•	Management’s work to introduce a simplified policy framework that directly underpins the Code of Business Principles;

•	the application of information and communication technology;

•	tax planning and related risk management;

•	treasury policies, including debt issuance and hedging;

•	commodity risk management, governance and derivatives hedging; and

•	litigation and regulatory investigations presented by the Chief Legal Officer.
The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting.
In addition, the Committee reviewed the annual financial plan and Unilever’s dividend policy and dividend proposals.
In fulfilling its oversight responsibilities in relation to risk management, internal control and the financial statements, the Committee met regularly with senior members of management and are fully satisfied with the key judgements taken.
Internal audit function
The Committee reviewed Corporate Audit’s audit plan for the year and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response. The Committee carried out a formal evaluation of the performance of the internal audit function and were satisfied with the effectiveness of the function. The Committee met independently with the Chief Auditor during the year and discussed the results of the audits performed during the year. The Committee approved the appointment of the new Chief Auditor.
Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included accounting matters, governance and control, and accounting developments.
The Committee held independent meetings with the external auditors during the year and discussed and challenged their audit plan, including their assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of PricewaterhouseCoopers regarding management’s treatment of significant transactions and areas of judgement during the year and PricewaterhouseCoopers confirmed they were satisfied that these had been treated appropriately in the financial statements.
External auditors
The Audit Committee conducted a formal evaluation of the effectiveness of the external audit process. The Committee has considered the tenure, quality and fees of the auditors and determined that a tender for the audit work is not necessary. As a result, the Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the re-appointment of the external auditors. On the recommendation of the Audit Committee, the Directors will be proposing the re-appointment of PricewaterhouseCoopers at the AGMs in May 2011 (see pages 132 and 137).
Both Unilever and the auditors have for many years had safeguards in place to avoid the possibility that the auditors’ objectivity and independence could be compromised. The Committee reviewed the report from PricewaterhouseCoopers on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever.
The Committee also reviewed the statutory audit, other audit, tax and other services provided by PricewaterhouseCoopers, and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements for which the external auditors can and cannot be used:
•	statutory audit services – including audit of subsidiaries;

•	other audit services – work which regulations or agreements with third parties require the auditors to undertake;

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•	other services – statutory auditors may carry out work that they are best placed to undertake, including internal control reviews;

•	acquisition and disposal services – where the auditors are best placed to do this work;

•	tax services – all significant tax consulting work is put to tender, except where the auditors are best placed to do this; and

•	general consulting – external auditors may not tender for general consulting work.
All engagements over €100,000 require specific advance approval of the Audit Committee Chairman. These authorities are reviewed regularly and, where necessary, updated in the light of internal developments, external developments and best practice.
Audit Committee terms of reference
The Audit Committee’s terms of reference are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ and are also available on our website at www.unilever.com/investorrelations/corp_governance.
Board Assessment of the Audit Committee
The Board evaluated the performance of the Committee and the Committee carried out a self-assessment of its performance.
Kees Storm
Chairman of the Audit Committee
Charles Golden
Byron Grote

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Report of the Corporate Responsibility and Reputation Committee
Terms of reference
The Corporate Responsibility and Reputation Committee oversees Unilever’s conduct as a responsible multinational business. The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced. A key element of the role is the need to identify any external developments which are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the Boards.
The Committee comprises three independent Non-Executive Directors: Sir Malcolm Rifkind, Hixonia Nyasulu and Louise Fresco. Two members of the Committee retired at the AGM in May 2010 – Leon Brittan and Narayana Murthy. Sir Malcolm Rifkind joined the Board at the AGM and succeeded Leon Brittan as Chairman of the Committee.
In addition to the expertise that individual members bring to Unilever, the Committee’s discussions are informed by the perspectives of our two sustainability leadership groups. The first is the Unilever Sustainable Development Group (USDG) – five experts from outside the company who meet formally twice a year to advise Unilever’s senior leadership on the development of its sustainability strategy. The second is the Unilever Sustainable Living Plan Steering Team, the group of senior executives who are accountable for the delivery of the Plan (see below). Drawing on the insights from these groups helps to keep the Boards informed of current and emerging trends and any potential risks arising from sustainability issues.
The Committee’s Terms of Reference are contained within ‘The Governance of Unilever’ and are also available on our website at www.unilever.com/investorrelations/corp_governance. Details of the Unilever Sustainable Development Group are available on our website at www.unilever.com.
Meetings
Meetings are held quarterly and ad hoc as required. The Committee Chairman reports the conclusions to the Boards.
In 2010 the Committee reviewed a range of topics including: Unilever’s Code of Business Principles and supporting corporate policies; competition-related issues; nanotechnology; animal testing; sensitive territories such as Zimbabwe; human rights; labour relations; and particular elements of the Unilever Sustainable Living Plan such as packaging and sustainable agricultural sourcing as well as the development of the Plan itself.
Code of Business Principles and supporting policy review
The Committee is responsible for the oversight of the Unilever Code of Business Principles which sets out the standards of conduct we expect of our employees.
The Committee ensures that the Code remains fit for purpose and is appropriately applied. Infringements of the Code are monitored by the Committee. In this regard the Committee complements the role of the Audit Committee which considers the Code as part of its remit to review risk management.
A review of all corporate policies was undertaken in 2010. The review was led by the Controller’s Department and formed part of the ongoing work to simplify business processes across the company. The previous 86 policies have been replaced by a more concise framework of 26 Code Policies, such as the Unilever Supplier Code and our Occupational Health and Safety Policy, that complement and support the Code of Business Principles. More detailed mandatory requirements in specialist areas have been reclassified as Unilever Standards. The new Code Policies were communicated to all senior managers and their review and acknowledgement of these is underway. The communication and training programme will be extended to all managers during 2011 and will include the development of new training and sign-off systems.
The Committee followed the review during the course of the year and scrutinised a number of the revised policies. Members welcomed the outcome of the review as it ensures that the principles of the Code are embedded directly in Unilever policy and the simplified processes give employees a better understanding of Unilever’s standards and provide clarity as to where they will be held accountable.
Competition investigations
Pursuant to the remit of the Committee, the Boards have expressly delegated to the Committee day-to-day oversight of the conduct of Unilever’s response to the ongoing investigations by the European Commission and other national authorities into alleged infringements of competition law. The Chief Legal Officer and external counsel report to the Committee in this regard and matters are then considered by the full Boards. For further information, please refer to ‘legal proceedings’ within note 25 on page 116.
Human rights
The Committee reviewed the United Nation’s Framework for Business and Human Rights. The Framework outlines three principles: the state’s duty to protect against human rights abuses by third parties, including business; the corporate responsibility to respect human rights; and the need for greater access by victims to effective remedies.
Unilever has supported the Framework by working with nine other companies as part of the Netherlands chapter of the United Nations Global Compact to publish a practical toolkit called ‘How to do business with respect for Human Rights’. It has also contributed to research for the ‘State of Play’, a review of human rights due diligence conducted by the Institute for Human Rights and Business that will inform further development of the UN Framework.

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Labour relations
The Committee maintains a watching brief on Unilever’s relationships with its workforce. In November 2007 a complaint was brought to Unilever’s attention by the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco and Allied Workers’ Associations (IUF). The complaint was refuted by our Indian business, Hindustan Unilever. It alleged that Hindustan Unilever had conspired to force workers at its Doom Dooma factory in Assam to join a new trade union as a pre-condition for their continued employment at the factory. If proven this would have constituted a breach of the freedom of association provisions of the OECD Guidelines for Multinational Enterprises. Under the terms of the OECD procedures, the unions referred their complaint to the OECD’s National Contact Point in the UK for investigation.
After a series of meetings with the IUF and with the help of the National Contact Point’s conciliation service, a methodology for resolving the issue was agreed with the IUF. This centres on a process for verifying union membership to the satisfaction of the IUF, the local trade union and the state government labour department. Hindustan Unilever is seeking to implement this approach and discussions are ongoing to ensure that all concerned acknowledge the validity of the process.
Unilever Sustainable Living Plan
The year was a significant one for Unilever: November marked the launch of an ambitious set of sustainability targets in the shape of the Unilever Sustainable Living Plan. The Plan aims to improve sustainability across not only Unilever’s own business practices, but those of its suppliers and consumers (see pages 20 and 21).
The Committee played an active role in monitoring the development of the Plan throughout the year. It reviewed some of the potential risks that could damage the credibility of the Plan, commented in detail on the ambition of the targets and advised how they should be communicated. As the Plan is central to Unilever’s mission, the Committee will continue to monitor its delivery.
Evaluation of the Committee
The Committee carried out a self-assessment of its performance, led by the Committee Chairman. Members agreed to adopt a more forward-looking approach and to review issues according to strategic business and reputational priorities. The Boards also evaluated the performance of the Committee.
Sir Malcolm Rifkind
Chairman of the Corporate Responsibility
and Reputation Committee
Louise Fresco
Hixonia Nyasulu

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Report of the Nomination Committee
Terms of Reference
The Nomination Committee comprises two Independent Non-Executive Directors and the Chairman. It is chaired by Jeroen van der Veer and its other members are Michael Treschow and Paul Walsh. Jeroen van der Veer will step down from the Committee at the conclusion of the 2011 AGMs, and Paul Walsh will be recommended to the Boards to Chair the Committee. The Group Secretary acts as secretary to the Committee.
The Nomination Committee is responsible for drawing up selection criteria and appointment procedures. Under Unilever’s corporate governance arrangements Executive and Non-Executive Directors offer themselves for election each year at the Annual General Meetings. The Nomination Committee is responsible for recommending candidates for nomination as Executive Directors (including the Chief Executive Officer) and Non-Executive Directors each year based on the process of evaluations referred to below. After Directors have been appointed by shareholders the Committee recommends to the Boards candidates for election as Chairman and the Vice-Chairman & Senior Independent Director. The Committee also has responsibility for supervising the policy of the Chief Executive Officer on the selection criteria and appointment procedures for senior management and it keeps oversight of all matters relating to corporate governance, bringing any issues to the attention of the Boards. The Committee’s Terms of Reference are contained within ‘The Governance of Unilever’ and are also available on our website www.unilever.com/investorrelations/corp_governance.
Process for the appointment of Directors
Unilever has formal procedures for the evaluation of the Boards, the Board Committees and the individual Directors. The Chairman, in conjunction with the Vice-Chairman & Senior Independent Director, leads the process whereby the Boards assess their own performance and the results of the evaluations are provided to the Committee when it discusses the nominations for re-election as Directors.
Where a vacancy arises on the Boards, the Committee may seek the services of specialist recruitment firms and other external experts to assist in finding individuals with the appropriate skills and expertise. The Committee reviews candidates presented by the recruitment firm, or by Directors and members of the Unilever Executive, and all members of the Committee are involved in the interview process before making their recommendations to the full Boards for approval.
In nominating Directors, the Committee follows the agreed Board profile of potential Non-Executive Directors, which takes into account the roles of Non-Executive Directors set out in the Dutch Corporate Governance Code and the UK Combined Code on Corporate Governance. Under the terms of ‘The Governance of Unilever’ the Boards should comprise a majority of Non-Executive Directors. To represent Unilever’s areas of interest, the profile also indicates there should be a strong representation from Developing and Emerging markets as well as from Europe and North America. Non-Executive Directors should be independent of Unilever and free from any conflicts of interest. The profile looks at diversity in terms of nationality, race, gender and relevant expertise and directs that, wherever possible, the Boards should reflect Unilever’s consumer base.
It is recognised that Executive Directors may be invited to become a Non-Executive Director of another company and that such an appointment, subject to the approval of the Chairman and where relevant the Chief Executive Officer, may broaden the knowledge and experience to the benefit of the Group (see page 40 for details in the biographies).
Activities of the Committee during the year
The Committee met seven times in 2010. All meetings were attended by Jeroen van der Veer, Michael Treschow and Paul Walsh. Other attendees at Committee meetings (or part thereof) were the Chief Executive Officer, the Chief HR Officer, the Group Secretary and, where appropriate, external advisers.
The Committee proposed the nomination of all Directors offering themselves for re-election at the 2010 AGMs in May 2010. During 2010, the Committee also proposed the nominations of Jean-Marc Huët as an Executive Director and Sir Malcolm Rifkind as a Non-Executive Director at the 2010 AGMs in May. Jean-Marc Huët was chosen because the Boards believe that his experience in the corporate and financial world would be a great asset to the business, and Sir Malcolm Rifkind was chosen because, with his broad background in international affairs, he would be a valuable addition to the Boards. Upon appointment as a Non-Executive Director Sir Malcolm Rifkind was subsequently appointed as Chairman of the Corporate Responsibility and Reputation Committee. In making these appointments the Nomination Committee was supported by an independent executive search firm chosen by the Committee which had been engaged to identify suitable candidates for the roles required. Following his appointment at the 2010 AGMs, the Committee approved an extensive induction programme for Sir Malcolm Rifkind.
The Nomination Committee recommended the appointment of Tonia Lovell as the Group Secretary following Steve Williams’ retirement in July 2010.
Supported by an independent executive search firm, the Committee carried out a search for a new Non-Executive Director and is delighted that Mr Sunil Bharti Mittal has agreed to join our Boards. It is believed that Mr Mittal would further strengthen the range of expertise available on the Boards, as well as meeting our Non-Executive Director profile. Mr Mittal has been proposed by the Committee for election as a Non-Executive Director at the 2011 AGMs in May 2011.
As part of its corporate governance responsibilities, during the year the Committee considered the new UK Corporate Governance Code, which will apply to Unilever from 1 January 2011, and will continue to ensure that Unilever complies with the new provisions, where appropriate, for our 2011 reporting year.
An internal evaluation was undertaken by the Chairman and the Vice-Chairman & Senior Independent Director with the assistance of the Group Secretary during 2010 in relation to the performance of the Boards, of the Chairman, of the individual Directors and of the Board Committees. Feedback from Directors was obtained through detailed questionnaires which were used as the basis for the overall evaluation of the Boards and Board Committees, and a series of interviews with the Chairman and individual Directors. The Committee also carried out an assessment of its own performance, led by the Committee Chairman. The results of the Board, the Board Committees and Chairman evaluations were discussed at the December 2010 Board Meetings.
Jeroen van der Veer Chairman of the Nomination Committee
Michael Treschow
Paul Walsh

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Directors’ Remuneration Report
The Committee aims to ensure that remuneration arrangements for Unilever’s Executive Directors support the achievement of the company’s strategic goals and the delivery of competitive performance relative to our peers.
As disclosed in last year’s report and following consultation with shareholders, the Committee has overseen the introduction of a new remuneration structure, which enables us to place more focus on rewarding higher standards of long-term performance through variable pay.
Executive Directors and Unilever senior managers now need to achieve and maintain higher personal shareholding limits than before; 400% of salary for the Chief Executive Officer and 300% of salary for the Chief Financial Officer. Senior managers also have the opportunity under the Management Co-Investment Plan (MCIP) to invest up to 60% of their annual bonus in respect of 2010 in Unilever shares and subject to the maintenance of that investment they may earn matching shares from Unilever if demanding performance conditions are achieved over the following three years. Executive Directors are excluded from the MCIP in respect of their annual bonus for 2010.
Despite strong business results in a challenging economic environment, the Committee has decided not to raise our Executive Directors’ base salaries for the third consecutive year. During 2011 the Committee will need to take a close look at the competitive position of our Executive Directors’ salaries.
The old Executive Directors’ Share Matching Plan expires in 2011 and we have decided to invite the Chief Executive Officer and the Chief Financial Officer to participate in the MCIP alongside their senior management colleagues in respect of any bonus awarded to them for 2011. Under the MCIP approved by shareholders last year, Executive Directors, like other senior managers, will be required to invest a minimum of 25% of their bonus in shares but may elect to invest up to 60%. Additional matching shares are earned from Unilever under the MCIP only to the extent that stretching performance conditions are met.
Given Unilever’s success in achieving strong trade working capital levels well ahead of target in 2010, the Committee has decided to replace that performance indicator. For the annual bonus in 2011, our three main performance indicators will be underlying sales growth, underlying volume growth and improvement in underlying operating margin. These align closely with our long-term strategic goals and continue to raise our standards of performance in a challenging inflationary environment.
Our new remuneration structure encourages greater commitment and engagement around the business with clearer long-term focus. Having noted the step-up in this year’s results, the Committee will keep the effectiveness of our new approach to pay and performance under further review during 2011.
Jeroen van der Veer Chairman of the Remuneration Committee
Ann Fudge
Michael Treschow
Paul Walsh
Remuneration Committee
The role of the Remuneration Committee is to make proposals to the Boards for decisions on:
•	the remuneration and benefits of Directors;

•	the remuneration policy for the Unilever Executive and the Chief Auditor, Group Controller, Chief Legal Officer and Group Secretary; and

•	the design and terms of all share-based incentive plans.
The Committee’s key responsibilities in respect of Executive Directors include making proposals to the Boards on:
•	the remuneration policy;

•	individual salary levels, bonuses and other benefits;

•	performance frameworks, targets setting and performance review; and

•	determining contractual terms.
The Committee’s Terms of Reference are contained within ‘The Governance of Unilever’ and are also available on Unilever’s website at www.unilever.com/investorrelations/corp_governance. Details of Committee meeting attendance are contained in the section on ‘Corporate Governance’ on page 48.
During 2010 the Committee comprised Jeroen van der Veer (Chairman), Michael Treschow, Ann Fudge and Paul Walsh.
While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment. In 2010 the Committee engaged Deloitte LLP to act as advisor to review the performance conditions proposed for the Global Share Incentive Plan (GSIP) from 2010 onwards and, where comparisons could be made, to provide assurance that the Committee had set conditions that were no easier to satisfy than those which had previously applied. During the year, Deloitte has also provided specific tax services, mainly outside the UK, and some technology consultancy services to Unilever. These additional services did not raise any conflict of interest. The Committee does not have any formal advisory arrangements with other professional advisers.
During the year the Committee also sought input from the Chief Executive Officer and the Chief Human Resources Officer on various subjects including the remuneration of senior management. The Committee also received legal and compliance advice from the Chief Legal Officer and Group Secretary.
Executive Directors
Our aims and guiding principles
The overriding aim of the Committee is to ensure that the remuneration arrangements for Executive Directors support the longer-term objectives of Unilever and, in turn, the longer-term interests of shareholders.
This means that we must ensure that:
•	the fixed elements of the remuneration package offered to Executive Directors are sufficiently competitive to attract and retain highly experienced and talented individuals; and

•	the performance-related elements are structured so that target levels are competitive but Executive Directors can only earn higher rewards if they exceed the ongoing standards of performance that Unilever requires.

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Directors’ Remuneration Report continued
The Committee’s guiding principles are therefore that the remuneration arrangements for Executive Directors should:
•	support Unilever’s business strategy;

•	sharpen Unilever’s performance culture through more exacting standards;

•	increase the difference in reward between modest, target and outstanding performance achievements;

•	support share ownership and strong shareholder alignment; and

•	be simple and transparent.
Below we have summarised the key remuneration policies for Executive Directors that flow from and support the Committee’s aims.
The supporting policies
Our emphasis on performance-related pay
It is Unilever’s policy that the total remuneration package for Executive Directors should be competitive with other global companies and that a significant proportion should be performance-related. Over two-thirds of the target remuneration for the Executive Directors are linked to performance, with the majority of this linked to shareholder-aligned longer-term performance.
Emphasis on performance-related pay
The Committee has reviewed the impact of different performance scenarios on the reward opportunities potentially to be received by Executive Directors and the alignment of this with the returns that might be received by shareholders.
The remuneration structure is generally consistent for Executive Directors and senior management of Unilever. Executive Directors’ benefits are also established in line with those for other employees on the basis of local market practices. The Committee periodically monitors pay and employment conditions of other employees within Unilever to ensure alignment and consistency with remuneration of senior management and Unilever’s remuneration objectives.
The Committee believes that Unilever’s risk management processes provide the necessary controls to prevent inappropriate risk taking. For example, when the Committee reviews the structure and levels of performance-related pay for Executive Directors and other members of the Unilever Executive, it considers whether these might encourage behaviours incompatible with the long-term interests of Unilever and its shareholders. The Committee believes that the significant shareholding requirements placed on Executive Directors and other senior managers guard against this risk; 400% of salary for the Chief Executive Officer, 300% for the other Executive Directors and the members of the Unilever Executive and 150% for the ‘top 100’ management layer below.
Our linkage between business objectives and
performance-related pay
It is Unilever’s policy for the performance-related pay of Executive Directors to be linked to key Group measures that are aligned with strategy, business objectives and shareholder value.
Unilever’s main business objective is to restore volume and underlying sales growth while steadily improving operating margins and cash flow. There are a number of strategic priorities which support this objective. It is this combination of top-line revenue growth and bottom-line profits growth that Unilever believes will build shareholder value over the longer term. It is Unilever’s objective to be among the best performers in its peer group.
In line with these objectives:
– the annual bonus measures for the Executive Directors for 2011 are:
•	underlying volume growth;

•	underlying operating margin improvement; and

•	underlying sales growth (replacing trade working capital improvement).
– the GSIP and the MCIP measures from 2010 onwards are three-year:
•	underlying sales growth;

•	underlying operating margin improvement;

•	operating cash flow; and

•	relative total shareholder return.
Further details are in the Annual Bonus, Share Matching Plan, GSIP and MCIP sections later in this report.
Claw back
The Committee is authorised to reclaim or ‘claw back’ performance-related pay components paid to Executive Directors in the event of a significant downward revision of the financial results of the Group. This includes the annual bonus and awards that have been made and/or vested shares that have been issued or transferred under the Share Matching Plan, the GSIP and the MCIP.
Executive Directors’ contracts
Executive Directors are required to submit themselves for re-election at the AGMs each year and the Nomination Committee carefully considers each nomination for reappointment. Executive Directors stop holding executive office on ceasing to be Directors. The Committee takes the view that the entitlement of Executive Directors to the security of twelve months’ notice of termination of employment is in line with both the practice of many comparable companies and the entitlement of other senior executives in Unilever. It is our policy to set the level of severance payments for Executive Directors at no more than one year’s salary, unless the Boards, at the proposal of

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the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law. The date of contract for Paul Polman was 7 October 2008 and for Jean-Marc Huët 19 March 2010. Executive Directors’ contracts end by notice of either party.
Our remuneration practices
Base salary
Base salaries for Executive Directors are reviewed annually taking into account our competitive market position, individual performance, Unilever’s overall performance and levels of increase in the rest of the organisation.
2010 outcomes
Base salaries for Executive Directors were not increased from 1 January 2010. As Executive Directors’ salaries were not increased in 1 January 2009, this means that there have been no increases for three years.
Pension and other benefits
The policy is that Executive Directors are members of the all-employee pension arrangement in their home country (or an alternative of similar value) and make personal contributions at the same rate as other employees in that arrangement. Both the Chief Executive Officer and Chief Financial Officer are members of a defined contribution arrangement.
Executive Directors enjoy similar benefits to those enjoyed by many other senior management employees of Unilever.
Annual bonus
For 2010 the target bonus for the Chief Executive Officer was 113% of salary and the maximum would have been 200% of salary. The target bonus opportunity for the Chief Financial Officer was 100% of salary and the maximum would have been 150% of salary. Demanding targets for financial results mean that maximum bonus levels are only payable for exceptional performance.
The Executive Director’s annual bonus opportunity is based on Unilever’s results referenced against financial targets set at the beginning of the year. For 2010, targets were set by the Committee for underlying volume growth, underlying operating margin improvement and trade working capital improvement over the previous year. With these results in view, the Committee then assessed the quality of performance; both in terms of business results and leadership, including corporate social responsibility, to determine the actual bonus award for Executive Directors.
2010 outcomes
The annual bonus awards for 2010 reflect Unilever’s strong performance achieved across the business and were 160% of base salary for the Chief Executive Officer and 120% for the Chief Financial Officer.
Actual performance against the three main indicators for the annual bonus met or exceeded the mid-point of the performance ranges set by the Committee at the beginning of 2010. Underlying volume growth at 5.8% was towards the top end of the range, well above the market overall and demonstrated the strongest growth achieved by Unilever in over 30 years. Underlying operating margin improvement was on target at 20bps and average trade working capital reduced further than we had targeted. Based on this, the Committee took the view that performance was above target and in line with last year despite overall better results. This rigour accords with our ambition to consistently raise standards of performance and establish a stronger performance culture within Unilever.
Share Matching Plan
Under the Share Matching Plan, Executive Directors are required to invest 25% of their bonus into shares and hold them for a minimum period of three years. The Executive Directors receive a matching award of 25% of their annual bonus in the form of NV and PLC shares. The matching shares normally vest after three years provided that the underlying shares have been retained during this period and the Executive Director has not resigned or been dismissed.
The Committee considers that there is no need for further performance conditions on the vesting of the matching shares because the number of shares is directly linked to the annual bonus (which is itself subject to demanding performance conditions). In addition, during the three-year vesting period the share price of NV and PLC is influenced by the performance of Unilever. This, in turn, affects the ultimate value of the matching shares on vesting. The 2011 grant relating to the annual bonus earned for 2010 will be the last grant under the Share Matching Plan. From 2011 Executive Directors, like all other senior managers of Unilever, will participate in the MCIP.
Global Share Incentive Plan
Executive Directors receive annual awards of NV and PLC shares under the GSIP. The number of shares that vest after three years depends on the satisfaction of performance conditions.
The current maximum grant levels were agreed by shareholders in 2008 and are 200% of salary for the Chief Executive Officer and just below 180% for other Executive Directors. The vesting range is between 0% and 200% of grant level.
When the GSIP was introduced in 2007 the performance conditions were:
•	underlying sales growth;

•	ungeared free cash flow performance; and

•	relative total shareholder return.
In 2010 the performance conditions were changed to the following:
•	underlying sales growth;

•	operating cash flow;

•	underlying operating margin improvement; and

•	relative total shareholder return.
These performance conditions are identical to the performance conditions of the MCIP.
The new conditions apply to GSIP awards made in 2010 and onwards and to the final two performance years of the GSIP awards made in 2009.
The structure of vesting will remain the same as for previous awards except that for Executive Directors and the Unilever Executive the four measures will be equally weighted (25% each).

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Directors’ Remuneration Report continued
For the three internal business-focused conditions there will be no vesting if performance is below the minimum of the range, 25% vesting for achieving threshold performance and 200% vesting only for performance at or above the top end of the range. In addition, the performance conditions underlying sales growth and underlying operating margin improvement must reach the threshold of the performance range for both performance conditions before any shares subject to either performance condition can vest. At the end of the three-year performance period the Committee will also assess Unilever’s performance against the three internal conditions relative to the performance of peer group companies to ensure that vesting levels are appropriate.
For the relative total shareholder return (TSR) performance condition, Unilever’s TSR is measured relative to a group of 20 other companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are compared on a single reference currency basis. No shares in the portion of the award subject to TSR vest if Unilever is ranked below position 11 in the peer group at the end of the three-year period, 50% vest if Unilever is ranked 11th, 100% if Unilever is ranked 7th and 200% if Unilever is ranked 3rd or above. Straight-line vesting occurs between these points.
As per 2010 the current TSR peer group is:

Avon	Heinz	Nestlé
Beiersdorf	Henkel	PepsiCo
Campbell	Kao	Procter & Gamble
Coca-Cola	Kellogg	Reckitt Benckiser
Colgate	Kimberly-Clark	Sara Lee
Danone	Kraft	Shiseido
General Mills	L’Oréal
2010 outcomes
As the Chief Executive Officer and Chief Financial Officer joined Unilever in 2008 and 2010 respectively they have no grants under the GSIP that vested in 2010.
New Management Co-Investment Plan
This new plan was approved by shareholders at the 2010 AGMs. When proposing the MCIP last year we notified shareholders that the Executive Directors were technically eligible to participate in the plan, although the Remuneration Committee had decided to defer their participation for at least the first year of the plan’s operation. It was introduced to support Unilever’s drive for profitable growth by encouraging Unilever’s managers to take a greater financial interest in the performance of the Group and the value of Unilever shares over the long term.
The MCIP replaces the Share Matching Plan and allows Unilever’s managers to invest up to 60% of their annual bonus in shares in Unilever (‘Investment Shares’) and to receive a corresponding award of performance-related shares (the ‘Award’). The Award will vest after three years, depending on Unilever’s performance, continued employment and maintenance of the underlying Investment Shares. The performance conditions are identical to the performance conditions of the GSIP to ensure alignment with the drive for profitable growth. As under the GSIP, vesting levels will be between 0% and 200%. However, the Remuneration Committee has decided to limit the maximum vesting level for the Executive Directors to 150%. To allow shareholders more transparency around the performance conditions related to our long-term incentives we intend, after the vesting, to disclose where each performance condition ended up on a range from threshold to maximum. Executive Directors, the Unilever Executive and the top 100 managers are required to invest at least 25% of their annual bonus in Unilever’s shares.
The MCIP will first be operated in 2011 in respect of annual bonuses relating to the 2010 financial year.
Ultimate remedy
Grants under the GSIP and MCIP are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the_discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion the Committee may take into account Unilever’s performance against non-financial measures. The Committee will only adjust the value of a vesting award upwards after obtaining shareholder consent.
Dividend reinvestment
Both GSIP and MCIP provide that dividends will also be re-invested in respect of the shares under award but will only be paid out to the extent that the underlying shares vest.
Serving as non-executive on the board of another company
Executive Directors serving as a non-executive director on a board of another company are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside listed directorship (see Other appointments on page 40 for further details). Paul Polman is a non-executive director of The Dow Chemical Company and received an annual fee of €86,727 (based on the average exchange rate over the year: €1 = US $1.326). In addition he received a restricted award of 3,540 ordinary shares with a nominal value of US $2.50 per share in the capital of The Dow Chemical Company. The shares include the rights to vote and to receive dividend thereon. The shares cannot be sold or transferred until Paul Polman leaves the board of directors of The Dow Chemical Company, but not earlier than 5 March 2012.
Arrangements for Jim Lawrence
Jim Lawrence left Unilever in December 2009. The final tranche of the 2007 restricted share award vested in September 2010, the 2007 GSIP performance award vested in November 2010 but has been time-proportioned. The shares awarded in 2008 under the Share Matching Plan will vest in March 2011.
Proposed changes from 2011 onwards
The Committee will continue to place emphasis on variable pay and performance but, having frozen the salaries of Executive Directors and other senior managers for three consecutive years, which was the right decision in the economic circumstances at the time, the Committee will take a close look at the competitive position of Unilever’s senior management pay during 2011 to determine whether salary adjustments are justified.
For 2011, the Committee has adjusted the Chief Executive Officer’s target annual bonus upwards from 113% to 120% of salary. With the expiry of the Share Matching Plan we have decided to invite the Executive Directors to participate in the MCIP in 2012 in respect of any bonus earned for 2011. Under the MCIP Executive Directors will continue to be required to invest a minimum of 25% of their bonus in shares but may elect to invest up to 60%. Unlike the Share Matching Plan, which had no performance targets, additional matching shares under the MCIP are earned only to the extent that stretching performance targets are met.
Following our review of 2010 performance the Committee has decided to replace trade working capital improvement with underlying sales growth as one of the three main performance indicators for the annual bonus in 2011. This more closely aligns these indicators with

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our long-term strategic goals. Nonetheless, we will continue to monitor a wider range of performance indicators to ensure that annual bonus outcomes for Unilever’s Executive Directors and senior managers continue to reflect fairly the performance of the business and their individual contribution.
Executive Directors’ remuneration in 2010

Remuneration for individual Executive Directors (audited)

				Annual Emoluments 2010
		Allowances
	Base	and other		Value of
	salary	payments	*	benefits		Bonus		Total
Name and base country	€ ’000	€ ’000		€ ’000		€ ’000		€ ’000

Jean-Marc Huët (UK)(a)	528	934	(b)	5	(c)	634		2,101

Paul Polman (UK)(d)	1,072	88	(e)	2	(f)	1,715	(g)	2,877

Total 2010	1,600	1,022		7		2,349		4,978

Total 2009 (including former Directors)	1,849	419		6		2,605		4,879

*	This does not include the cash bonus of £680,000 paid to Jean-Marc Huët for forfeiture of incentives from his former employer which was paid before he was appointed as Executive Director, as disclosed in last year’s report.

(a)	Chief Financial Officer, appointed as Executive Director at May 2010 AGMs. Base salary set in sterling was £680,000 per annum.

(b)	Includes allowance in lieu of company car, entertaining allowance and, as Mr Huët had to re-locate to the UK on appointment in 2010, he was compensated for the costs associated with purchasing a home in the UK. €795,844 of the payment reported above represents once-only, non-recurring payments.

(c)	Includes benefits for private use of chauffeur-driven car and medical insurance.

(d)	Chief Executive Officer. Base salary set in sterling was £920,000 per annum.

(e)	Includes allowance in lieu of company car, entertaining allowance and payment for social security obligations in country of residence in 2010.

(f)	Includes benefits for private use of chauffeur-driven car.

(g)	Bonus for the year 2010. Includes the value of both the cash element and the element paid in shares of NV and PLC under the Share Matching Plan. It does not include matching shares awarded on a conditional basis in addition to the element of the bonus paid in shares which is disclosed in the Share Matching Plan table below.
In addition, Unilever provides support to Executive Directors in relation to spouses’ travel expenses when travelling together on company business. This amount is capped at 5% of base salary and the maximum limit for 2010 was €80,031.
Amounts have been translated into euros using the average exchange rate over the year: €1 = £0.858 (2009: €1 = £0.8905) and €1 = $1.326 (2009: €1 = US $1.388).
Pensions (audited)
Both Jean-Marc Huët and Paul Polman are members of a defined contribution pension arrangement. The total pension cost for Jean-Marc Huët including death in service benefits and administration costs was €141,000. This included a company pension contribution of €105,000, a further company contribution of €15,000 made in return for his individual salary sacrifice and €21,000 for_death in service and administration costs. The total pension cost for Paul Polman including death in service benefits and administration costs was €352,000. This included a company pension contribution of €280,000 (of which €124,000 accrued to compensate for the forfeiture of pension from his previous employer, which will vest at age 60 or later at actual retirement date), a further company contribution of €31,000 which was made in return for his individual salary sacrifice and €41,000 for death in service benefits and administration costs.
Share Matching Plan (audited)

		Balance of				Balance of
		conditional				conditional
		shares				shares at
		at 1 January	Conditional shares			31 December
		2010	awarded in 2010		(a)	2010
	Share	No. of	No. of	Price at		No. of
	type	shares	shares	award		shares

Paul Polman	NV	3,413	9,484	€22.53		12,897
	PLC	3,413	9,484	£19.44		12,897

(a)	Each award of matching shares is conditional and vests three years after the date of the award subject to continued employment and maintenance of the underlying bonus shares. The 2010 award was made at grant date 18 March 2010.

Unilever Annual Report and Accounts 2010   65

Report of the Directors Governance

Directors’ Remuneration Report continued
Global Share Incentive Plan (audited)
The following conditional shares were granted during 2010 and outstanding at 31 December 2010 under the Global Share Incentive Plan:

		Balance of		Conditional grant 2010				Balance of
		conditional shares at		(Performance period				conditional shares at
		1 January 2010		1 January 2010 to 31 December 2012)			(a)	31 December 2010
	Share type	No. of shares		No. of shares	(a)	Price at award		No. of shares

Jean-Marc Huët	NV	–		30,906		€22.53		30,906
	PLC	–		30,906		£19.44		30,906

Paul Polman	NV	127,962	(b)	44,137		€22.53		172,099
	PLC	127,962	(b)	44,137		£19.44		172,099

(a)	Each award of conditional shares vests three years after the date of the award, subject to performance conditions as set out on page 63. The 2010 award was made at grant date 18 March 2010.

(b)	This includes a grant of 58,752 of each of Unilever NV and PLC shares made on 6 November 2008 and a grant of 69,210 of each of Unilever NV and PLC shares made on 19 March 2009, that will vest on 6 November 2011 and 19 March 2012 respectively.
Both Jean-Marc Huët and Paul Polman received a one-off restricted stock award on joining Unilever under the GSIP. Details of balances, grants and vesting during 2010 are shown below.

		Balance of					Balance of
		shares at					shares at
		1 January					31 December
		2010		Granted in 2010	Vesting in 2010		2010
	Share type		No. of shares	Price at award	No. of shares	Price at vesting	No. of shares

Jean-Marc Huët(a)	NV	–	65,650	€22.53	n/a		65,650
	PLC	–	65,650	£19.44	n/a		65,650

Paul Polman(b)	NV	45,102	n/a		22,551	€22.56	22,551
	PLC	45,102	n/a		22,551	£19.01	22,551

(a)	Award agreed on joining Unilever. Award was made 18 March 2010 and will vest 1/3, 1/3, 1/3 on respectively the first, second and third anniversary of the award, provided he has not resigned or been dismissed as a Executive Director at each vesting date.

(b)	Vesting on 6 November 2010 of 1/3 of original award (made 6 November 2008 at €18.93 and £14.39). The first 1/3 of the original award vested on 6 November 2009. The remaining 1/3 of the original award is expected to vest on 6 November 2011 provided he has not resigned or been dismissed as a Executive Director before such date.
Share Save plan (audited)
Options under the PLC Share Save Plan are subject to five-year vesting periods and vesting is contingent on continued employment with Unilever.

		Balance of			Balance of
		options at			options at	First	Final
	Share	1 January		Granted	31 December	exercisable	expiry
	type	2010	(a)	in 2010	2010	date	date

Paul Polman	PLC	1,042		–	1,042	01/10/2014	01/04/2015

(a)	Option price at grant was £14.92.
The highest and lowest share price per ordinary PLC 3 1/9p share during the year were £19.97 and £16.88.
Executive Directors’ interests in shares (audited)

			Shares held at		Shares held at
	Share type	(a)	1 January 2010	(b)	31 December 2010	(b)

Jean-Marc Huët	NV		–		23,000
	PLC		–		23,000

Paul Polman	NV		25,964		111,953
	PLC		25,964		70,033

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.

(b)	Numbers are excluding awards and options over shares which are disclosed above.
The table shows the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2010. There has been no change in these interests between 31 December 2010 and 1 March 2011.
The voting rights of the Directors who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ (Executive and Non-Executive) or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

66   Unilever Annual Report and Accounts 2010

Report of the Directors Governance

Non-Executive Directors
Policy
Non-Executive Directors receive annual fees from NV and PLC. No other remuneration is given in respect of their non-executive duties.
The Boards determine non-executive fee levels within a total annual limit specified in PLC’s Articles of Association. In 2007 shareholders approved an increase in the limit for PLC to £2,000,000 and €3,000,000 for NV.
Unilever’s fee levels reflect the commitment and contribution expected by the Group. Fee levels are also benchmarked at regular intervals against those paid in other global non-financial companies based in Europe.
Fee levels
The fee levels remained unchanged over 2010 and are as follows:

	NV		PLC

Chairman	€355,000	and	£237,500
Vice-Chairman/Senior Independent Director	€85,800	and	£82,500
Chairman of the Audit Committee	€55,000	and	£38,000
Board Committee Chairman	€50,000	and	£35,000
Non-Executive Directors	€45,000	and	£31,000

Non-Executive Directors’ remuneration in 2010 (audited)

	Total fees		Total fees
	paid		paid
	in 2010	(a)	in 2009	(a)
Non-Executive Directors	€’000		€’000

Michael Treschow(b)	638		635

Leon Brittan(c)	38		96

Wim Dik(c)	34		93

Louise Fresco	88		60

Ann Fudge	120		79

Charles Golden	120		112

Byron Grote	88		93

Narayana Murthy (c)	53		106

Hixonia Nyasulu	120		112

Sir Malcolm Rifkind (d)	64		–

Kees Storm	106		107

Jeroen van der Veer	188		152

Paul Walsh	88		60

Total	1,745		1,786

(a)	Covers fees received from both NV in euros and PLC in sterling. Includes set fees for intercontinental travel of €3,625 (via NV) and £2,500 (via PLC) per Board meeting, if applicable. Total amount for travel fee in 2010 is €183,000.

(b)	Chairman.

(c)	Retired at AGMs in May 2010.

(d)	Appointed at 2010 AGMs.
Non-Executive Directors’ interests in share capital (audited)

			Shares		Shares
			held at 1		held at 31
	Share		January		December
	type	(a)	2010	(a)	2010	(a)

Charles Golden	NV NY		–		1,000
	PLC ADRs		–		–

Byron Grote	NV NY		4,300		5,300
	PLC ADRs		3,500		5,000

Louise Fresco	NV		–		1,000
	PLC		–		–

Ann Fudge	NV NY		–		–
	PLC ADRs		–		1,000

Michael Treschow	NV		15,158		15,158
	PLC		15,000		15,000

Jeroen van der Veer	NV		16,800		16,800
	PLC		–		–

Paul Walsh	NV		–		–
	PLC		–		1,000

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2010. There has been no change in these interests between 31 December 2010 and 1 March 2011 other than that Byron Grote purchased 700 NV NY shares on 18 February 2011 at a share price of US $29.95 each.
Additional statutory disclosures
Unilever is required by UK regulation to show its relative share performance, based on Total Shareholder Return, against a holding of shares in a broad-based equity index for the last five years. The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings.
Five-Year Historical TSR Performance
The table below includes:
–	Growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on 30-trading-day average values; and

–	Growth in the value of a hypothetical €100 investment over five years AEX comparison based on 30-trading-day average values.
This Directors’ Remuneration Report has been approved by the Boards and signed on their behalf by Tonia Lovell – Chief Legal Officer and Group Secretary.

Unilever Annual Report and Accounts 2010   67

Financial statements

68   Unilever Annual Report and Accounts 2010

Financial statements

Statement of Directors’ responsibilities
Annual accounts
The Directors are required by Part 9 of Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities, as at the end of the financial year and of the profit or loss and cash flows for that year.
The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and United Kingdom accounting standards (in the case of the parent company accounts) which they consider to be applicable have been followed.
The Directors have responsibility for ensuring that NV and PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with the relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.
This statement, which should be read in conjunction with the Auditors’ reports, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.
A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. Disclosure in respect of these responsibilities is made on page 137.
Directors’ responsibility statement
Each of the Directors confirms that, to the best of his or her knowledge:
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and United Kingdom accounting standards (in the case of the PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the NV and PLC entities taken as a whole.

•	The Report of the Directors includes a fair review of the development and performance of the business and the position of the Group and the NV and the PLC entities taken as a whole, together with a description of the principal risks and uncertainties they face.
The Directors and their functions are listed on pages 40 and 48.
Going concern
The activities of the Group, together with the factors likely to affect its future development, performance the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in About Unilever and the Financial review 2010 on pages 1 to 32. In addition, we describe in note 15 on pages 98 to 104: the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit and liquidity risk.
The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook.
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Accounts.
Internal and disclosure controls and procedures
Please refer to pages 33 to 37 for a discussion of Unilever’s principal risk factors and to pages 38 and 39 for commentary on the Group’s approach to risk management and control.

Unilever Annual Report and Accounts 2010   69

Financial statements

Auditor’s report Netherlands
Independent auditor’s report
To: the General Meeting of Shareholders of Unilever N.V.
Report on the consolidated financial statements
We have audited the consolidated financial statements as set out on pages 72 to 123 and 126 to 127 which are part of the Annual Report and Accounts 2010 of the Unilever Group for the year ended 31 December 2010, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet, consolidated cash flow statement and the notes to the consolidated financial statements, comprising a summary of significant accounting policies and other explanatory information.
Directors’ responsibility
 The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the Directors in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the directors are responsible for such internal control as they determine is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Unilever Group as at 31 December 2010, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board and with Part 9 of Book 2 of the Dutch Civil Code.
Separate report on company accounts
We have reported separately on the company accounts of Unilever N.V. for the year ended 31 December 2010.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the Report of the Directors, to the extent we can assess, is consistent with the consolidated financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.
Amsterdam, The Netherlands, 1 March 2011
PricewaterhouseCoopers Accountants N.V.
R A J Swaak RA

70   Unilever Annual Report and Accounts 2010

Financial statements

Auditor’s report United Kingdom
Independent auditor’s report to the members of Unilever PLC
We have audited the group financial statements of Unilever Group for the year ended 31 December 2010 which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet, consolidated cash flow statement, and the related notes on pages 72 to 123 and 126 to 127. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Respective responsibilities of Directors and auditors
As explained more fully in the Statement of Directors’ responsibilities set out on page 69, the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.
Opinion on financial statements
In our opinion the Group financial statements:
•	give a true and fair view of the state of the Group’s affairs as at 31 December 2010 and of its profit and cash flows for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).
In our opinion the Group financial statements comply with IFRSs as issued by the IASB.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion, the information given in the Report of the Directors for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following:
Under the Companies Act 2006 we are required to report to you if, in our opinion:
•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Under the Listing Rules we are required to review:
•	the Directors’ statement, set out on page 69, in relation to going concern;

•	the part of the Corporate Governance statement relating to the company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review and

•	certain elements of the report to shareholders by the Board on directors’ remuneration.
Other matters
We have reported separately on the parent company financial statements of Unilever PLC for the year ended 31 December 2010 and on the information in the Directors’ Remuneration Report that is described as having been audited.
Richard Sexton
(Senior Statutory Auditor)
For and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
1 March 2011

Unilever Annual Report and Accounts 2010   71

Financial statements

Financial statements Unilever Group
Consolidated income statement
for the year ended 31 December

	€ million	€ million	€ million
	2010	2009	2008

Turnover 2	44,262	39,823	40,523

Operating profit 2	6,339	5,020	7,167

After (charging)/crediting:

Restructuring 3	(589)	(897)	(868)
Business disposals, impairments and other one-off items 3	308	29	2,137

Net finance costs 5	(394)	(593)	(257)

Finance income	77	75	106
Finance costs	(491)	(504)	(506)
Pensions and similar obligations	20	(164)	143

Share of net profit/(loss) of joint ventures 11	120	111	125
Share of net profit/(loss) of associates 11	(9)	4	6
Other income from non-current investments 11	76	374	88

Profit before taxation	6,132	4,916	7,129
Taxation 6	(1,534)	(1,257)	(1,844)

Net profit	4,598	3,659	5,285

Attributable to:
Non-controlling interests	354	289	258
Shareholders’ equity	4,244	3,370	5,027

Combined earnings per share 7
Basic earnings per share	1.51	1.21	1.79
Diluted earnings per share	1.46	1.17	1.73

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 76 to 123, which form an integral part of the consolidated financial statements.
Accounting policies of the Unilever Group are set out in note 1 on pages 76 to 80.

72   Unilever Annual Report and Accounts 2010

Financial statements

Consolidated statement of comprehensive income
for the year ended 31 December

	€ million	€ million	€ million
	2010	2009	2008

Fair value gains/(losses) net of tax:
On cash flow hedges	41	40	(118)
On available-for-sale financial assets	2	65	(46)
Actuarial gains/(losses) on pension schemes net of tax	105	18	(2,293)
Currency retranslation gains/(losses) net of tax(a)	460	396	(1,688)

Net income/(expense) recognised directly in equity	608	519	(4,145)
Net profit	4,598	3,659	5,285

Total comprehensive income 20	5,206	4,178	1,140

Attributable to:
Non-controlling interests	412	301	205
Shareholders’ equity	4,794	3,877	935

(a)	Includes fair value gains/(losses) on net investment hedges of €107 million (2009: €(58) million; 2008: €(560) million).
See also note 20 on page 111.
Consolidated statement of changes in equity
for the year ended 31 December

	€ million	€ million	€ million
	2010	2009	2008

Equity at 1 January	12,536	10,372	12,819
Total comprehensive income for the year	5,206	4,178	1,140
Dividends on ordinary capital	(2,309)	(2,115)	(2,052)
Movement in treasury stock	(126)	129	(1,417)
Share-based payment credit	144	195	125
Dividends paid to non-controlling interests	(289)	(244)	(208)
Currency retranslation gains/(losses) net of tax	2	3	(38)
Other movements in equity	(86)	18	3

Equity at 31 December 21	15,078	12,536	10,372

For further information on movements in equity please refer to note 21 on page 112.

Unilever Annual Report and Accounts 2010   73

Financial statements

Financial statements Unilever Group
Consolidated balance sheet
as at 31 December

	€ million	€ million
	2010	2009

Goodwill 9	13,178	12,464
Intangible assets 9	5,100	4,583
Property, plant and equipment 10	7,854	6,644
Pension asset for funded schemes in surplus 19	910	759
Deferred tax assets 17	607	738
Other non-current assets 11	1,034	1,017

Total non-current assets	28,683	26,205

Inventories 12	4,309	3,578
Trade and other current receivables 13	4,135	3,429
Current tax assets	298	173
Cash and cash equivalents 14	2,316	2,642
Other financial assets 14	550	972
Non-current assets held for sale 27	876	17

Total current assets	12,484	10,811

Financial liabilities 14	(2,276)	(2,279)
Trade payables and other current liabilities 16	(10,226)	(8,413)
Current tax liabilities	(639)	(487)
Provisions 18	(408)	(420)
Liabilities directly associated with non-current assets held for sale 27	(57)	—

Total current liabilities	(13,606)	(11,599)

Net current assets/(liabilities)	(1,122)	(788)

Total assets less current liabilities	27,561	25,417

Financial liabilities due after one year 14	7,258	7,692
Non-current tax liabilities	184	107
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit 19	1,081	1,519
Unfunded schemes 19	1,899	1,822
Provisions 18	886	729
Deferred tax liabilities 17	880	764
Other non-current liabilities 16	295	248

Total non-current liabilities	12,483	12,881

Share capital 21	484	484
Share premium 21	134	131
Other reserves 21	(5,406)	(5,900)
Retained profit 21	19,273	17,350

Shareholders’ equity	14,485	12,065
Non-controlling interests 21	593	471

Total equity	15,078	12,536

Total capital employed	27,561	25,417

Commitments and contingent liabilities are shown in note 25 on pages 115 and 116.
These financial statements, together with the Report of the Directors, have been approved by the Directors.
The Board of Directors
1 March 2011

74   Unilever Annual Report and Accounts 2010

Financial statements

Consolidated cash flow statement
for the year ended 31 December

	€ million	€ million	€ million
	2010	2009	2008

Cash flow from operating activities 28	6,818	6,733	5,326
Income tax paid	(1,328)	(959)	(1,455)

Net cash flow from operating activities	5,490	5,774	3,871

Interest received	70	73	105
Purchase of intangible assets	(177)	(121)	(147)
Purchase of property, plant and equipment	(1,638)	(1,248)	(1,142)
Disposal of property, plant and equipment	114	111	190
Acquisition of group companies, joint ventures and associates	(1,252)	(409)	(211)
Disposal of group companies, joint ventures and associates	891	270	2,476
Acquisition of other non-current investments	(85)	(95)	(126)
Disposal of other non-current investments	151	224	47
Dividends from joint ventures, associates and other non-current investments	184	201	132
(Purchase)/sale of financial assets	578	(269)	91

Net cash flow (used in)/from investing activities	(1,164)	(1,263)	1,415

Dividends paid on ordinary share capital	(2,323)	(2,106)	(2,086)
Interest and preference dividends paid	(494)	(517)	(487)
Additional financial liabilities	40	2,913	4,544
Repayment of financial liabilities	(1,391)	(4,456)	(3,427)
Sale and leaseback transactions resulting in finance leases	—	—	(1)
Capital element of finance lease rental payments	(22)	(24)	(66)
Share buy-back programme	—	—	(1,503)
Other movements on treasury stock	(124)	103	103
Other financing activities	(295)	(214)	(207)

Net cash flow (used in)/from financing activities	(4,609)	(4,301)	(3,130)

Net increase/(decrease) in cash and cash equivalents	(283)	210	2,156

Cash and cash equivalents at the beginning of the year	2,397	2,360	901

Effect of foreign exchange rate changes	(148)	(173)	(697)

Cash and cash equivalents at the end of the year 14	1,966	2,397	2,360

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the consolidated cash flow statement.

Unilever Annual Report and Accounts 2010   75

Financial statements

Notes to the consolidated financial statements Unilever Group
1 Accounting information and policies
The accounting policies adopted are the same as those which applied for the previous financial year, except as set out below under the heading ‘Recent accounting developments’.
Unilever
The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same Directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the position of the shareholders of both companies is as nearly as possible the same as if they held shares in a single company.
The Equalisation Agreement provides that both companies adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each €0.16 nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each 3 1/9p nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Corporate governance’ on page 51.
Basis of consolidation
Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, the accounts of Unilever are presented by both NV and PLC as their respective consolidated financial statements. Group companies included in the consolidation are those companies controlled by NV or PLC. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases.
Inter-company transactions and balances are eliminated.
Companies legislation and accounting standards
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), IFRIC Interpretations and in accordance with Part 9 of Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 2006. They are also in compliance with IFRS as issued by the International Accounting Standards Board.
These accounts are prepared under the historical cost convention unless otherwise indicated.
Goodwill
Goodwill arises on business combinations. It is calculated as the excess of the total fair value of consideration transferred plus the amount of any non-controlling interest in the acquiree plus the acquisition-date fair value of any previous equity interest in the acquiree, less the fair value of the Group’s share of the identifiable net assets acquired. Goodwill is capitalised and is not subject to amortisation. It is carried at cost but subject to impairment testing annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.
Goodwill acquired in a business combination is allocated to the Group’s cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination. These might not always be precisely the same as the cash generating units that the assets or liabilities of the acquired business are assigned to. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.
Intangible assets
On acquisition of new interests in group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill. Intangible assets are initially measured at fair value as at the date of acquisition. Separately purchased intangible assets are initially measured at cost.
Finite-lived intangible assets mainly comprise patented and non-patented technology, know-how and software. These assets are capitalised and amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years and periods in excess of five years are used only where Unilever is satisfied that the life of these assets will clearly exceed that period.
Indefinite-lived intangibles mainly comprise trademarks. These assets are capitalised but are not amortised. They are subject to an annual review for impairment or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.
Unilever monitors the level of product development costs against all the criteria set out in IAS 38. These include the requirement to establish that a flow of economic benefits is probable before costs are capitalised. For Unilever this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.
Pensions and similar obligations
For defined benefit plans, the operating and financing costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit enhancements, settlements and curtailments (such events are recognised immediately in the income statement). The amount charged to financing costs includes a credit equivalent to the Group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. Any differences between the expected return on assets and the return actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised immediately in the statement of comprehensive income.
The defined benefit plan surplus or deficit in the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds).
All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The Group policy is that the most important plans, representing approximately 80% of the defined benefit liabilities, are formally valued every year. Other principal plans, accounting for approximately a further 15% of liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.
For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.
Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

76   Unilever Annual Report and Accounts 2010

Financial statements

1 Accounting information and policies (continued)
Deferred taxation is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the forseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates prevailing at the year end unless future rates have been enacted or substantively enacted.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Provisions
Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event and where the amount of the obligation can be reliably estimated.
Business combinations
Business combinations are accounted for using the acquisition accounting method. This involves recognising identifiable assets and liabilities of the acquired business at fair value as at the date of acquisition. Adjustments are made to align accounting policies, and the fair value of the assets and liabilities of the acquired entity is calculated.
Changes in ownership interest that do not result in a change of control are accounted for as equity transactions whereby the difference between the consideration and the non-controlling share of the net assets acquired is recognised in reserves within shareholders’ equity.
Property, plant and equipment
Property, plant and equipment is stated at cost less depreciation and impairment. It is initially recognised at cost, including eligible borrowing costs. Depreciation is provided on a straight-line basis based on the expected average useful lives of the assets and their residual values. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

Freehold buildings	40 years
(no depreciation on freehold land) Leasehold buildings	40 years	*
Plant and equipment	2-20 years
*or life of lease if less than 40 years
Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. Any impairment is charged to the income statement as it arises.
Revenue recognition
Turnover comprises sales of goods and services after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.
Turnover is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer. Depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. Revenue from services is recognised as the services are performed.
Foreign currencies
The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and sterling respectively. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates. Foreign currency transactions in individual group companies are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying hedges. Foreign exchange gains and losses arising on trading transactions are taken to operating profit; those arising on cash, financial assets and financial liabilities are classified as finance income or cost.
In preparing the consolidated financial statements, the balances in individual group companies are translated from their functional currency into euros. The income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange except where the use of such average rates does not approximate to the exchange rate at the date of the transaction, in which case the transaction rate is used. The balance sheet, other than the ordinary share capital of NV and PLC, is translated at year-end rates of exchange. In the case of hyperinflationary economies the accounts are adjusted to reflect current price levels and remove the influences of inflation before being translated into euros.
The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the resulting value for PLC and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 23 on page 113).
The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in shareholders’ equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange. For these purposes net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future. Exchange gains/losses on hedges of net assets are also recorded as a movement in equity.
Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves (see note 23 on page 114). In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.
Financial instruments
Financial assets
Financial assets are classified into one of four categories. The classification of financial assets is determined at initial recognition depending on the purpose for which they were acquired. Any impairment is recognised in the income statement as it arises.
Held-to-maturity investments
Held-to-maturity investments are assets with set cash flows and fixed maturities which Unilever intends to hold to maturity. They are held at cost plus interest using the effective interest method, less any impairments.
Loans and receivables
Loans and receivables have set payments and are not quoted in an active market. They arise when the Group provides money, goods or services. Loans and receivables are included in the balance sheet at amortised cost.
Short-term loans and receivables are initially measured at original invoice amount less any impairments.
Financial assets at fair value through profit or loss
Financial assets are in this category if they are intended to be sold in the short term. They are current assets if they are expected to be realised within 12 months. Transaction costs related to the purchase of the assets are expensed as incurred. Derivatives are classified here unless they are designated as hedges. Gains and losses arising from changes in value are included in the income statement.

Unilever Annual Report and Accounts 2010   77

Financial statements

Notes to the consolidated financial statements Unilever Group
1 Accounting information and policies (continued)
Available-for-sale financial assets
Available-for-sale financial assets are assets that are designated in this category or not classified in any of the other categories. They are non-current assets unless the Group intends to dispose of them within 12 months. Changes in value are recognised in equity until the investment is sold or impaired, when they are included in the income statement.
Interest on available-for-sale securities is calculated using the effective interest method and recognised within other income. Dividends on equity investments are also recognised within other income.
Financial liabilities
Financial liabilities are recognised initially at fair value, net of transaction costs. They are subsequently held at amortised cost unless they are part of a fair value hedge. Any difference between the amount on initial recognition and the redemption value is recognised in the income statement using the effective interest method.
Short-term financial liabilities are measured at original invoice amount.
Derivatives
Derivatives are measured on the balance sheet at fair value and are used primarily to manage the risks of changes in exchange and interest rates. The Group uses derivatives such as foreign exchange forward contracts, interest rate swap contracts and forward rate agreements to hedge these exposures. The Group also uses commodity contracts to hedge some raw materials. Contracts that can be settled in cash are treated as financial instruments. The Group does not use derivative financial instruments for speculative purposes.
Changes in the fair value of derivatives that do not qualify for hedge accounting and any hedge ineffectiveness are recognised in the income statement as they arise.
Cash flow hedges
Changes in the value of derivatives used as hedges of future cash flows are recognised in equity with any ineffective portion recognised in the income statement. If the cash flow hedge results in the recognition of a non-financial asset or a liability the gain or loss on the derivative is included in the initial measurement of that asset or liability. For other cash flow hedges amounts deferred in equity are taken to the income statement when the hedged item affects profit or loss.
When a hedging instrument no longer qualifies for hedge accounting, any cumulative gain or loss is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the cumulative gain or loss is transferred to the income statement.
Fair value hedges
In an effective fair value hedge, the hedged item is adjusted for changes in fair value, with the corresponding entry in the income statement. Gains and losses on the hedging instrument are recognised in the income statement. In a fully effective hedge the adjustments to the income statement are of equal and opposite value. For non-derivatives only the foreign currency element can be a hedging instrument.
Net investment hedges
Net investment hedges are hedges of exchange risks from investments in foreign subsidiaries. Gains and losses are recognised in equity. The accumulated gains and losses are taken to the income statement when the foreign operation is sold or partially disposed.
Valuation principles
The fair values of quoted investments are based on current bid prices. For listed securities where the market is not liquid, and for unlisted securities, the Group uses valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.
Impairment of financial instruments
At each balance sheet date the Group assesses whether there is evidence that financial assets are impaired. A significant or prolonged fall in value below cost is considered in determining whether an asset is impaired. For available-for-sale financial assets the cumulative loss is removed from equity and recognised in the income statement. Any subsequent reversals of impairment losses on available-for-sale equity instruments are not recognised in the income statement.
Cash and cash equivalents
In the cash flow statement, cash and cash equivalents includes cash at bank and in hand, short-term highly liquid interest-bearing securities with original maturities of three months or less, investments in money market funds that are readily convertible into cash with insignificant risk of changes in value, and bank overdrafts.
Other non-current assets
Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings where the Group has an investment in which it does not have control or joint control but can exercise significant influence.
Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.
Segment information
Segment information is provided based on the geographic segments of the management structure of the Group. Additional information is provided by product area.
Inventories
Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads.
Assets held for sale
Assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been or is expected to be concluded within twelve months of the balance sheet date. Assets and disposal groups held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.
Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are recognised as non-current assets of the Group at the lower of their fair value at the date of commencement of the lease and at the present value of the minimum lease payments. These assets are depreciated on a straight-line basis over the shorter of the useful life of the asset and the lease term. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance costs in the income statement and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.
Lease payments under operating leases are charged to the income statement on a straight-line basis over the term of the lease.
Research and market support costs
Expenditure on research and market support, such as advertising, is charged to the income statement when incurred.

78   Unilever Annual Report and Accounts 2010

Financial statements

1	Accounting information and policies (continued)
Share-based payments
The fair value of the share awards and the share options at the grant date is determined by option pricing models, principally adjusted Black-Scholes models or a multinomial pricing model. The fair value of the share awards and the share options is charged to the income statement over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition. Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is recognised in the income statement immediately.
Shares held by employee share trusts
Certain PLC trusts, NV and group companies purchase and hold NV and PLC shares to satisfy options granted. Their assets and liabilities are included in the consolidated financial statements. The book value of shares held is deducted from other reserves, and trusts’ borrowings are included in the Group’s liabilities. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.
Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The preparation of financial statements requires management to make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Income statement presentation
On the face of the income statement, costs and revenues relating to restructuring, business disposals and impairments are disclosed. In addition, individual items judged to be significant are disclosed separately. These are material in terms of nature and amount. IAS 1, Presentation of Financial Statements, provides no definitive guidance as to the format of the income statement, but states key lines which should be disclosed. It also encourages the disclosure of additional line items and the re-ordering of items presented on the face of the income statement when appropriate. These disclosures are given in order to provide additional information to help users better understand financial performance.
Goodwill and intangible assets
The Group recognises goodwill and intangible assets which have arisen through acquisitions. The most significant balances of goodwill and intangible assets relate to the regional savoury and dressings sub-product groups.
These assets are subject to impairment reviews to ensure that the assets are not carried above their recoverable amounts: for goodwill and indefinite-lived intangible assets, reviews are performed at least annually or more frequently if events or circumstances indicate that this is necessary; for other intangible assets, reviews are performed if events or circumstances indicate that this is necessary.
Impairment reviews are performed by comparing the carrying value of the cash generating unit concerned to that cash generating unit’s recoverable amount, being the higher of value in use and fair value less costs to sell. Value in use is a valuation derived from the discounted future cash flows of cash generating units. The most important estimates in these forecast cash flows are the long-term growth rates used to calculate revenue growth in perpetuity and the discount rates which are applied to the future cash flows. These estimates are reviewed at least annually and are believed to be appropriate. However, changes in these estimates could change the outcomes of the impairment reviews and therefore affect future financial results. The effects would be recognised in the income statement, through operating profit.
The Group has reviewed the carrying value of the cash generating units by considering expected future cash flows based on historical experience and planned growth rates and margins for the product groups.
Please refer also to note 9 on pages 87 and 88.
Pensions and similar obligations
The Group operates a number of pension plans, including defined benefit plans. The defined benefit plan surplus or deficit in the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds).
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, inflation rates, mortality rates and expected long-term rates of return on assets. Information about sensitivity to certain of these assumptions is given in note 19 on page 108.
The following table sets out these assumptions (except for mortality rates), as at 31 December 2010, in respect of the four largest Unilever pension plans. Further details of assumptions (including mortality rates) made are given in note 19 on pages 108 and 109.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	5.4	4.7	5.2	4.7
Inflation	3.1	1.8	2.3	1.8

Expected long-term rate of return:
Equities	7.7	7.0	7.4	7.0
Bonds	4.6	4.3	4.4	4.2
Property	6.2	5.5	5.9	5.5
Others	7.1	5.6	1.7	5.5

These assumptions are set annually by reference to market conditions at the valuation date. Actual experience may differ from the assumptions made. The effects would be recognised in the statement of comprehensive income.
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed annually and updated as necessary as part of the periodic actuarial valuation of the pension plans.
Provisions
The Group records provision for matters where a legal or constructive obligation exists at the balance sheet date, as a result of a past event and a reliable estimate can be made of the obligation. These matters might include restructuring projects, legal matters, disputed indirect taxes and other items. These obligations may not be settled for a number of years and a reliable estimate has to be made of the likely outcome of each of these matters.
These provisions represent our best estimate of the costs that will be incurred but actual experience may differ from the estimates made and therefore affect future financial results. The effects would be recognised in the income statement, primarily through operating profit and finance costs. See also note 18 on page 106.

Unilever Annual Report and Accounts 2010   79

Financial statements

Notes to the consolidated financial statements Unilever Group
1 Accounting information and policies (continued)
Taxation
The Group makes estimates in respect of tax liabilities and tax assets. Full provision is made for deferred and current taxation at the rates of tax prevailing at the year end unless future rates have been substantively enacted. These calculations represent our best estimate of the costs that will be incurred and recovered but actual experience may differ from the estimates made and therefore affect future financial results. The effects would be recognised in the income statement, primarily through taxation. See also note 6 on page 85.
Companies within the Group have tax liabilities on their taxable profits and some are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any provisions to be recognised in the financial statements for these matters, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded.
Deferred tax assets arise in respect of unutilised losses and other timing differences to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. In assessing recoverability, estimation is made of the future forecasts of taxable profit. If these forecast profits do not materialise, they change, or there are changes in tax rates or to the period over which the losses or timing differences might be recognised, then the value of deferred tax assets will need to be revised in a future period.
The Group has losses and other timing differences for which no value has been recognised for deferred tax purposes in these financial statements. This situation can arise in loss-making subsidiaries where the future economic benefit of these timing differences is estimated to be not probable. It can also arise where the timing differences are of such a nature that their value is dependent on only certain types of profit being earned, such as capital profits. If trading or other appropriate profits are earned in future in these companies, these losses and other timing differences may yield benefit to the Group in the form of a reduced tax charge.
Business combinations
During 2010, the Group completed the acquisition of the Personal Care business of the Sara Lee Corporation. The Group has recorded a provisional valuation of the assets and liabilities of the Personal Care business. The most important estimates in the provisional valuation relate to the intangible assets and the fair value adjustments to the existing assets and liabilities of the business. For intangible assets, the following are estimated: useful economic life; expected profitability; long-term growth rates; product lifecycles and market position. The Group has also estimated the value of the Sanex brand in the European market which will be disposed of during 2011.
Changes in these estimates could change the provisional valuations within the balance sheet, primarily goodwill, intangible assets and other assets and liabilities. Changes in estimates later than one year from the acquisition date would most likely be recorded in the income statement.
Recent accounting developments
Adopted by the Group
From 1 January 2010, the Group adopted IFRS 3 ‘Business Combinations (Revised)’ and IAS 27 ‘Consolidated and Separate Financial Statements (Amended)’ (effective for periods beginning on or after 1 July 2009) which affects acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. Prior year numbers are not restated.
The Group has also adopted the following new and amended IFRSs and IFRIC interpretations with no material impact:
•	IFRS 2 (Amendments) ‘Group cash-settled and share-based payment transactions’ was effective from 1 January 2010.

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – Eligible Hedged Items’ was effective for periods beginning on or after 1 July 2009.

•	IFRIC 17 ‘Distribution of non-cash assets to owners’ was effective for periods beginning on or after 1 July 2009.

•	‘Improvements to IFRS’ (issued April 2009) was effective for periods beginning on or after 1 January 2010.
Not adopted by the Group
The Group is currently assessing the impact of the following revised standards and interpretations or amendments that are not yet effective. These changes will be adopted on the effective dates noted and are not expected to have a material impact on the Group’s results of operations, financial position or disclosures:
•	IAS 24 ‘Related Party Disclosures (Revised)’ will be effective for periods beginning on or after 1 January 2011. The changes primarily relate to government-related entities and the definition of a related party.

•	IAS 32 (Amendments) ‘Financial Instruments: Disclosure’ will be effective for periods beginning on or after 1 February 2010. The changes primarily relate to the classification of rights, options and warrants.

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ is effective for periods beginning on or after 1 July 2010.

•	IFRIC 14 ‘Minimum Funding Requirement (Amendment)’ is effective for periods beginning on or after 1 January 2011.

•	‘Improvements to IFRS’ (issued May 2010) is effective for periods beginning on or after 1 July 2010.
The Group is currently assessing the impact of the following revised standards and interpretations or amendments that are not yet effective. These changes have not yet been endorsed by the EU so will not necessarily be adopted by the effective dates noted:
•	IFRS 9 ‘Financial Instruments’ is effective for periods beginning on or after 1 January 2013 amends the classification and measurement for financial assets.

80   Unilever Annual Report and Accounts 2010

Financial statements

2 Segment information
Our operating and reportable segments are the three operating regions of Asia, Africa and Central & Eastern Europe (Asia Africa CEE) The Americas and Western Europe. Additional information is provided by product area; our products are sold across all operating regions.
The analysis of turnover by geographical area is stated on the basis of origin. Inter-segment sales are carried out at arm’s length. Inter-segment sales were not material. Other non-cash charges include charges to the income statement during the year in respect of the share-based compensation, impairment and provisions. Segment results are presented on the basis of operating profit.

	€ million		€ million	€ million	€ million
	Asia Africa		The	Western
	CEE		Americas	Europe	Total

2010
Turnover	17,685		14,562	12,015	44,262

Operating profit	2,253		2,169	1,917	6,339
Restructuring, disposals, impairments and other one-off items (RDIs)(a)	(108)		(159)	(14)	(281)

Operating profit before RDIs	2,361		2,328	1,931	6,620

Share of net profit/(loss) of joint ventures	(1)		69	52	120
Share of net profit/(loss) of associates	–		–	(9)	(9)

Depreciation and amortisation	(323)		(292)	(378)	(993)
Impairment and other non-cash charges	(48)		(188)	(290)	(526)

2009
Turnover	14,897		12,850	12,076	39,823

Operating profit	1,927		1,843	1,250	5,020
Restructuring, disposals, impairments and other one-off items (RDIs)(a)	(147)		(231)	(490)	(868)

Operating profit before RDIs	2,074		2,074	1,740	5,888

Share of net profit/(loss) of joint ventures	–		62	49	111
Share of net profit/(loss) of associates	–		–	4	4

Depreciation and amortisation	(301)		(311)	(407)	(1,019)
Impairment and other non-cash charges	(111)		(196)	(194)	(501)

2008
Turnover	14,471		13,199	12,853	40,523

Operating profit	1,701		2,945	2,521	7,167
Restructuring, disposals, impairments and other one-off items (RDIs)(a)	6		907	356	1,269

Operating profit before RDIs	1,695		2,038	2,165	5,898

Share of net profit/(loss) of joint ventures	2		63	60	125
Share of net profit/(loss) of associates	–		–	6	6

Depreciation and amortisation	(247)		(283)	(426)	(956)
Impairment and other non-cash charges	(27	)(b)	(236)	(293)	(556)

(a)	Restructuring, disposals, impairments and other one-off items. See note 3 on page 83 for further information.

(b)	Including the reversal of provisions following sale of edible oil business in Côte d’Ivoire (see note 26 on page 118).

Unilever Annual Report and Accounts 2010   81

Financial statements

Notes to the consolidated financial statements Unilever Group
2 Segment information (continued)
The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets (other than other non-current financial assets, deferred tax assets and pension assets for funded schemes in surplus) for these two countries combined, the USA and Brazil (being the two largest countries outside the home countries) and all other countries are:

	€ million	€ million	€ million	€ million	€ million
	Netherlands/
	United			All other
2010	Kingdom	USA	Brazil	countries	Total

Turnover	3,490	6,725	3,502	30,545	44,262
Non-current assets	2,602	5,960	2,681	15,412	26,655

2009

Turnover	3,384	6,332	2,796	27,311	39,823
Non-current assets	2,434	5,498	2,412	13,879	24,223

2008

Turnover	3,543	6,606	2,746	27,628	40,523

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.
Additional information by product area
Although the Group’s operations are managed on a geographical basis, we provide additional information based on brands grouped into four principal areas, as set out below.
Savoury, Dressings and Spreads – including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads, and cooking products such as liquid margarines.
Ice Cream and Beverages – including sales of ice cream, tea-based beverages, weight management products, and nutritionally enhanced staples sold in developing markets.
Personal Care – including sales of skin care and hair care products, deodorants and anti-perspirants, and oral care products.
Home Care – including sales of home care products, such as laundry tablets, powders and liquids, soap bars and a wide range of cleaning products.

	€ million	€ million	€ million	€ million	€ million
	Savoury,	Ice Cream
	Dressings	and	Personal	Home
	and Spreads	Beverages	Care	Care	Total

2010
Turnover	14,164	8,605	13,767	7,726	44,262
Operating profit	2,846	724	2,296	473	6,339
Share of net profit/(loss) of joint ventures	18	92	7	3	120
Share of net profit/(loss) of associates	–	–	–	(9)	(9)

2009
Turnover	13,256	7,753	11,846	6,968	39,823
Operating profit	1,840	731	1,834	615	5,020
Share of net profit/(loss) of joint ventures	14	87	4	6	111
Share of net profit/(loss) of associates	–	–	–	4	4

2008
Turnover	14,232	7,694	11,383	7,214	40,523
Operating profit	3,216	915	1,824	1,212	7,167
Share of net profit/(loss) of joint ventures	15	98	5	7	125
Share of net profit/(loss) of associates	–	–	–	6	6

82   Unilever Annual Report and Accounts 2010

Financial statements

3 Gross profit and operating costs

	€ million	€ million	€ million
	2010	2009	2008

Turnover	44,262	39,823	40,523
Cost of sales	(23,054)	(20,580)	(21,342)

Gross profit	21,208	19,243	19,181
Distribution and selling costs(a)	(11,730)	(9,468)	(9,309)
Administrative expenses	(3,139)	(4,755)	(2,705)

Research and development	(928)	(891)	(927)
Other(b)	(2,211)	(3,864)	(1,778)

Operating profit	6,339	5,020	7,167

(a)	During 2010, the Group reassessed the presentation of certain costs which in prior years have been presented within “Administrative expenses – other”. These are considered to be more appropriately recorded in “Distribution and selling costs” and in 2010 €1,445 million has been reported here, rather than within “Administrative expenses – other” as they would have been in prior years. The comparative information has not been re-presented. There is no impact on gross profit or operating profit in 2010, 2009 or 2008.

(b)	Includes gain on disposals of group companies, amortisation of finite-lived intangible assets and impairment of goodwill and intangible assets. Gains on business disposals were particularly significant in 2008 (see below and note 26 on page 119).
The following items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2010	2009	2008

Restructuring	(589)	(897)	(868)
Business disposals, impairments and other one-off items:
Gain/(loss) on disposals of group companies	468	4	2,190
Impairments	–	–	(53)
(Provision for)/release of Brazilian sales tax	–	25	–
Provision for EU competition investigations	(110)	–	–
Acquisition and integration costs	(50)	–	–

Restructuring costs are incurred as Unilever continues to simplify the organisation, reorganise operations and support functions and redevelop the portfolio. They primarily relate to redundancy and retirement costs. Business disposals generate both costs and revenues which are not reflective of underlying performance. Impairment charges are primarily recognised for goodwill other than where included in restructuring or as part of business disposals. Acquisition and integration costs are one-off expenses incurred in relation to the purchase of businesses.
Other items within operating costs include:

	€ million	€ million	€ million
	2010	2009	2008

Staff costs 4	(5,599)	(5,223)	(5,274)
Raw and packaging materials and goods purchased for resale	(17,636)	(15,267)	(16,489)
Amortisation of finite-lived intangible assets and software	(174)	(168)	(168)
Depreciation of property, plant and equipment	(819)	(851)	(788)
Advertising and promotions	(6,064)	(5,302)	(5,055)
Exchange gains/(losses):	7	(33)	108

On underlying transactions	(36)	(19)	77
On covering forward contracts	43	(14)	31

Lease rentals:	(465)	(472)	(487)

Minimum operating lease payments	(465)	(475)	(495)
Contingent operating lease payments	(4)	(3)	–
Less: Sub-lease income relating to operating lease agreements	4	6	8

Unilever Annual Report and Accounts 2010   83

Financial statements

Notes to the consolidated financial statements Unilever Group
4 Staff and management costs

	€ million	€ million	€ million
Staff costs	2010	2009	2008

Remuneration of employees	(4,572)	(4,162)	(4,193)
Pensions and other post-employment benefits	(276)	(256)	(329)
Social security costs	(607)	(610)	(627)
Share-based compensation costs	(144)	(195)	(125)

	(5,599)	(5,223)	(5,274)

	‘000	‘000	‘000

Average number of employees during the year	2010	2009	2008

Asia, Africa and Central & Eastern Europe	96	98	100
The Americas	40	41	42
Western Europe	29	29	32

	165	168	174

	€ million	€ million	€ million
Key management compensation	2010	2009	2008

Salaries and short-term employee benefits	(17)	(13)	(16)
Non-Executive Directors’ fees	(2)	(2)	(2)
Post-employment benefits	(2)	(2)	(5)
Share-based benefits	(10)	(7)	(7)

	(31)	(24)	(30)

Of which:
Executive Directors	(7)	(7)	(16)
Non-Executive Directors	(2)	(2)	(2)
Other	(22)	(15)	(12)

	(31)	(24)	(30)

Key management personnel are defined as the members of UEx and the Non-Executive Directors.
Details of the remuneration of Directors are given in the parts noted as audited in the Directors’ Remuneration Report on pages 61 to 67.
5 Net finance costs

	€ million	€ million	€ million
Finance costs	2010	2009	2008

Finance costs	(491)	(504)	(506)

Bank loans and overdrafts	(38)	(47)	(73)
Bonds and other loans	(441)	(429)	(429)
Dividends paid on preference shares	(6)	(7)	(7)
Net gain/(loss) on derivatives for which hedge accounting is not applied(a)	(6)	(21)	3

On foreign exchange derivatives	(601)	(168)	(221)
Exchange difference on underlying items	595	147	224

Finance income	77	75	106
Pensions and similar obligations(b)	20	(164)	143

	(394)	(593)	(257)

(a)	For further details of derivatives for which hedge accounting is not applied please refer to note 15 on page 101.

(b)	Net finance costs in respect of pensions and similar obligations are analysed in note 19 on page 110.

84   Unilever Annual Report and Accounts 2010

Financial statements

6 Taxation

	€ million	€ million	€ million
Tax charge in income statement	2010	2009	2008

Current tax
Current year	(1,479)	(1,263)	(1,650)
Over/(under) provided in prior years(a)	88	151	80

	(1,391)	(1,112)	(1,570)

Deferred tax
Origination and reversal of temporary differences	(237)	(276)	(271)
Changes in tax rates	(2)	3	(3)
Recognition of previously unrecognised losses brought forward	96	128	–

	(143)	(145)	(274)

	(1,534)	(1,257)	(1,844)

(a)	Provisions have been released following the favourable settlement of prior year tax audits in a number of countries, none of which is individually material.
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

	%	%	%
Reconciliation of effective tax rate	2010	2009	2008

Computed rate of tax(b)	28	29	30
Differences due to:
Incentive tax credits	(5)	(6)	(5)
Withholding tax on dividends	2	2	2
Adjustments to previous years	(3)	(3)	(2)
Expenses not deductible for tax purposes	1	1	1
Other	3	3	–

Effective tax rate	26	26	26

(b)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason the rate may vary from year to year according to the mix of profit and related tax rates.

Unilever Annual Report and Accounts 2010   85

Financial statements

Notes to the consolidated financial statements Unilever Group
7 Combined earnings per share

	€	€	€
Combined earnings per share	2010	2009	2008

Basic earnings per share	1.51	1.21	1.79
Diluted earnings per share	1.46	1.17	1.73

Basis of calculation
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary share capital of NV and PLC in issue during the year, after deducting shares held as treasury stock.
The calculations of diluted earnings per share are based on: (i) conversion into PLC ordinary shares of those shares in a group company which are convertible in the year 2038, as described in Corporate governance on page 50; and (ii) the effect of share-based compensation plans, details of which are set out in note 29 on pages 121 to 122.

	Millions of share units
Calculation of average number of share units	2010	2009	2008

Average number of shares: NV	1,714.7	1,714.7	1,714.7
PLC	1,310.2	1,310.2	1,310.2
Less shares held by employee share trusts and companies	(212.6)	(228.6)	(215.3)

Combined average number of share units for all bases except diluted earnings per share	2,812.3	2,796.3	2,809.6
Add shares issuable in 2038	70.9	70.9	70.9
Add dilutive effect of share-based compensation plans	21.9	22.8	25.4

Adjusted combined average number of share units for diluted earnings per share basis	2,905.1	2,890.0	2,905.9

	€ million	€ million	€ million
Calculation of earnings	2010	2009	2008

For earnings per share from total operations:
Net profit from total operations	4,598	3,659	5,285
Non-controlling interest in total operations	(354)	(289)	(258)

Net profit attributable to ordinary capital for total operations	4,244	3,370	5,027

The numbers of shares included in the calculation of earnings per share is an average for the period. These numbers are influenced by the share buy-back programmes that we undertook during 2008. During this period the following movements in shares took place:

	Millions of share units
	2010	2009	2008

Number of shares at 1 January (net of treasury stock)	2,804.2	2,789.1	2,853.1
Net movements in shares under incentive schemes	5.6	15.1	11.4
Share buy-back	–	–	(75.4)

Number of shares at 31 December	2,809.8	2,804.2	2,789.1

86   Unilever Annual Report and Accounts 2010

Financial statements

8 Dividends on ordinary capital

	€ million	€ million	€ million
Dividends paid on ordinary capital during the year	2010	2009	2008

Final NV dividend for the prior year	–	(786)	(779)
Final PLC dividend for the prior year	–	(570)	(548)
Interim NV dividend for the current year	–	(417)	(397)
Interim PLC dividend for the current year	–	(342)	(328)
NV quarterly dividend announced with Q4 2009 results	(301)	–	–
NV quarterly dividend announced with Q1 2010 results	(323)	–	–
NV quarterly dividend announced with Q2 2010 results	(323)	–	–
NV quarterly dividend announced with Q3 2010 results	(323)	–	–
PLC quarterly dividend announced with Q4 2009 results	(251)	–	–
PLC quarterly dividend announced with Q1 2010 results	(265)	–	–
PLC quarterly dividend announced with Q2 2010 results	(255)	–	–
PLC quarterly dividend announced with Q3 2010 results	(268)	–	–

	(2,309)	(2,115)	(2,052)

Of which:
NV dividends	(1,270)	(1,203)	(1,176)
PLC dividends	(1,039)	(912)	(876)

Full details of dividends per share for the years 2006 to 2010 are given on page 125.
9 Goodwill and intangible assets
Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite-lived have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing spend. Finite-lived intangible assets, which primarily comprise patented and non-patented technology, know-how, and software, are capitalised and amortised in operating profit on a straight-line basis over the period of their expected useful lives, none of which exceeds ten years. The level of amortisation for finite-lived intangible assets is not expected to change materially over the next five years.

	€ million	€ million
At cost less amortisation and impairment	2010	2009

Goodwill	13,178	12,464
Intangible assets:	5,100	4,583

Indefinite-lived intangible assets	4,532	4,050
Finite-lived intangible assets	104	153
Software	464	380

	18,278	17,047

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2010	Goodwill	assets	assets	Software	Total

Cost
1 January 2010	13,408	4,269	611	687	18,975
Acquisitions of group companies	259	256	1	–	516
Disposals of group companies	(222)	(1)	–	–	(223)
Reclassed to held for disposal	(82)	–	–	–	(82)
Additions	–	1	1	180	182
Disposals	(1)	(8)	–	(16)	(25)
Currency retranslation	823	250	31	48	1,152

31 December 2010	14,185	4,767	644	899	20,495

Amortisation and impairment
1 January 2010	(944)	(219)	(458)	(307)	(1,928)
Disposal of group companies	–	–	–	–	–
Amortisation for the year	–	–	(58)	(116)	(174)
Disposals	–	–	–	6	6
Currency retranslation	(63)	(16)	(24)	(18)	(121)

31 December 2010	(1,007)	(235)	(540)	(435)	(2,217)

Net book value 31 December 2010	13,178	4,532	104	464	18,278

Unilever Annual Report and Accounts 2010   87

Financial statements

Notes to the consolidated financial statements Unilever Group
9 Goodwill and intangible assets (continued)

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2009	Goodwill	assets	assets	Software	Total

Cost
1 January 2009	12,617	4,107	598	580	17,902
Acquisitions of group companies	350	105	1	–	456
Disposals of group companies	–	(1)	–	–	(1)
Additions	–	1	–	149	150
Disposals	–	–	–	(72)	(72)
Currency retranslation	441	57	12	30	540

31 December 2009	13,408	4,269	611	687	18,975

Amortisation and impairment
1 January 2009	(952)	(221)	(392)	(246)	(1,811)
Disposal of group companies	–	–	–	–	–
Amortisation for the year	–	–	(58)	(110)	(168)
Disposals	–	–	–	62	62
Currency retranslation	8	2	(8)	(13)	(11)

31 December 2009	(944)	(219)	(458)	(307)	(1,928)

Net book value 31 December 2009	12,464	4,050	153	380	17,047

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units (CGUs).
Impairments charge in the year
There were no material impairments in either 2010 or 2009.
Significant CGUs
The goodwill and indefinite-lived intangible assets (predominantly Knorr and Hellmann’s) held in the regional Savoury, Dressings and Spreads CGUs are considered significant in comparison to the total carrying amounts of goodwill and indefinite-lived intangible assets at 31 December 2010. No other CGUs are considered significant in this respect.
The goodwill and indefinite-lived intangible assets held in the regional Savoury and Dressings CGUs are:

	€ billion	€ billion	€ billion	€ billion
	2010	2010	2009	2009
		Indefinite-		Indefinite-
		lived		lived
	Goodwill	intangibles	Goodwill	intangibles

Western Europe	5.2	1.4	5.2	1.3
The Americas	4.2	1.5	3.9	1.3
Asia Africa CEE	1.8	0.6	1.9	0.6

During 2010, we conducted an impairment review of the carrying value of these assets. Value in use in the regional Savoury, Dressings and Spreads CGUs has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 10% was used.
The following key assumptions were used in the discounted cash flow projections for the regional Savoury, Dressings and Spreads CGUs:
•	a longer-term sustainable growth rate of 2% to 3% for Western Europe, 3% to 5% for The Americas and 8% to 9% for Asia Africa CEE;

•	average near-term nominal growth rates for the major product groups within the CGUs of 2% Western Europe, 4% The Americas, 10% for Asia Africa CEE; and

•	average operating margins for the major product groups within the CGUs ranging from 18% to 21% Western Europe, 17% to 23% The Americas and 10% to 14% Asia Africa CEE.
The growth rates and margins used to estimate future performance are based on past performance and our experience of growth rates and margins achievable in our key markets. We believe that the assumptions used in estimating the future performance of the regional Savoury, Spreads and Dressings CGUs are consistent with past performance.
The projections covered a period of ten years as we believe this to be a suitable timescale over which to review and consider annual performance before applying a fixed terminal value multiple to the final year cash flows of the detailed projection. Stopping the detailed projections after five years and applying a terminal value multiple thereafter would not result in a value in use that would cause impairment.
The growth rates used to estimate future performance beyond the periods covered by our annual planning and strategic planning processes do not exceed the long-term average rates of growth for similar products.
We have performed sensitivity analyses around the base case assumptions and have concluded that no reasonable possible changes in key assumptions would cause the recoverable amount of the regional Savoury, Spreads and Dressings CGUs to be less than the carrying amount.

88   Unilever Annual Report and Accounts 2010

Financial statements

10 Property, plant and equipment

	€ million	€ million
At cost less depreciation and impairment	2010	2009

Land and buildings	2,373	2,148
Plant and equipment	5,481	4,496

	7,854	6,644

Includes freehold land	211	160

Commitments for capital expenditure at 31 December	409	291

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2010	buildings	equipment	Total

Gross
1 January 2010	3,237	10,408	13,645
Acquisition of group companies	46	28	74
Disposals of group companies	(18)	(142)	(160)
Additions	215	1,486	1,701
Disposals	(65)	(496)	(561)
Currency retranslation	224	671	895
Reclassification as held for sale	(40)	(105)	(145)
Other adjustments	(17)	(14)	(31)

31 December 2010	3,582	11,836	15,418

Depreciation
1 January 2010	(1,089)	(5,912)	(7,001)
Disposals of group companies	7	85	92
Depreciation charge for the year	(119)	(700)	(819)
Disposals	51	436	487
Currency Retranslation	(65)	(358)	(423)
Reclassification as held for sale	14	56	70
Other adjustments	(8)	38	30

31 December 2010	(1,209)	(6,355)	(7,564)

Net book value 31 December 2010	2,373	5,481	7,854

Includes payments on account and assets in course of construction	153	997	1,150

Unilever Annual Report and Accounts 2010   89

Financial statements

Notes to the consolidated financial statements Unilever Group
10 Property, plant and equipment (continued)

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2009	buildings	equipment	Total

Gross
1 January 2009	2,840	9,519	12,359
Acquisition of group companies	21	5	26
Disposals of group companies	(11)	(3)	(14)
Additions	315	1,047	1,362
Disposals	(36)	(513)	(549)
Currency retranslation	114	406	520
Reclassification as held for sale	(9)	(17)	(26)
Other adjustments	3	(36)	(33)

31 December 2009	3,237	10,408	13,645

Depreciation
1 January 2009	(981)	(5,421)	(6,402)
Disposals of group companies	8	2	10
Depreciation charge for the year	(103)	(748)	(851)
Disposals	15	431	446
Currency retranslation	(34)	(203)	(237)
Reclassification as held for sale	3	6	9
Other adjustments	3	21	24

31 December 2009	(1,089)	(5,912)	(7,001)

Net book value 31 December 2009	2,148	4,496	6,644

Includes payments on account and assets in course of construction	203	709	912

Included in the above is property, plant and equipment under a number of finance lease agreements, for which the book values are as follows:

	€ million	€ million	€ million
		Plant and
Net book value	Buildings	equipment	Total

Gross book value	197	205	402
Depreciation	(36)	(160)	(196)

31 December 2010	161	45	206

Gross book value	189	207	396
Depreciation	(24)	(150)	(174)

31 December 2009	165	57	222

90   Unilever Annual Report and Accounts 2010

Financial statements

11 Other non-current assets

	€ million	€ million
	2010	2009

Interest in net assets of joint ventures	44	60
Interest in net assets of associates	45	42
Other non-current financial assets(a):	511	485

Loans and receivables	2	2
Available-for-sale financial assets(b)(c)	406	436
Financial assets at fair value through profit or loss(c)	103	47

Long-term trade and other receivables(d)	154	212
Fair value of biological assets	34	32
Other non-financial assets	246	186

	1,034	1,017

(a)	Predominantly consist of investments in a number of companies and financial institutions in India, Europe and the US, including €128 million (2009: €129 million) of assets in a trust to fund benefit obligations in the US (see also note 19 on page 110).

(b)	Includes unlisted preferred shares arising in connection with US laundry disposal.

(c)	Methods of valuation techniques used to determine fair values are given in note 15 on page 102.

(d)	Classified as loans and receivables.

	€ million	€ million
Movements during 2010 and 2009	2010	2009

Joint ventures(e)
1 January	60	73
Additions	3	–
Dividends received/reductions	(148)	(145)
Share in net profit	120	111
Currency retranslation	9	21

31 December	44	60

Associates(f)
1 January	42	67
Acquisitions/(disposals)	18	–
Dividends received/reductions	(6)	(32)
Share in net profit	(9)	4
Currency retranslation	–	3

31 December	45	42

(e)	Our principal joint ventures are Unilever Jerónimo Martins in Portugal, Pepsi Lipton International and the Pepsi/Lipton Partnership in the US.

(f)	Associates as at 31 December 2010 primarily comprise our investments in Langholm Capital Partners and Physic Ventures. Other Unilever Ventures assets are included under ‘Other non-current financial assets’ above.

	€ million	€ million
Analysis of listed and unlisted investments	2010	2009

Investments listed on a recognised stock exchange	50	60
Unlisted investments	461	425

	511	485

	€ million	€ million	€ million
Other income from non-current investments	2010	2009	2008

Income from other non-current investments	76	47	19
Profit/(loss) on disposal(g)	–	327	69

	76	374	88

(g)	For 2008 includes disposal of Palmci plantations. For 2009 includes €327 million profit from the disposal of the majority of our equity interest in JohnsonDiversey.
The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.
The Group has no outstanding capital commitments to joint ventures.
Outstanding balances with joint ventures and associates are shown in note 30 on page 122.

Unilever Annual Report and Accounts 2010   91

Financial statements

Notes to the consolidated financial statements Unilever Group
12 Inventories

	€ million	€ million
Inventories	2010	2009

Raw materials and consumables	1,554	1,298
Finished goods and goods for resale	2,755	2,280

	4,309	3,578

Inventories with a value of €132 million (2009: €91 million) are carried at net realisable value, this being lower than cost. During 2010, €135 million (2009: €200 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2010, €42 million (2009: €19 million) was utilised or released to the income statement from inventory provisions taken in earlier years.
In 2010, inventories with a carrying amount of €3 million were pledged as security for certain of the Group’s borrowings (2009: €10 million).
13 Trade and other receivables

	€ million	€ million
Trade and other receivables	2010	2009

Due within one year
Trade receivables	2,541	2,314
Prepayments and accrued income	622	472
Other receivables	972	643

	4,135	3,429

Credit terms for customers are determined in individual territories. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Other receivables comprise loans and receivables of €286 million (2009: €221 million) and other non-financial assets of €686 million (2009: €422 million). We do not consider the fair values of trade and other receivables to be significantly different from their carrying values. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue.

	€ million	€ million
Ageing of trade receivables	2010	2009

Total trade receivables	2,658	2,443
Less impairment provision for trade receivables	(117)	(129)

	2,541	2,314

Of which:
Not overdue	2,228	1,768
Past due less than three months	242	443
Past due more than three months but less than six months	56	81
Past due more than six months but less than one year	22	57
Past due more than one year	110	94
Impairment provision for trade receivables	(117)	(129)

	2,541	2,314

	€ million	€ million
Impairment provision for trade and other receivables – current and non-current impairments	2010	2009

1 January	157	165
Charged to current year income statement	24	27
Reductions/releases	(35)	(40)
Currency retranslation	10	5

31 December	156	157

Other classes of assets in trade and other receivables do not include any impaired assets.

92   Unilever Annual Report and Accounts 2010

Financial statements

14 Financial assets and liabilities

	€ million	€ million
Summary of financial assets and liabilities(a)	2010	2009

Financial liabilities as per balance sheet	(9,534)	(9,971)

Financial liabilities due within one year	(2,276)	(2,279)
Financial liabilities due after one year	(7,258)	(7,692)

Cash and cash equivalents as per balance sheet	2,316	2,642

Cash and cash equivalents as per cash flow statement	1,966	2,397
Add bank overdrafts deducted therein	350	245

Other financial assets	550	972

Net financial assets and liabilities	(6,668)	(6,357)

(a)	Excluding trade and other payables/receivables.

	€ million	€ million
Cash and cash equivalents and other financial assets	2010	2009

Cash and cash equivalents
Cash at bank and in hand	732	744
Short-term deposits with maturity of less than three months	888	748
Other cash equivalents(b)	696	1,150

	2,316	2,642

Other financial assets(c)
Loans and receivables	3	–
Available-for-sale financial assets(e)(f)	127	613
Financial assets at fair value through profit or loss(d)(e)(f)	420	359

	550	972

Of which:
Listed	40	94
Unlisted	510	878

	550	972

(b)	Other cash equivalents are wholly comprised of available-for-sale financial assets and include investments in money market funds of €603 million (2009: €1,096 million) for which the risk of changes in value is insignificant.

(c)	Other financial assets include government securities, A-minus or higher rated money and capital market instruments and derivatives.

(d)	Financial assets at fair value through profit or loss include derivatives amounting to €403 million (2009: €271 million). The fair value of derivatives is determined by calculating the discounted value of the related future cash flows. Discounting of the cash flows is done based on the relevant yield curves and exchange rates as per the end of the year.

(e)	Methods of valuation technique used to determine fair value are given in note 15 on page 102.

(f)	Includes €4 million (2009: €70 million) fair value through profit or loss and €nil (2009: €393 million) available-for-sale, both relating to an employee savings programme.

Unilever Annual Report and Accounts 2010   93

Financial statements

Notes to the consolidated financial statements Unilever Group
14 Financial assets and liabilities (continued)

	€ million	€ million
Financial liabilities	2010	2009

Preference shares	90	124
Bank loans and overdrafts	1,678	1,415
Bonds and other loans
At amortised cost	4,924	5,805
Subject to fair value hedge accounting	2,331	2,308
Finance lease creditors 25	208	212
Derivatives	303	107

	9,534	9,971

All the preference shares and the bank loans and overdrafts are valued at amortised cost.

	€ million	€ million
Financial liabilities – additional details	2010	2009

The repayments fall due as follows
Within one year:
Bank loans and overdrafts	1,164	450
Bonds and other loans	814	1,713
Finance lease creditors	19	22
Derivatives	279	94

Total due within one year	2,276	2,279

After one year but within two years	1,469	834
After two years but within three years	1,188	1,328
After three years but within four years	988	1,159
After four years but within five years	1,054	929
After five years	2,559	3,442

Total due after more than one year	7,258	7,692

Secured financial liabilities	93	83

Of which secured against property, plant and equipment	90	76

		€ million			€ million	€ million	€ million
					Issued,
	Number		Nominal	Number	called up
	of shares		value	of shares	and fully	Statutory
Preference shares	authorised	Authorised	per share	issued	paid	Reserve	Total

Preference shares NV as at 31 December 2010
7% Cumulative Preference	75,000	32	€428.57	29,000	12	1	13
6% Cumulative Preference(g)	200,000	86	€428.57	161,060	69	4	73
Share premium					4	–	4

		118			85	5	90

Preference shares NV as at 31 December 2009
7% Cumulative Preference	75,000	32	€428.57	29,000	12	1	13
6% Cumulative Preference(g)	200,000	86	€428.57	161,060	69	4	73
4% Cumulative Preference(h)	750,000	32	€42.86	750,000	32	2	34
Share premium					4		4

		150			117	7	124

(g)	The 6% cumulative preference shares are traded in the market in units of one tenth of their nominal value. The 6% and 7% cumulative preference shares of NV are entitled to dividends at the rates indicated.

(h)	The 4% cumulative preference shares were redeemed on 9 August 2010 against repayment of the face value.

94   Unilever Annual Report and Accounts 2010

Financial statements

14 Financial assets and liabilities (continued)
Additional details
Details of specific bonds and other loans are given below:

	€ million	€ million		€ million	€ million
	Amortised	Fair		Amortised	Fair
	cost	value		cost	value
	2010	2010	(i)	2009	2009	(i)

Unilever N.V.

3.625% notes 2011 (Swiss francs)	320	–		271	–
3.125% notes 2012 (Swiss francs)	200	–		169	–
4.625% Bonds 2012 (€)(j)	–	759		–	749
4.875% Bonds 2013 (€)	–	806		–	811
3.125% Bonds 2013 (US $)	336	–		313	–
3.500% notes 2015 (Swiss francs)	279	–		236	–
3.375% Bonds 2015 (€)(j)	–	766		–	748
Other	33	–		33	–

Total Unilever N.V.	1,168	2,331		1,022	2,308

Unilever PLC

4.000% Bonds 2014 (£)	403	–		391	–
4.750% Bonds 2017 (£)	461	–		447	–

Total Unilever PLC	864	–		838	–

Other group companies

At amortised cost:

Netherlands
Commercial paper (€)	203	–		–	–
Other(k)	39	–		440	–

United States
7.125% Bonds 2010 (US $)	–	–		1,219	–
3.650% Notes 2014 (US $)	559	–		521	–
7.000% Bonds 2017 (US $)	109	–		102	–
4.800% Notes 2019 (US $)	559	–		521	–
7.250% Bonds 2026 (US $)	215	–		200	–
6.625% Bonds 2028 (US $)	165	–		153	–
5.900% Bonds 2032 (US $)	735	–		686	–
5.600% Bonds 2097 (US $)	68	–		64	–
Commercial paper (US $)	224	–		10	–
Other	11	–		10	–

South Africa
Commercial paper (South African rand)	–	–		14	–

Other countries	5	–		5	–

Total other group companies	2,892	–		3,945	–

Total bonds and other loans	4,924	2,331		5,805	2,308

(i)	As required by fair value hedge accounting, the fair value of the bonds and other loans is based on their amortised cost adjusted for the fair value effect of the risk being hedged.

(j)	Reclassifications: During 2009 Unilever started fair value hedge accounting for the 4.625% Euro bonds and the 3.375% Euro bonds.

(k)	2009 included €427 million financial liabilities repaid during 2010 in relation to the closure of an employee savings programme. For related assets see page 93.

Unilever Annual Report and Accounts 2010   95

Financial statements

Notes to the consolidated financial statements Unilever Group
14 Financial assets and liabilities (continued)
Interest rate profile and currency analysis of financial assets
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on pages 98 to 104.
The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Assets – 2010
Euro	66	3.1%	0.3 years	9,469	1.1%	9,535	(l)
Sterling	–			24	0.8%	24
US dollar	–			47	0.3%	47
Indian rupee	–			628	9.6%	628
Brazilian real	–			67	10.7%	67
Other	–			648	4.2%	648

	66			10,883		10,949
Euro leg of currency derivatives mainly relating to intra-group loans(l)						(8,083)

Total						2,866	(m)

Assets – 2009
Euro	351	2.3%	0.2 years	7,802	0.9%	8,153	(l)
Sterling	–			36	0.8%	36
US dollar	–			71	0.4%	71
Indian rupee	–			472	6.6%	472
Brazilian real	–			36	8.7%	36
Other	–			735	5.2%	735

	351			9,152		9,503
Euro leg of currency derivatives mainly relating to intra-group loans(l)						(5,889)

Total						3,614	(m)

(l)	Includes the euro leg of the currency derivatives relating to intra-group loans, amounting to €8,083 million (2009: €5,889 million). These derivatives create a euro interest rate exposure. However, to reconcile the total assets with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown on page 97 as part of the interest rate profile of financial liabilities.

(m)	Includes fair value of financial liability-related derivatives amounting to €403 million (2009: €271 million).

96   Unilever Annual Report and Accounts 2010

Financial statements

14 Financial assets and liabilities (continued)
Interest rate profile and currency analysis of financial liabilities
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on pages 98 to 104. The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Liabilities – 2010
Euro(n)	90	6.1%	5.0 years	4,770	1.2%	4,860
Sterling	1,014	4.8%	7.3 years	2,816	1.0%	3,830
US dollar	2,838	5.3%	13.1 years	2,704	0.5%	5,542
Swiss francs	773	3.5%	2.1 years	(145)	0.2%	628
Japanese yen	–			551	1.2%	551
Swedish krona	–			415	2.5%	415
Russian rouble	–			262	5.2%	262
Chinese yuan	–			200	6.4%	200
Thai baht	58	4.0%	0.9 years	148	2.0%	206
Australian dollar	–			138	5.1%	138
Other	239	8.7%	2.5 years	746	6.2%	985

	5,012			12,605		17,617
Foreign currency leg of currency derivatives relating to intra-group loans(o)						(8,083)

Total						9,534	(p)

Liabilities – 2009
Euro(n)	124	5.6%	5.0 years	4,274	1.0%	4,398
Sterling	1,428	3.8%	5.7 years	1,436	0.9%	2,864
US dollar	4,391	5.1%	8.8 years	1,368	0.5%	5,759
Swiss francs	678	3.6%	3.1 years	(106)	0.4%	572
Japanese yen	–			451	0.3%	451
Swedish krona	–			352	1.0%	352
Russian rouble	–			190	10.8%	190
Chinese yuan	–			186	2.3%	186
Thai baht	52	4.0%	1.9 years	124	1.3%	176
Australian dollar	2	5.3%	10.0 years	164	4.8%	166
Other	108	10.4%	3.4 years	638	5.6%	746

	6,783			9,077		15,860
Foreign currency leg of currency derivatives relating to intra-group loans(o)						(5,889)

Total						9,971	(p)

(n)	Euro financial liabilities include €90 million (2009: €124 million) preference shares that provide for a fixed preference dividend.

(o)	Includes the foreign currency leg of the currency derivatives relating to our intra-group loans, amounting to €8,083 million
(2009: €5,889 million). These derivatives create an interest rate exposure in mainly sterling and US dollars. However to reconcile the total liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown on page 96 as part of the interest rate profile of financial assets.

(p)	Includes finance lease creditors amounting to €208 million (2009: €212 million) and fair value of financial liability-related derivatives amounting to €303 million (2009: €107 million).
Interest rate
The average interest rate on short-term borrowings in 2010 was 2.4% (2009: 2.3%).

Unilever Annual Report and Accounts 2010   97

Financial statements

Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management
Uncertainty and volatility in the financial markets: impact on Treasury
To cope with the continuing uncertainty in the financial markets, we maintained a cautious funding strategy.
Liquidity management:
•	We have run a cash balance during most of 2010, resulting from a strong cash delivery of the business, proceeds from bond issuances in 2009 and disposal proceeds;

•	We have invested this cash conservatively with safe counterparties at short maturities up to six months.
Counterparty exposures:
We regularly reviewed and tightened counterparty limits. Banking exposures were actively monitored on a daily basis. Unilever benefits from collateral agreements with our principal banks (see also page 100) based on which banks need to deposit securities and/or cash as collateral for their obligations in respect of derivative financial instruments.
Bank facility renewal:
Our bank facilities are renewed annually. On 31 December 2010 we had US $6,050 million of undrawn committed facilities. For further details, see ‘Liquidity risk’ section below.
Treasury risk management
Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, liquidity and counterparty risks.
Currency risks
Because of Unilever’s broad operational reach, it is subject to risks from changes in foreign currency values that could affect earnings. As a practical matter, it is not feasible to fully hedge these fluctuations. In order to manage currency exposures, operating companies are required to manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. Regional groups monitor compliance with this requirement. At the end of 2010, there was no material exposure from companies holding assets and liabilities other than in their functional currency.
In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the underlying net assets of its foreign subsidiaries. Unilever aims to minimise its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that in the view of management have a substantial re-translation risk, Unilever may decide on a case-by-case basis, taking into account amongst other factors the impact on the income statement, to hedge such net investments. This is achieved through the use of forward foreign exchange contracts on which hedge accounting is applied. Nevertheless, from time to time, currency revaluations on unhedged investments will trigger exchange translation movements in the balance sheet.
Interest rate risks
Unilever has an interest rate management approach aimed at achieving an optimal balance between fixed and floating rate interest rate exposures on expected net debt (gross borrowings minus cash and cash equivalents) for the next five years. The objective of this approach is to minimise annual interest costs and to reduce volatility. This is achieved by issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.
At the end of 2010, interest rates were fixed on approximately 66% of the projected net of cash and financial liability positions for 2011 and 63% for 2012 (compared with 95% for 2010 and 75% for 2011 at the end of 2009).
Liquidity risk
A material and sustained shortfall in our cash flow could undermine our credit rating and overall investor confidence and could restrict the Group’s ability to raise funds.
Operational cash flow provides the funds to service the financing of financial liabilities and enhance shareholder return. Unilever manages the liquidity requirements by the use of short-term and long-term cash flow forecasts. Unilever maintains access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. During 2010 we did not utilise the committed facilities.
Unilever had US $6,050 million of undrawn committed facilities on 31 December 2010 as follows:
•	revolving 364-day bilateral credit facilities of in aggregate US $5,495 million (2009: US $5,285 million) out of which US $5,495 million (2009: US $5,285 million) with a 364-day term out; and

•	364-day bilateral money market commitments of in aggregate US $555 million (2009: US $765 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.
As part of the regular annual process these facilities are to be renewed in 2011.

98   Unilever Annual Report and Accounts 2010

Financial statements

15 Financial instruments and treasury risk management (continued)
The following table shows Unilever’s contractually agreed (undiscounted) cash flows payable under financial liabilities and derivative assets and liabilities as at the balance sheet date:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
								carrying
		Due	Due	Due	Due			amount as
	Due	between	between	between	between	Due		shown in
	within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet

2010
Non-derivative financial liabilities:
Financial liabilities excluding related derivatives and finance lease liabilities	(1,983)	(1,436)	(1,113)	(979)	(1,031)	(2,466)	(9,008)	(9,023)
Interest on financial liabilities	(344)	(313)	(259)	(211)	(174)	(1,606)	(2,907)
Finance lease creditors including related finance cost	(31)	(25)	(24)	(23)	(22)	(232)	(357)	(208)
Trade payables and other liabilities excluding social security and sundry taxes(a)	(9,824)	(295)	–	–	–	–	(10,119)	(10,119)
Issued financial guarantees	(69)	–	–	–	–	–	(69)

	(12,251)	(2,069)	(1,396)	(1,213)	(1,227)	(4,304)	(22,460)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts	52	60	239	73	27	36	487
Derivative contracts – payments	(62)	(81)	(256)	(75)	(27)	(34)	(535)
Foreign exchange derivatives:
Derivative contracts – receipts	11,477	–	–	–	–	–	11,477
Derivative contracts – payments	(11,797)	–	–	–	–	–	(11,797)

	(330)	(21)	(17)	(2)	–	2	(368)	(366)	(b)

31 December	(12,581)	(2,090)	(1,413)	(1,215)	(1,227)	(4,302)	(22,828)

2009
Non-derivative financial liabilities:
Financial liabilities excluding related derivatives and finance lease creditors	(2,167)	(817)	(1,317)	(1,088)	(928)	(3,347)	(9,664)	(9,652)
Interest on financial liabilities	(411)	(315)	(299)	(248)	(201)	(1,669)	(3,143)
Finance lease creditors including related finance cost	(34)	(28)	(22)	(21)	(20)	(244)	(369)	(212)
Trade payables and other liabilities excluding social security and sundry taxes(a)	(8,071)	(248)	–	–	–	–	(8,319)	(8,319)
Issued financial guarantees	(48)	–	–	–	–	–	(48)

	(10,731)	(1,408)	(1,638)	(1,357)	(1,149)	(5,260)	(21,543)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts	66	64	62	23	–	–	215
Derivative contracts – payments	(70)	(68)	(68)	(24)	–	–	(230)
Foreign exchange derivatives:
Derivative contracts – receipts	6,138	6	–	–	–	–	6,144
Derivative contracts – payments	(6,265)	(7)	–	–	–	–	(6,272)

	(131)	(5)	(6)	(1)	–	–	(143)	(143	)(b)

31 December	(10,862)	(1,413)	(1,644)	(1,358)	(1,149)	(5,260)	(21,686)

(a)	See note 16 on page 104.

(b)	Includes financial liability-related derivatives amounting to €(303) million (2009: €(107) million).

Unilever Annual Report and Accounts 2010   99

Financial statements

Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management (continued)
Credit risk on banks and received collateral
Credit risk related to the use of treasury instruments is managed on a group basis. This risk arises from transactions with banks like cash and cash equivalents, deposits and derivative financial instruments. To reduce the credit risk, Unilever has concentrated its main activities with a limited group of banks that have secure credit ratings. Per bank, individual risk limits are set based on its financial position, credit ratings, past experience and other factors. The utilisation of credit limits is regularly monitored. The carrying amount of financial assets best represents the Group’s exposure of credit risk at the reporting date without taking account of any collateral held or other credit enhancements. To reduce the credit exposures, netting agreements are in place with Unilever’s principal banks that allow Unilever, in case of a default, to net assets and liabilities across transactions. To further reduce Unilever’s credit exposures, Unilever has collateral agreements with Unilever’s principal banks based on which they need to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2010 the collateral received by Unilever amounted to €58 million (2009: €208 million), of which €38 million (2009: €14 million) was cash and the fair value of the bond securities amounted to €20 million (2009: €194 million). Although contractually Unilever has the right to sell or re-pledge the collateral, it has no intention to do so. As a consequence, the non-cash collateral has not been recognised as an asset in our balance sheet.
Derivative financial instruments
The Group has an established system of control in place covering all derivative financial instruments; including guidelines, exposure limits, a system of authorities and independent reporting, that is subject to periodic review by internal audit. These instruments are used for hedging purposes. Hedge accounting principles are described in note 1 on page 78. The use of leveraged instruments is not permitted. In the assessment of hedge effectiveness the credit risk element on the underlying hedged item has been excluded. Hedge ineffectiveness is immaterial.
The Group uses the following types of hedges:
•	cash flow hedges used to hedge the risk on future foreign currency cash flows, floating interest rate cash flows, and the price risk on future purchases of raw materials;

•	fair value hedges used to convert the fixed interest rate on financial liabilities into a floating interest rate;

•	net investment hedges used to hedge the investment value of our foreign subsidiaries; and

•	derivatives for which hedge accounting is not applied.
Details of the various types of hedges are given below.
The fair values of forward foreign exchange contracts represent the gain or loss on revaluation of the contracts at the year-end forward exchange rates. The fair values of interest rate derivatives are based on the net present value of the anticipated future cash flows.
Cash flow hedges
The fair values of derivatives hedging the risk on future foreign currency cash flows, floating interest rate cash flows and the price risk on future purchases of raw materials amount to €35 million (2009: €(10) million) of which €59 million relates to commodity contracts (2009: €7 million), €(14) million to foreign exchange contracts (2009: €(19) million) and €(9) million to interest rate derivatives (2009: €2 million). Of the total fair value of €35 million (2009: €(10) million), €45 million is due within one year (2009: €(12) million).
The following table shows the amounts of cash flows that are designated as hedged items in the cash flow hedge relations:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due	Due	Due	Due	Due	Due
	within	between	between	between	between	after
	1 year	1 and 2 years	2 and 3 years	3 and 4 years	4 and 5 years	5 years	Total

2010
Foreign exchange cash inflows	844	–	–	–	–	–	844
Foreign exchange cash outflows	(411)	–	–	–	–	–	(411)
Interest rate cash flows	–	(27)	(37)	(51)	(51)	(88)	(254)
Commodity contracts cash flows	(317)	–	–	–	–	–	(317)

2009
Foreign exchange cash inflows	797	–	–	–	–	–	797
Foreign exchange cash outflows	(304)	–	–	–	–	–	(304)
Interest rate cash flows	–	–	(9)	(9)	(9)	(17)	(44)
Commodity contracts cash flows	(125)	–	–	–	–	–	(125)

Fair value hedges
The fair values of derivatives hedging the fair value interest rate risk on fixed rate debt at 31 December 2010 amounted to €114 million (2009: €92 million) which is included under other financial assets.
Net investment hedges
The following table shows the fair values of derivatives outstanding at year end designated as hedging instruments in hedges of net investments in foreign operations:

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives used as hedges of net investments in foreign entities	2010	2009	2010	2009

Current
Foreign exchange derivatives	125	38	76	100

Of the above-mentioned fair values, an amount of €125 million (2009: €38 million) is included under other financial assets and €(76) million (2009: €(100) million) is included under financial liabilities.

100   Unilever Annual Report and Accounts 2010

Financial statements

15 Financial instruments and treasury risk management (continued)
The impact of exchange rate movements on the fair value of forward exchange contracts used to hedge net investments is recognised in reserves.
Derivatives for which hedge accounting is not applied
This relates to derivatives that hedge a balance sheet item. Both the derivative and hedged item revalue through profit or loss. This also relates to certain commodity derivatives that are entered into for risk management purposes but that cannot be brought under hedge accounting due to the strict requirements in IAS 39, ‘Financial instruments: Recognition and Measurement’.
The following table shows the fair value of derivatives outstanding at year end for which hedge accounting is not applied.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives for which hedge accounting is not applied	2010	2009	2010	2009

Current
Interest rate derivatives	–	1	–	1
Commodity contracts	1	–	–	–
Cross-currency swaps	–	–	6	4
Foreign exchange derivatives	172	267	210	117

	173	268	216	122

Non-current
Interest rate derivatives	–	–	1	1
Cross-currency swaps	–	–	23	13

	–	–	24	14

	173	268	240	136

Of the fair values of derivatives disclosed above, the fair value of financial liability-related derivatives at 31 December 2010 amounted to €(63) million (2009: €132 million) of which €164 million (2009: €139 million) is included under other financial assets and €(227) million (2009: €(7) million) is included under financial liabilities.
Sensitivity to not applying hedge accounting
Derivatives have to be reported at fair value. Those derivatives used for cash flow hedging and net investment hedging for which we do not apply hedge accounting will cause volatility in the income statement. Such derivatives did not have a material impact on the 2010 income statement.
Embedded derivatives
In accordance with IAS 39, Unilever has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet specific requirements set out in the standard; no material embedded derivatives have been identified.
Fair values of financial assets and financial liabilities
The following table summarises the fair values and carrying amounts of the various classes of financial assets and financial liabilities. All trade and other receivables and trade payables and other liabilities have been excluded from the analysis below and from the interest rate and currency profiles in note 14 on pages 96 to 97, as their carrying amounts are a reasonable approximation of their fair value, because of their short-term nature.

	€ million	€ million	€ million	€ million
	Fair	Fair	Carrying	Carrying
	value	value	amount	amount
	2010	2009	2010	2009

Financial assets
Other non-current assets	511	485	511	485
Cash and cash equivalents	2,316	2,642	2,316	2,642
Other financial assets	147	701	147	701
Derivatives related to financial liabilities	403	271	403	271

	3,377	4,099	3,377	4,099

Financial liabilities
Bank loans and overdrafts	(1,678)	(1,419)	(1,678)	(1,415)
Bonds and other loans	(7,775)	(8,569)	(7,255)	(8,113)
Finance lease creditors	(220)	(218)	(208)	(212)
Preference shares	(116)	(118)	(90)	(124)
Derivatives related to financial liabilities	(303)	(107)	(303)	(107)

	(10,092)	(10,431)	(9,534)	(9,971)

Unilever Annual Report and Accounts 2010   101

Financial statements

Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management (continued)
The fair values of the financial assets and liabilities are included at the amount at which the instruments could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents, other financial assets, bank loans and overdrafts have fair values that approximate to their carrying amounts because of their short-term nature.

•	The fair value of unquoted available-for-sale assets is based on recent trades in liquid markets, observable market rates and statistical modelling techniques such as Monte Carlo simulation.

•	The fair values and the carrying amounts of all other listed investments included in financial assets and preference shares included in financial liabilities are based on their market values.

•	The fair values of listed bonds are based on their market value.

•	Non-listed bonds and other loans are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	Fair values for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

•	The Group enters into derivative financial instruments with various counterparties. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and commodity forward contracts. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. In the balance sheet the value of bonds and other loans is shown at amortised cost unless the bonds are part of an effective fair value hedge accounting relationship, in which case the value of the bond is adjusted with the market value of the related derivative.
Fair value hierarchy
IFRS 7, ‘Financial instruments: Disclosures’, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Level 1: quoted prices for identical instruments;

•	Level 2: directly or indirectly observable market inputs other than Level 1 inputs;

•	Level 3: inputs which are not based on observable market data.
As at 31 December 2010, the Group held the following financial instruments measured at fair value in each level described above:

	€ million	€ million	€ million	€ million
				Total fair
				value
	Level 1	Level 2	Level 3	2010

Assets measured at fair value
Other non-current financial assets 11
Available-for-sale financial assets	197	187	22	406
Financial assets at fair value through profit or loss	56	–	47	103
Cash and cash equivalents 14
Available-for-sale financial assets	–	696	–	696
Other financial assets 14
Available-for-sale financial assets	–	127	–	127
Financial assets at fair value through profit or loss	–	17	–	17
Derivatives related to financial liabilities	–	403	–	403
Derivatives used for hedging trading activities (part of Trade and other receivables)	–	94	–	94
Other derivatives (part of Trade and other receivables)	–	–	–	–

Liabilities measured at fair value
Bonds and other loans, subject to fair value hedge accounting 14	–	(2,331)	–	(2,331)
Derivatives related to financial liabilities 14	–	(303)	–	(303)
Derivatives used for hedging trading activities (part of Trade payables and other liabilities)	–	(63)	–	(63)

102   Unilever Annual Report and Accounts 2010

Financial statements

15 Financial instruments and treasury risk management (continued)
As at 31 December 2009, the Group held the following financial instruments measured at fair value in each level described above:

	€ million	€ million	€ million	€ million
				Total fair
				value
	Level 1	Level 2	Level 3	2009

Assets measured at fair value
Other non-current financial assets 11
Available-for-sale financial assets	178	237	21	436
Financial assets at fair value through profit or loss	47	–	–	47
Cash and cash equivalents 14
Available-for-sale financial assets	–	1,150	–	1,150
Other financial assets 14
Available-for-sale financial assets	–	613	–	613
Financial assets at fair value through profit or loss	–	88	–	88
Derivatives related to financial liabilities	–	271	–	271
Derivatives used for hedging trading activities (part of Trade and other receivables)	–	22	–	22
Other derivatives (part of Trade and other receivables)	–	–	25	25

Liabilities measured at fair value
Bonds and other loans, subject to fair value hedge accounting 14	–	(2,308)	–	(2,308)
Derivatives related to financial liabilities 14	–	(107)	–	(107)
Derivatives used for hedging trading activities (part of Trade payables and other liabilities)	–	(36)	–	(36)

During the reporting period ending 31 December 2010, there were no transfers between Level 1 and 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Reconciliation of Level 3 fair value measurements of financial assets is given below:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Assets at				Assets at
	Other	fair value			Other	fair value
	derivative	through	Available		derivative	through	Available
	financial	profit	for sale		financial	profit	for sale
	assets	or loss	assets	Total	assets	or loss	assets	Total
	2010	2010	2010	2010	2009	2009	2009	2009

Opening balances	25	–	21	46	–	–	11	11
Total gains or losses:
In profit or loss	–	22	–	22	–	–	–	–
In other comprehensive income	–	–	1	1	–	–	10	10
Purchases, issuances and settlements	–	–	–	–	25	–	–	25
Transfers in and out of Level 3	(25)	25	–	–	–	–	–	–

Closing balances	–	47	22	69	25	–	21	46

Commodity contracts
The Group uses commodity forward contracts and futures to hedge against price risk in certain commodities. All commodity forward contracts and futures hedge future purchases of raw materials. Settlement of these contracts will be in cash or by physical delivery. Those contracts that will be settled in cash are reported in the balance sheet at fair value and, to the extent that they are considered as an effective hedge under IAS 39, fair value movements are recognised in the cash flow reserve.
Capital management
The Group’s financial strategy provides the financial flexibility to meet strategic and day-to-day needs. The key elements of the financial strategy are:
•	appropriate access to equity and debt markets;

•	sufficient flexibility for acquisitions that we fund out of current cash flows;

•	A+/A1 long-term credit rating;

•	A1/P1 short-term credit rating;

•	sufficient resilience against economic and financial uncertainty; and

•	optimal weighted average cost of capital, given the constraints above.
For the A1/P1 short-term credit rating and for the A+/A1 long-term credit rating, Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.
The capital structure of Unilever is based on management’s judgement of the appropriate balancing of all key elements of its financial strategy in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Unilever will take appropriate steps in order to maintain, or if necessary adjust, the capital structure. Annually the overall funding plan is presented to the Board for approval.
Unilever is not subject to covenants in any of its significant financing agreements.

Unilever Annual Report and Accounts 2010   103

Financial statements

Notes to the consolidated financial statements Unilever Group
15 Financial instruments and treasury risk management (continued)
Income statement sensitivity to changes in foreign exchange rates
The values of debt, investments and related hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The translation risk on the foreign exchange receivables and payables is excluded from this sensitivity analysis as the risk is considered to be immaterial because positions will remain within prescribed limits (see currency risks on page 98).
The remaining unhedged foreign exchange positions at 31 December 2010 amount to €52 million (2009: €2 million). A reasonably possible 10% change in rates would lead to a €5 million movement in the income statement (2009: €0.2 million), based on a linear calculation of our exposure.
Income statement sensitivity to changes in interest rate
Interest rate risks are presented by way of sensitivity analysis. As described on page 98, Unilever has an interest rate management approach aimed at optimising net interest cost and reducing volatility in the income statement. As part of this approach, part of the financial assets and financial liabilities have fixed interest rates and are no longer exposed to changes in the floating rates. The remaining floating part of our financial assets and financial liabilities (see interest rate profile tables on pages 96 for the assets and 97 for the liabilities) is exposed to changes in the floating interest rates.
The analysis below shows the sensitivity of the income statement to a reasonably possible one percentage point increase in floating interest rates on a full-year basis.

	Sensitivity to a reasonably possible
	one percentage point increase in
	floating rates as at 31 December
	€ million	€ million
	2010	2009

Financial assets	109	92
Financial liabilities	(126)	(91)

A reasonably possible one percentage point decrease in floating interest rates on a full-year basis would have the equal but opposite effect.
Net investment hedges: sensitivity relating to changes in foreign exchange rates
To reduce the re-translation risk of Unilever’s investments in foreign subsidiaries, Unilever uses net investment hedges. The fair values of these net investment hedges are subject to exchange rate movements and changes in these fair values are recognised directly in equity and will offset the re-translation impact of the related subsidiary.
At 31 December 2010 the nominal value of these net investment hedges amounted to €4.4 billion (2009: €4.9 billion) mainly consisting of US $/€ contracts. A reasonably possible 10% strengthening of the euro against all other currencies would lead to a fair value movement of €395 million (2009: €486 million). A reasonably possible 10% weakening of the euro against all other currencies would have the equal but opposite effect. The fair value movement would be fully offset by an opposite movement on the re-translation of the book equity of the foreign subsidiary.
Cash flow hedges: sensitivity relating to changes in interest rates and foreign exchange rates
Unilever uses on a limited scale both interest rate and forex cash flow hedges. The fair values of these instruments are subject to changes in interest rates and exchange rates. Because of the limited use of these instruments and the amount of Unilever’s equity, possible changes in interest rates and exchange rates will not lead to fair value movements that will have a material impact on Unilever’s equity.
16 Trade payables and other liabilities

	€ million	€ million
Trade and other payables	2010	2009

Due within one year
Trade payables	6,017	3,982
Accruals	3,318	3,504
Social security and sundry taxes	402	342
Others	489	585

	10,226	8,413

Due after more than one year
Accruals	109	104
Others	186	144

	295	248

Total trade payables and other liabilities	10,521	8,661

The amounts shown above do not include any payables due after more than five years. Trade payables and other liabilities are valued at historic cost, which where appropriate approximates their amortised cost.

104   Unilever Annual Report and Accounts 2010

Financial statements

17 Deferred taxation

	€ million	€ million	€ million	€ million
	As at 1			As at 31
	January	Income		December
Movements in 2010	2010	statement	Equity (a)	2010

Pensions and similar obligations	592	(133)	(19)	440
Provisions	651	10	40	701
Goodwill and intangible assets	(944)	(53)	(125)	(1,122)
Accelerated tax depreciation	(525)	12	(27)	(540)
Tax losses	82	27	8	117
Fair value gains	(24)	–	(1)	(25)
Fair value losses	2	–	11	13
Share-based payments	146	(25)	(1)	120
Other	(6)	19	10	23

	(26)	(143)	(104)	(273)

	€ million	€ million	€ million	€ million
	As at 1			As at 31
	January	Income		December
Movements in 2009	2009	statement	Equity	2009

Pensions and similar obligations	809	(206)	(11)	592
Provisions	612	(46)	85	651
Goodwill and intangible assets	(823)	(61)	(60)	(944)
Accelerated tax depreciation	(555)	49	(19)	(525)
Tax losses	105	61	(84)	82
Fair value gains	(6)	–	(18)	(24)
Fair value losses	40	2	(40)	2
Share-based payments	100	24	22	146
Other	(4)	8	(10)	(6)

	278	(169)	(135)	(26)

(a)	Of the total movement in equity of €(104) million, €(1) million arises as a result of currency re-translation and €(55) million as a result of acquisitions and disposals.
At the balance sheet date, the Group has unused tax losses of €1,515 million and tax credits amounting to €78 million available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €1,109 million and tax credits of €78 million, as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €524 million of state and federal tax losses in the US which expire between now and 2030.
Other deductible temporary differences of €83 million have not been recognised as a deferred tax asset. There is no expiry date for these differences.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,633 million (2009: €1,319 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Unilever Annual Report and Accounts 2010   105

Financial statements

Notes to the consolidated financial statements Unilever Group
17 Deferred taxation (continued)
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities	Total	Total
Deferred tax assets and liabilities	2010	2009	2010	2009	2010	2009

Pensions and similar obligations	556	674	(116)	(82)	440	592
Provisions	537	556	164	95	701	651
Goodwill and intangible assets	(475)	(370)	(647)	(574)	(1,122)	(944)
Accelerated tax depreciation	(238)	(302)	(302)	(223)	(540)	(525)
Tax losses	71	68	46	14	117	82
Fair value gains	(18)	(17)	(7)	(7)	(25)	(24)
Fair value losses	1	3	12	(1)	13	2
Share-based payments	120	104	–	42	120	146
Other	53	22	(30)	(28)	23	(6)

	607	738	(880)	(764)	(273)	(26)

Of which deferred tax to be recovered/(settled) after more than 12 months	296	408	(957)	(741)	(661)	(333)

18 Provisions

	€ million	€ million
Provisions	2010	2009

Due within one year	408	420
Due after one year	886	729

Total provisions	1,294	1,149

	€ million	€ million	€ million	€ million	€ million
			Disputed
			indirect
Movements during 2010	Restructuring	Legal	taxes	Other	Total

1 January 2010	400	36	447	266	1,149
Disposal of group companies	–	(2)	–	(4)	(6)
Income statement:
New charges	185	138	164	69	556
Releases	(73)	(2)	(71)	(28)	(174)
Utilisation	(233)	(6)	(20)	(53)	(312)
Currency translation	13	1	60	7	81

31 December 2010	292	165	580	257	1,294

Restructuring provisions primarily relate to early retirement and redundancy costs, the most significant of which relate to the formation of new multi-country organisations and several factory closures; no projects are individually material. Legal provisions are comprised of many claims, including a €110 million provision regarding potential competition law infringement in the European Union in relation to consumer detergents. Further information is given in note 25 on page 116.
The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements of the provision relate to disputes with the Brazilian authorities. Because of the nature of the disputes, the timing of the utilisation of the provisions and any associated cash outflows is uncertain. The majority of the disputed items attract an interest charge.
No individual item within the other provisions balance is significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved over the next five years.

106   Unilever Annual Report and Accounts 2010

Financial statements

19 Pensions and similar obligations
Description of plans
In many countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded. The Group also operates a number of defined contribution plans, the assets of which are held in external funds.
The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the trustees (or equivalent) and their composition.
Exposure to risks
Pension assets and liabilities (pre-tax) of €15,974 million and €18,044 million respectively are held on the Group’s balance sheet as at 31 December 2010. Movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions, or to reduce pension contributions, in the future. The key assumptions used to value our pension liabilities are set out below and on pages 108 and 109.
Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and hedge funds. The aim is to provide a high quality, well-diversified, risk-controlled vehicle.
Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (which cover approximately 95% of total pension liabilities) and the plans providing other post-employment benefits, and in addition the expected long-term rates of return on assets, weighted by asset value.

	31 December 2010		31 December 2009		31 December 2008		31 December 2007
		Other		Other		Other		Other
	Principal	post-	Principal	post-	Principal	post-	Principal	post-
	defined	employ-	defined	employ-	defined	employ-	defined	employ-
	benefit	ment	benefit	ment	benefit	ment	benefit	ment
	pension	benefit	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans	plans	plans

Discount rate	5.2%	5.5%	5.5%	5.8%	6.1%	5.8%	5.8%	6.1%
Inflation	2.5%	n/a	2.6%	n/a	2.4%	n/a	2.6%	n/a
Rate of increase in salaries	3.5%	4.0%	3.7%	4.0%	3.5%	4.0%	3.8%	4.0%
Rate of increase for pensions in payment (where provided)	2.5%	n/a	2.6%	n/a	2.4%	n/a	2.5%	n/a
Rate of increase for pensions in deferment (where provided)	2.7%	n/a	2.8%	n/a	2.6%	n/a	2.7%	n/a
Long-term medical cost inflation	n/a	5.0%	n/a	5.0%	n/a	5.0%	n/a	5.0%
Expected long-term rates of return:
Equities	7.4%		7.9%		7.4%		8.0%
Bonds	4.6%		4.8%		4.7%		4.9%
Property	5.9%		6.4%		5.8%		6.6%
Others	6.3%		6.0%		5.4%		6.3%
Weighted average asset return	6.3%		6.7%		6.3%		7.0%

Unilever Annual Report and Accounts 2010   107

Financial statements

Notes to the consolidated financial statements Unilever Group
19 Pensions and similar obligations (continued)
The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 8.0% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	1	(1)
Effect on total benefit obligation	18	(17)

The expected rates of return on plan assets were determined, based on actuarial advice, by a process that takes the long-term rates of return on government bonds available at the balance sheet date and applies to these rates suitable risk premiums that take account of historic market returns and current market long-term expectations for each asset class.
For the most important pension plans, representing approximately 80% of all defined benefit plans by liabilities, the assumptions used at 31 December 2010, 2009, 2008 and 2007 were:

			United Kingdom				Netherlands
	2010	2009	2008	2007	2010	2009	2008	2007

Discount rate	5.4%	5.7%	6.5%	5.8%	4.7%	5.1%	5.9%	5.5%
Inflation	3.1%	3.1%	2.8%	3.0%	1.8%	1.9%	2.0%	1.9%
Rate of increase in salaries	4.1%	4.6%	4.3%	4.5%	2.3%	2.4%	2.4%	2.4%
Rate of increase for pensions in payment (where provided)	3.0%	3.1%	2.8%	3.0%	1.8%	1.9%	2.0%	1.9%
Rate of increase for pensions in deferment (where provided)	3.1%	3.1%	2.8%	3.0%	1.8%	1.9%	2.0%	1.9%
Expected long-term rates of return:
Equities	7.7%	8.0%	7.8%	8.0%	7.0%	7.7%	7.2%	8.1%
Bonds	4.6%	4.9%	5.0%	5.0%	4.3%	4.6%	5.0%	4.7%
Property	6.2%	6.5%	6.0%	6.5%	5.5%	6.2%	5.7%	6.6%
Others	7.1%	6.7%	5.6%	6.3%	5.6%	5.3%	5.6%	4.1%
Weighted average asset return	6.9%	7.2%	7.0%	7.2%	5.9%	6.4%	6.2%	6.8%

Number of years a current pensioner is expected to live beyond age 65:
Men	21.5	21.4	21.3	21.2	21.4	20.8	20.7	20.7
Women	23.4	22.8	22.8	22.7	23.3	21.9	21.9	21.9
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	23.3	23.5	23.5	23.5	23.0	20.8	20.7	20.7
Women	25.1	25.9	25.9	25.9	24.2	21.9	21.9	21.9

			United States				Germany
	2010	2009	2008	2007	2010	2009	2008	2007

Discount rate	5.2%	5.6%	5.6%	5.9%	4.7%	5.1%	5.9%	5.5%
Inflation	2.3%	2.4%	2.1%	2.3%	1.8%	1.9%	2.0%	1.9%
Rate of increase in salaries	4.0%	4.0%	4.0%	4.0%	2.8%	2.8%	2.8%	2.8%
Rate of increase for pensions in payment (where provided)	0.0%	0.0%	0.0%	0.0%	1.8%	1.9%	2.0%	1.9%
Rate of increase for pensions in deferment (where provided)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected long-term rates of return:
Equities	7.4%	7.8%	6.0%	7.8%	7.0%	7.7%	7.2%	8.1%
Bonds	4.4%	5.0%	5.1%	4.5%	4.2%	4.6%	4.2%	4.7%
Property	5.9%	6.3%	4.5%	6.3%	5.5%	6.2%	5.7%	6.6%
Others	1.7%	2.0%	1.2%	3.7%	5.5%	5.5%	4.4%	5.8%
Weighted average asset return	6.2%	6.6%	5.7%	6.8%	5.5%	5.9%	5.3%	6.5%

Number of years a current pensioner is expected to live beyond age 65:
Men	19.0	18.8	18.8	19.4	19.0	17.9	17.9	17.9
Women	20.9	20.8	20.8	21.5	23.3	21.4	21.4	21.4
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	20.5	20.5	20.4	19.4	19.0	17.9	17.9	17.9
Women	22.4	22.4	22.4	21.5	23.3	21.4	21.4	21.4

108   Unilever Annual Report and Accounts 2010

Financial statements

19 Pensions and similar obligations (continued)
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2010 above have been translated from the following tables:
(i)	UK: the year of use S1 series all pensioners (“S1AP”) tables have been adopted, which are based on the experience of UK pension schemes over the period 2000-2006. Scaling factors are applied reflecting the experience of our pension funds appropriate to the members’ gender and status. Future improvements in longevity have been allowed for in line with the 2009 CMI Core Projections and a 1% pa long-term improvement rate.

(ii)	the Netherlands: the Dutch Actuarial Society’s AG Prognosetafel 2010 – 2060 table is used with correction factors to allow for the typically longer life expectancy of pension fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.

(iii)	United States: the table RP-2000 with projected mortality improvement using Projection Scale AA from 2000 to 2017 for annuitants and to 2025 for non-annuitants. This table has an in-built allowance for future improvements in longevity.

(iv)	Germany: fund specific tables are used which broadly equate to Heubeck 1998 with a scaling factor of 75%.
Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets at the balance sheet date were:

		31 December 2010			31 December 2009			31 December 2008
	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%

		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	7,690	–	7.4%	7,359	–	7.9%	6,044	–	7.4%
Bonds	5,013	–	4.6%	4,040	–	4.8%	3,244	–	4.7%
Property	915	–	5.9%	792	–	6.4%	1,053	–	5.8%
Other	1,931	–	6.3%	1,867	–	6.0%	1,069	–	5.4%
Assets of other plans	419	6	8.3%	348	7	7.9%	303	6	8.3%

	15,968	6		14,406	7		11,713	6
Present value of liabilities:
Principal plans	(16,540)	–		(15,602)	–		(13,682)	–
Other plans	(842)	(662)		(744)	(649)		(682)	(737)

	(17,382)	(662)		(16,346)	(649)		(14,364)	(737)

Aggregate net deficit of the plans	(1,414)	(656)		(1,940)	(642)		(2,651)	(731)
Irrecoverable surplus(a)	–	–		–	–		–	–

Pension liability net of assets	(1,414)	(656)		(1,940)	(642)		(2,651)	(731)

Of which in respect of:

Funded plans in surplus:
Liabilities	(5,519)	–	–	(4,733)	–		(3,600)	–
Assets	6,429	–	–	5,492	–		4,025

Aggregate surplus	910	–	–	759	–		425
Irrecoverable surplus(a)	–	–	–	–	–		–	–

Pension asset net of liabilities	910	–	–	759	–		425	–

Funded plans in deficit:
Liabilities	(10,592)	(34)	–	(10,407)	(33)		(9,484)	(30)
Assets	9,539	6	–	8,914	7		7,688	6

Pension liability net of assets	(1,053)	(28)	–	(1,493)	(26)		(1,796)	(24)

Unfunded plans:
Pension liability	(1,271)	(628)	–	(1,206)	(616)		(1,280)	(707)

(a)	A surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus.
Liabilities of €150 million were transferred from the UK unfunded plan to the funded plan in 2009. This followed the payment to the UK funded plan in 2008 in expectation of a transfer in 2009 and 2010. During 2008 some previously unfunded liabilities were funded utilising existing surpluses. As a consequence of this the liabilities of €24 million were moved from unfunded to funded in the table above for 2008.

Unilever Annual Report and Accounts 2010   109

Financial statements

Notes to the consolidated financial statements Unilever Group
19 Pensions and similar obligations (continued)
In 2010, agreement was reached with local insurers to externally insure most of our existing Swedish pension obligation. Consequently, €150 million liabilities were considered settled and removed from the table above. The remaining liability in Sweden of €6 million is included in unfunded plans.
Equity securities include Unilever securities amounting to €50 million (0.3% of total plan assets) and €37 million (0.3% of total plan assets) at 31 December 2010 and 2009 respectively. Property includes property occupied by Unilever amounting to €14 million and €12 million at 31 December 2010 and 2009 respectively.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €128 million (2009: €129 million) to fund pension and similar obligations in the US (see also note 11 on page 91).
The sensitivity of the overall pension liabilities to changes in the weighted key financial assumptions are:

Impact on
	Change in	overall
	assumption	liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 7.0%
Inflation rate	Increase/decrease by 0.5%	Increase/decrease by 6.0%

Income statement
The charge to the income statement comprises:

	€ million	€ million	€ million
	2010	2009	2008

Charged to operating profit:
Defined benefit pension and other benefit plans
Current service cost	(261)	(228)	(272)
Employee contributions	13	12	12
Special termination benefits	(22)	(50)	(54)
Past service cost	60	50	24
Settlements/curtailments	6	20	16
Defined contribution plans	(72)	(60)	(55)

Total operating cost 4	(276)	(256)	(329)

Charged to other finance income/(cost):
Interest on retirement benefits	(963)	(940)	(988)
Expected return on assets	983	776	1,131

Total other finance income/(cost) 5	20	(164)	143

Net impact on the income statement (before tax)	(256)	(420)	(186)

Cash flow
Group cash flow in respect of pensions and similar post-employment benefits comprises Company contributions paid to funded plans and benefits paid by the Company in respect of unfunded plans, as set out in the following table (including the current estimate of contributions for 2011):

	€ million	€ million	€ million	€ million
	2011E	2010	2009	2008

Company contributions to funded plans:
Defined Benefit (DB)	295	482	968	531
Defined Contribution (DC)	85	72	60	55
Benefits paid by the Company in respect of unfunded plans:
Defined Benefit (DB)	170	187	234	233

Group cash flow in respect of pensions and similar benefits	550	741	1,262	819

Contributions to funded defined benefit plans are subject to periodic review, taking account of local legislation. 2009 contributions paid to funded plans include around €370 million of future years’ contributions accelerated into 2009. 2008 contributions to funded plans include €254 million to the UK pension plan to cover the transfer of unfunded liabilities into the plan in 2009 and 2010.

110   Unilever Annual Report and Accounts 2010

Financial statements

19 Pensions and similar obligations (continued)
Statement of comprehensive income
Amounts recognised in the statement of comprehensive income:

	€ million	€ million	€ million	€ million	€ million	€ million
						Cumulative
						since
						1 January
	2010	2009	2008	2007	2006	2004

Actual return less expected return on pension and other benefit plan assets	677	1,277	(4,243)	(236)	533	(31)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	197	250	–	103	51	581
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	(716)	(1,489)	1,116	946	474	(2,422)

Actuarial gain/(loss)	158	38	(3,127)	813	1,058	(1,872)
Change in unrecognised surplus	–	–	–	–	142	103
Refund of unrecognised assets	–	–	–	–	–	15

Net actuarial gain/(loss) recognised in statement of comprehensive income (before tax)	158	38	(3,127)	813	1,200	(1,754)

Reconciliation of change in assets and liabilities
Movements in assets and liabilities during the year:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities
	2010	2009	2008	2010	2009	2008

1 January	14,413	11,719	17,253	(16,995)	(15,101)	(18,342)
Acquisitions/disposals	3	–	–	(4)	–	2
Current service cost	–	–	–	(261)	(228)	(272)
Employee contributions	13	12	12	–	–	–
Special termination benefits	–	–	–	(22)	(50)	(54)
Past service costs	–	–	–	60	50	24
Settlements/curtailments	(162)	(9)	(12)	168	29	28
Expected returns on plan assets	983	776	1,131	–	–	–
Interest on pension liabilities	–	–	–	(963)	(940)	(988)
Actuarial gain/(loss)	677	1,277	(4,243)	(519)	(1,239)	1,117
Employer contributions	669	1,202	754	–	–	–
Benefit payments	(1,146)	(1,204)	(1,367)	1,146	1,204	1,367
Reclassification of benefits(b)	19	–	(7)	(28)	–	7
Currency re-translation	505	640	(1,802)	(626)	(720)	2,010

31 December	15,974	14,413	11,719	(18,044)	(16,995)	(15,101)

(b)	Certain obligations have been reclassified as employee benefit obligations.
The actual return on plan assets during 2010 was €1,660 million i.e. the sum of €983 million and €677 million from the table above (2009: €2,053 million).
Funded status of plans at the year end

		€ million	€ million	€ million	€ million	€ million
		2010	2009	2008	2007	2006

Total assets		15,974	14,413	11,719	17,253	17,278
Total pension liabilities		(18,044)	(16,995)	(15,101)	(18,342)	(20,358)

Net liabilities		(2,070)	(2,582)	(3,382)	(1,089)	(3,080)
Less unrecognised surplus		–	–	–	–	–

Pension liabilities net of assets		(2,070)	(2,582)	(3,382)	(1,089)	(3,080)

20 Comprehensive income Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
		Tax			Tax
	Before	(charged)/	After	Before	(charged)/	After
	tax	credit	tax	tax	credit	tax
	2010	2010	2010	2009	2009	2009

Fair value gains/(losses) on financial instruments	41	2	43	163	(58)	105
Actuarial gains/(losses) on pension schemes	158	(53)	105	38	(20)	18
Currency redistribution gains/(losses)	460	–	460	396	–	396

Unilever Annual Report and Accounts 2010   111

Financial statements

Notes to the consolidated financial statements Unilever Group
21 Equity

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Called up	Share			Total	Non-
	share	premium	Other	Retained	shareholders’	controlling	Total
Consolidated statement of changes in equity	capital	account	reserves	profit	equity	interests	equity

1 January 2008	484	153	(3,412)	15,162	12,387	432	12,819
Total comprehensive income for the year	–	–	(1,757)	2,692	935	205	1,140
Dividends on ordinary capital	–	–	–	(2,052)	(2,052)	–	(2,052)
Movements in treasury stock(a)	–	–	(1,304)	(113)	(1,417)	–	(1,417)
Share-based payment credit(b)	–	–	–	125	125	–	125
Dividends paid to non-controlling interests	–	–	–	–	–	(208)	(208)
Currency re-translation gains/(losses) net of tax	–	(32)	–	–	(32)	(6)	(38)
Other movements in equity	–	–	4	(2)	2	1	3

31 December 2008	484	121	(6,469)	15,812	9,948	424	10,372
Total comprehensive income for the year	–	–	339	3,538	3,877	301	4,178
Dividends on ordinary capital	–	–	–	(2,115)	(2,115)	–	(2,115)
Movements in treasury stock(a)	–	–	224	(95)	129	–	129
Share-based payment credit(b)	–	–	–	195	195	–	195
Dividends paid to non-controlling interests	–	–	–	–	–	(244)	(244)
Currency re-translation gains/(losses) net of tax	–	10	–	–	10	(7)	3
Other movements in equity	–	–	6	15	21	(3)	18

31 December 2009	484	131	(5,900)	17,350	12,065	471	12,536
Total comprehensive income for the year	–	–	465	4,329	4,794	412	5,206
Dividends on ordinary capital	–	–	–	(2,309)	(2,309)	–	(2,309)
Movements in treasury stock(a)	–	–	28	(154)	(126)	–	(126)
Share-based payment credit(b)	–	–	–	144	144	–	144
Dividends paid to non-controlling interests	–	–	–	–	–	(289)	(289)
Currency re-translation gains/(losses) net of tax	–	3	–	–	3	(1)	2
Other movements in equity	–	–	1	(87)	(86)	–	(86)

31 December 2010	484	134	(5,406)	19,273	14,485	593	15,078

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share settled schemes arising from prior years and differences between exercise and grant price of share options.

(b)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

112   Unilever Annual Report and Accounts 2010

Financial statements

22 Share capital

	€ million	€ million
Called up share capital	2010	2009

Ordinary share capital of NV	274	274
Ordinary share capital of PLC	210	210

	484	484

						Issued,	Issued,
	Number			Nominal	Number	called up and	called up and
	of shares	Authorised	Authorised	value	of shares	fully paid	fully paid
Ordinary share capital	authorised(a)	2010	2009	per share	issued	2010	2009

		€ million	€ million			€ million	€ million

NV ordinary shares	3,000,000,000	480	480	€0.16	1,714,727,700	274	274
NV ordinary shares (shares numbered 1 to 2,400 – ‘Special Shares’)		1	1	€428.57	2,400	1	1
Internal holdings eliminated on consolidation (€428.57 shares)		–	–			(1)	(1)

		481	481			274	274

						£ million	£ million

PLC ordinary shares				3 1/9p	1,310,156,361	40.8	40.8
PLC deferred stock				£1 stock	100,000	0.1	0.1
Internal holding eliminated on consolidation (£1 stock)						(0.1)	(0.1)

						40.8	40.8

Euro equivalent in millions (at £1.00 = € 5.143)						210	210

(a) The requirement for a UK company to have an authorised share capital was abolished by the UK companies Act 2006. In May 2010 shareholders approved new Articles of Association which reflect this.
For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate governance on page 51.
A nominal dividend of 6% is paid on the deferred stock of PLC, which is not redeemable.
Internal holdings
The ordinary shares numbered 1 to 2,400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation. For information on the rights related to the aforementioned ordinary shares, see Corporate governance on pages 49 and 50. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV.
Share-based compensation
The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 29 on pages 121 and 122.
23 Other reserves(a)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Fair value reserves	61	16	(41)	13	26	(22)	74	42	(63)

Cash flow hedges	45	1	(22)	3	6	(11)	48	7	(33)
Available-for-sale financial assets	16	15	(19)	10	20	(11)	26	35	(30)

Currency retranslation of group companies	861	42	(640)	(1,887)	(1,501)	(1,053)	(1,026)	(1,459)	(1,693)
Adjustment on translation of PLC’s ordinary capital at 31/9p = €0.16	–	–	–	(164)	(165)	(169)	(164)	(165)	(169)
Capital redemption reserve	16	16	16	16	16	16	32	32	32
Book value treasury stock	(3,725)	(3,703)	(3,886)	(597)	(647)	(690)	(4,322)	(4,350)	(4,576)

	(2,787)	(3,629)	(4,551)	(2,619)	(2,271)	(1,918)	(5,406)	(5,900)	(6,469)

(a)	The movements in other reserves are analysed between the NV and PLC parts of the Group, aggregated according to the relative legal ownership of individual entities by NV or PLC.
Unilever acquired 9,059,547 NV ordinary shares through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. No PLC ordinary shares were purchased during the year. The total number held at 31 December 2010 is 170,380,550 (2009: 170,178,644) NV shares and 44,748,743 (2009: 50,546,994) PLC shares. Of these, 28,819,921 NV shares and 18,051,749 PLC shares were held in connection with share based compensation plans (see note 29 on pages 121 and 122).

Unilever Annual Report and Accounts 2010   113

Financial statements

Notes to the consolidated financial statements Unilever Group
23 Other reserves (continued)

	€ million	€ million
Treasury stock - movements during the year	2010	2009

1 January	(4,350)	(4,576)
Purchases and other utilisations	28	226

31 December	(4,322)	(4,350)

	€ million	€ million
Currency retranslation reserve - movements during the year	2010	2009

1 January	(1,459)	(1,693)
Currency re-translation during the year	314	292
Movement in net investment hedges	118	(58)
Recycled to income statement	1	–

31 December	(1,026)	(1,459)

24 Retained profit(a)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
Movements during the year	2010	2009	2008	2010	2009	2008	2010	2009	2008

1 January	16,458	15,343	10,403	892	469	4,759	17,350	15,812	15,162

Recognised income and expense through retained profit	2,556	2,583	1,742	1,773	955	950	4,329	3,538	2,692
Dividends on ordinary capital	(1,270)	(1,203)	(1,176)	(1,039)	(912)	(876)	(2,309)	(2,115)	(2,052)
Utilisation of treasury stock	(60)	(33)	(66)	(94)	(62)	(47)	(154)	(95)	(113)
Share-based compensation credit(b)	75	115	79	69	80	46	144	195	125
Adjustment arising from change in structure of group companies(c)	1,126	(363)	4,346	(1,126)	363	(4,346)	–	–	–
Other movements in retained profit	(40)	16	15	(47)	(1)	(17)	(87)	15	(2)

31 December	18,845	16,458	15,343	428	892	469	19,273	17,350	15,812

Of which retained by:
Parent companies	10,790	10,657	10,602	2,425	2,373	1,996	13,215	13,030	12,598
Other group companies	8,003	5,730	4,732	(1,780)	(1,267)	(1,348)	6,223	4,463	3,384
Joint ventures and associates	52	71	9	(217)	(214)	(179)	(165)	(143)	(170)

	18,845	16,458	15,343	428	892	469	19,273	17,350	15,812

(a)	The movements in retained profit are analysed between the NV and PLC parts of the Group, aggregated according to the relative legal ownership of individual entities by NV or PLC.

(b)	The share-based compensation credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

(c)	As part of the review of Unilever’s corporate structure, and in the light of the constitutional and operational arrangements which enable Unilever N.V. and Unilever PLC to operate as nearly as practicable as a single company, the Directors have been authorised to take any action necessary or desirable in order to ensure that the ratio of the dividend generating capacity of PLC to that of NV does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in PLC to that of ordinary shareholders in NV. In 2008 shareholdings in the Unilever companies in Belgium, Austria, the Netherlands, Poland and Switzerland were transferred to 100% NV ownership. In addition, shareholdings in Canada and Indonesia were re-aligned between NV and PLC. In 2009 there were no significant changes in group structure. In 2010 shareholdings in the Unilever companies in Poland were transferred to 100% PLC ownership. In addition, further re-alignments of shareholdings, mainly in Turkey, were made between NV and PLC intermediate holding companies.

114   Unilever Annual Report and Accounts 2010

Financial statements

25 Commitments and contingent liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
	Future			Future
	minimum			minimum
	lease	Finance	Present	lease	Finance	Present
	payments	cost	value	payments	cost	value
Long-term finance lease commitments	2010	2010	2010	2009	2009	2009

Buildings(a)	336	148	188	340	156	184
Plant and machinery	21	1	20	29	1	28

	357	149	208	369	157	212

The commitments fall due as follows:
Within 1 year	31	12	19	34	12	22
Later than 1 year but not later than 5 years	94	47	47	91	46	45
Later than 5 years	232	90	142	244	99	145

	357	149	208	369	157	212

(a)	All leased land is classified as operating leases.
The Group has not sublet any part of the leased properties under finance leases.

	€ million	€ million
Long-term operating lease commitments	2010	2009

Land and buildings	1,243	1,240
Plant and machinery	357	248

	1,600	1,488

	€ million	€ million	€ million	€ million
			Other	Other
	Operating	Operating	commit-	commit-
	leases	leases	ments	ments
Operating lease and other commitments fall due as follows	2010	2009	2010	2009

Within 1 year	364	301	1,181	884
Later than 1 year but not later than 5 years	844	782	1,632	1,328
Later than 5 years	392	405	141	164

	1,600	1,488	2,954	2,376

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €57 million are expected to be received.
Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 89.
Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. The Group does not believe that any of these contingent liabilities will result in a material loss.
Contingent liabilities arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2010 was some €228 million (2009: €205 million).

Unilever Annual Report and Accounts 2010   115

Financial statements

Notes to the consolidated financial statements Unilever Group
25 Commitments and contingent liabilities (continued)
Legal proceedings
Details of significant outstanding legal proceedings and ongoing regulatory investigations are as follows:
Competition investigations
As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents. While the investigation is ongoing, Unilever has concluded that it is appropriate to take a provision of €110 million.
In addition and as previously reported, Unilever is involved in a number of other ongoing investigations by national competition authorities in a number of European countries including Greece, France, the Netherlands, Belgium and Germany. These investigations are at various stages and concern a variety of product markets. Provisions have been made to the extent appropriate.
It is Unilever’s policy to co-operate fully with the competition authorities in the context of all ongoing investigations. In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.
Tax case Brazil
During 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The dispute is in court and if upheld, will result in a tax payment relating to years from 2001 to the present day. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. We believe that the likelihood of a successful challenge by the tax authorities is remote, however, there can be no guarantee of success in court.

116   Unilever Annual Report and Accounts 2010

Financial statements

26 Acquisitions and disposals
Sara Lee’s Personal Care business
On 6 December 2010 we completed the purchase of 100% of Sara Lee’s Personal Care business. This acquisition adds brands including Radox, Duschdas and Neutral to Unilever’s existing portfolio.
The consideration was €1,456 million in cash. The fair values shown below are provisional and are based upon the fair value work that has been performed since the acquisition date. The acquisition accounting will be finalised in 2011.
The intangible assets of the Personal Care business are principally brands. Their fair values have been provisionally determined pending the completion of valuations in 2011.
The provisional estimate of the goodwill arising on the acquisition of the Personal Care business is €251 million. It relates to the value of the anticipated synergies to be realised from the acquisition, together with the market position and the assembled workforce.
The following table summarises the consideration paid and assets and liabilities recognised at the acquisition date for the Group’s acquisition of the Personal Care business.

€ million

Intangible assets	256
Property, plant and equipment	64
Other non-current assets	5

Total non-current assets	325

Inventories	53
Trade and other current receivables	96
Current tax assets	2
Cash and cash equivalents	306
Assets held for sale	657

Total current assets	1,114

Financial liabilities	(7)
Trade payables and other current liabilities	(112)
Current tax liabilities	(19)
Liabilities associated with assets held for sale	(57)

Total current liabilities	(195)

Pensions and post-retirement healthcare liabilities	(11)
Deferred tax liabilities	(24)
Other non-current liabilities	(4)

Total non-current liabilities	(39)

Total identifiable net assets	1,205

Consideration – cash	1,456

Goodwill on acquisition	251

Acquisition-related costs of €12 million are included in administrative expenses in the income statement for the year ended 31 December 2010. These acquisition-related costs are presented within RDI in calculating underlying operating profit.
Since acquisition, the Personal Care business has contributed €43 million to Group revenue and €8 million to Group operating profit. If the personal care business acquisition had taken place at the beginning of the year, Group revenue would have been €754 million and Group operating profit would have been €118 million.

Unilever Annual Report and Accounts 2010   117

Financial statements

Notes to the consolidated financial statements Unilever Group
26 Acquisitions and disposals (continued)
Other 2010 acquisitions and disposals
On 18 January 2010 we announced a definitive agreement with Hormel Foods Corporation to sell our Shedd’s Country Crock branded side dish business in the US. The transaction was completed in February 2010. Under the terms of the agreement, Hormel will market and sell Shedd’s Country Crock chilled side-dish products, such as homestyle mashed potatoes, under a licence agreement.
On 26 April 2010 we announced the agreement with Strauss Holdings Ltd to increase the Unilever shareholding in Glidat Strauss Israel from 51% to 90% for an undisclosed sum. The transaction was completed on 7 October 2010.
On 1 June 2010 we completed the disposal of the Brunch brand in Germany to Bongrain.
On 9 August 2010 we announced an asset purchase agreement with the Norwegian dairy group TINE, to acquire the Ice Cream operations of Diplom-Is in Denmark, as of 30 September 2010. The value of the transaction is undisclosed.
On 24 September 2010 we announced a definitive agreement to sell our consumer tomato products business in Brazil to Cargill for approximately R$600 million. The assets and liabilities related to this business are reported as held for sale.
On 27 September 2010 we announced a definitive agreement to acquire Alberto Culver Company for US$3.7 billion in cash. The acquisition has received shareholders approval but it is subject to regulatory approval.
On 28 September 2010 we announced an agreement to buy EVGA’s ice cream brands and distribution network in Greece for an undisclosed sum. The transaction was completed on 27 January 2011.
The disposal of our frozen foods business in Italy for €805 million to Birds Eye Iglo was completed on 1 October 2010.
2009
On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies. TIGI’s major brands include Bed Head, Catwalk and S-Factor. Turnover of the business worldwide in 2008 was around US $250 million. The cash consideration of US $411.5 million was made on a cash and debt free basis. In addition, further limited payments related to future growth may be made contingent upon meeting certain thresholds.
On 23 June 2009 we announced that we had increased our holding in our business in Vietnam to 100%, following an agreement with Vinachem who previously owned 33.3% of the business.
On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO’s sauces business in Russia. The acquisition includes the ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d’Oro and Vostochniy Gourmand brands – and a production facility at Kolpino, near St Petersburg.
On 3 September 2009 we announced the sale of our oil palm plantation business in the Democratic Republic of Congo to Feronia Inc, for an undisclosed sum.
On 24 November 2009 we completed the sale of our interest in JohnsonDiversey. The cash consideration received was US $390 million, which included both the originally announced cash consideration of US $158 million plus the proceeds of the sale of the 10.5% senior notes in JohnsonDiversey Holdings, Inc. We retain a 4% interest in JohnsonDiversey in the form of warrants. See also note 11 on page 91.
2008
With effect from 1 January 2008, we entered into an expanded international partnership with PepsiCo for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 2 April 2008 we completed the acquisition of Inmarko, the leading Russian ice cream company. The company had a turnover in 2007 of approximately €115 million.
On 31 July 2008 we completed the sale of our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada to McCormick & Company, Incorporated for €410 million. The combined annual turnover of the business in 2007 was approximately €100 million.
On 9 September 2008 we completed the sale of our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for consideration of approximately US $1.45 billion, consisting mainly of cash, along with preferred shares and warrants. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
On 5 November 2008 we completed the sale of Komili, our olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group.
On 4 December 2008 we completed the sale of our edible oil business in Côte d’Ivoire, together with interests in local oil palm plantations Palmci and PHCI, to SIFCA, the parent company of an Ivorian agro-industry group, and to a 50:50 joint venture between two Singapore-based companies, Wilmar International Limited and Olam International Limited. At the same time we acquired the soap business of Cosmivoire, a subsidiary of SIFCA.
On 23 December 2008 we completed the disposal of our Bertolli olive oil and vinegar business to Grupo SOS for a consideration of €630 million. The transaction was structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction included the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy.

118   Unilever Annual Report and Accounts 2010

Financial statements

26 Acquisitions and disposals (continued)

	€ million	€ million	€ million
Disposals	2010	2009	2008

Goodwill and intangible assets	223	1	117
Other non-current assets	105	1	145
Current assets	151	3	227
Trade creditors and other payables	(51)	–	(61)
Provisions for liabilities and charges	(17)	1	(5)

Net assets sold	411	6	423
(Gain)/loss on recycling of currency re-translation on disposal	1	–	(6)
Profit on sale attributable to Unilever	467	7	2,237

Consideration	879	13	2,654

Cash	891	11	2,453
Cash balances of businesses sold	1	–	(15)
Financial assets, cash deposits and financial liabilities of businesses sold	(14)	2	15
Non-cash items and deferred consideration	1	–	201

The results of disposed businesses are included in the consolidated financial statements up to their date of disposal.
The following table sets out the effect of acquisitions in 2010, 2009 and 2008 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2010 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 1 on page 76. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 87 and 88.

	€ million	€ million	€ million
Acquisitions	2010	2009	2008

Net assets acquired	1,217	128	151
Goodwill arising in subsidiaries	259	350	60

Consideration	1,476	478	211

Unilever Annual Report and Accounts 2010   119

Financial statements

Notes to the consolidated financial statements Unilever Group
27 Assets held for sale

	€ million	€ million
	2010	2009

Disposal group held for sale on acquisition
Assets	657	–
Liabilities	(57)	–

	600	–

Other disposal groups held for sale
Goodwill and intangibles	82	–
Property, plant and equipment	63	7
Inventories	53	1
Trade and other receivables	1	–

	199	8

Non-current assets held for sale
Property, plant and equipment	20	9

	20	9

On 6 December 2010, the Group acquired the Sanex brand as part of the acquisition of Sara Lee’s Personal Care business. The European Competition Authority’s approval of the acquisition was contingent on the divestiture of the Sanex brand in the European Economic Area. The divestiture will be completed during 2011.
28 Reconciliation of net profit to cash flow from operating activities

	€ million	€ million	€ million
Cash flow from operating activities	2010	2009	2008

Net profit	4,598	3,659	5,285
Taxation	1,534	1,257	1,844
Share of net profit of joint ventures/associates and other income from non-current investments	(187)	(489)	(219)
Net finance costs:	394	593	257

Finance income	(77)	(75)	(106)
Finance cost	491	504	506
Pensions and similar obligations	(20)	164	(143)

Operating profit	6,339	5,020	7,167
Depreciation, amortisation and impairment	993	1,032	1,003
Changes in working capital:	169	1,701	(161)

Inventories	(573)	473	(345)
Trade and other current receivables	(343)	640	(248)
Trade payables and other current liabilities	1,085	588	432

Pensions and similar provisions less payments	(472)	(1,028)	(502)
Provisions less payments	72	(258)	(62)
Elimination of (profits)/losses on disposals	(476)	13	(2,259)
Non-cash charge for share-based compensation	144	195	125
Other adjustments	49	58	15

Cash flow from operating activities	6,818	6,733	5,326

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

120   Unilever Annual Report and Accounts 2010

Financial statements

29 Share-based compensation plans
As at 31 December 2010, the Group had share-based compensation plans in the form of performance shares, share options and other share awards. Starting in 2007, performance share awards and restricted stock awards were made under the Global Share Incentive Plan (GSIP), except in North America where awards were made under the Unilever North America 2002 Omnibus Equity Compensation Plan.
The numbers in this note include those for Executive Directors shown in the Directors’ Remuneration Report on pages 61 to 67 and those for key management personnel shown in note 4 on page 84. No awards were made to Executive Directors in 2008, 2009 or 2010 under the Unilever North America 2002 Omnibus Equity Compensation Plan. Non-Executive Directors do not participate in any of the share-based compensation plans.
The economic fair value of the awards is calculated using option pricing models and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant.
Unilever will not grant share options in total in respect of share-based compensation plans for more than 5% of its issued ordinary capital, and for all plans together, for more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.
The actual remuneration cost charged in each period is shown below, and relates almost wholly to equity settled plans:

	€ million	€ million	€ million
Income statement charge	2010	2009	2008

Performance share plans	(120)	(166)	(97)
Other plans(a)	(24)	(29)	(28)

	(144)	(195)	(125)

(a)	The Group also provides a Share Matching Plan (no awards after 2011), an All-Employee Share Option Plan, a TSR Long-Term Incentive Plan (no awards after 2006) and an Executive Option Plan (no awards after 2005).
Performance Share Plans
In 2007 we introduced the Global Share Incentive Plan (GSIP). The provisions of this plan are comparable with the GPSP, with the same performance conditions of underlying sales growth and ungeared free cash flow for middle management, and the additional target based on TSR ranking for senior executives. Starting in 2008, awards made to GSIP participants normally vest at a level between 0% and 200%. Starting in 2010, GSIP performance conditions changed to underlying sales growth, underlying operating margin improvement and cumulative operating cash flow for middle management, and the additional target based on TSR ranking for senior executives. 2010 GSIP performance conditions apply to GSIP awards made in 2009 with respect to 2010 and 2011 performance years. Monte Carlo simulation is used to value the TSR component of the awards.
North America managers participate in the North America Performance Share Programme (NA PSP) (no awards after 2010), that awards Unilever shares if North America company performance conditions are met over a three-year period. The amount to be paid to the company by participants to obtain the shares at vesting is zero. Performance conditions for 2010 NA PSP awards are the same as GSIP performance conditions.
The Global Performance Share Plan (GPSP) was introduced in 2005. Under this plan, managers were awarded conditional shares which vest three years later at a level between 0% and 150% (for middle management) or 200% (for senior executives). The GPSP performance conditions for middle management were achievement of underlying sales growth and ungeared free cash flow targets over a three-year period. For senior executives, in addition to these two conditions, there was an additional target based on TSR ranking in comparison with a peer group over the three-year period (see description on page 63 and 64).
A summary of the status of the Performance Share Plans as at 31 December 2010, 2009 and 2008 and changes during the years ended on these dates is presented below:

	2010	2009	2008
	Number of	Number of	Number of
	shares	shares	shares

Outstanding at 1 January	17,536,148	16,353,251	16,843,769
Awarded	9,292,689	8,867,844	6,887,890
Vested	(8,626,746)	(6,278,634)	(6,415,295)
Forfeited	(961,715)	(1,406,313)	(963,113)

Outstanding at 31 December	17,240,376	17,536,148	16,353,251

Exercisable at 31 December	–	–	–

	2010	2009	2008

Share award value information
Fair value per share award during the year	€21.49	€13.02	€19.11

Unilever Annual Report and Accounts 2010   121

Financial statements

Notes to the consolidated Financial statements Unilever Group
29 Share-based compensation plans (continued)
Additional information
At 31 December 2010, there were options outstanding to purchase 32,928,940 (2009: 41,786,145) ordinary shares in NV or PLC in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 12,217,128 (2009: 14,260,636) ordinary shares in NV or PLC in respect of share-based compensation plans of PLC and its subsidiaries.
To satisfy the options granted, certain NV group companies hold 42,033,393 (2009: 45,317,466) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold 4,838,277 (2009: 7,150,549) PLC shares. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 3 1/9p ordinary share. Shares acquired during 2010 represent 0.53% of the Group’s called up capital. The balance of shares held in connection with share plans at 31 December 2010 represented 1.5% (2009: 1.7%) of the Group’s called up capital.
The book value of €937 million (2009: €965 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 113). Their market value at 31 December 2010 was €1,083 million (2009: €1,187 million).
At 31 December 2010 there were no options for which the exercise price was above market price.
Shares held to satisfy options are accounted for in accordance with IAS 32 and SIC 12. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. The basis of the charge to operating profit for the economic value of options granted is discussed on page 121.
Between 31 December 2010 and 28 February 2011, no grants were made and 329,486 shares were forfeited related to the performance share plans.
30 Related party transactions
The following related party balances existed with associate or joint venture businesses at 31 December:

	€ million	€ million
Related party balances	2010	2009

Trading and other balances due from joint ventures	233	231
Trading and other balances due from/(to) associates	–	5

Joint ventures
Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton International were €83 million and €12 million in 2010 (2009: €91 million and €14 million) respectively. Sales from Jerónimo Martins to Unilever group companies were €43 million in 2010 (2009: €46 million). Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton International at 31 December 2010 were €233 million and €0.3 million (2009: €230 million and €1 million) respectively.
Associates
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Since the Langholm I Fund was launched in 2002, Unilever has invested €83 million in Langholm I, with an outstanding commitment at the end of 2010 of €2.7 million. Unilever has received back a total of €127 million in cash from its investment in Langholm I.
Langholm Capital Partners II was launched in 2009, Unilever has invested €9 million in Langholm II, with an outstanding commitment at the end of 2010 of €66 million.
Physic Ventures is an early stage venture capital fund based in San Francisco, focusing on consumer-driven health, wellness and sustainable living. Unilever has invested €33 million in Physic Ventures since the launch of the fund in 2007. At 31 December 2010 the outstanding commitment with Physic Ventures was €35 million.

122   Unilever Annual Report and Accounts 2010

Financial statements

31 Remuneration of auditors

	€ million	€ million	€ million
	2010	2009	2008

Fees payable to PricewaterhouseCoopers(a) for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC	(7)	(5)	(7)
Fees payable to PricewaterhouseCoopers(b) for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to the legislation	(11)	(14)	(15)

Total statutory audit fees(c)	(18)	(19)	(22)

Other services supplied pursuant to such legislation	(1)	–	(1)
Other services relevant to taxation	(1)	(2)	(2)
Services relating to corporate finance transactions	(1)	–	(2)
All other services	(2)	(1)	(1)

(a)	Of which:

€1 million was paid to PricewaterhouseCoopers Accountants N.V. (2009: €1 million; 2008: €2 million); and

€6 million was paid to PricewaterhouseCoopers LLP (2009: €4 million; 2008: €5 million).

(b)	Comprises fees paid to the network of separate and independent member firms of PricewaterhouseCoopers International Limited for audit work on statutory financial statements and group reporting returns of subsidiary companies.

(c)	In addition, €1 million of statutory audit fees were payable to PricewaterhouseCoopers in respect of services supplied to associated pension schemes (2009: €1 million; 2008: €1 million).
32 Events after the balance sheet date
On 3 February 2011 Unilever announced a quarterly dividend with the 2010 fourth quarter results of €0.2080 per NV ordinary share and £0.1775 per PLC ordinary share.
On 10 February 2011 Unilever issued a bond composed of two senior notes: (i) US $500 million 2.75% fixed rate note which will mature in five years and
(ii) US $1,000 million 4.25% fixed rate note which will mature in ten years.

Unilever Annual Report and Accounts 2010   123

Financial statements

Financial record Unilever Group
In the schedules below, figures within the income statement and for earnings per share reflect the classification between continuing and discontinued operations which has applied for our reporting during 2006-2010.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2010	2009	2008	2007	2006

Continuing operations:
Turnover	44,262	39,823	40,523	40,187	39,642
Operating profit	6,339	5,020	7,167	5,245	5,408
Net finance costs	(394)	(593)	(257)	(252)	(721)
Income from non-current investments	187	489	219	191	144

Profit before taxation	6,132	4,916	7,129	5,184	4,831
Taxation	(1,534)	(1,257)	(1,844)	(1,128)	(1,146)

Net profit from continuing operations	4,598	3,659	5,285	4,056	3,685
Net profit from discontinued operations	–	–	–	80	1,330

Net profit	4,598	3,659	5,285	4,136	5,015
Attributable to:
Non-controlling interests	354	289	258	248	270
Shareholders’ equity	4,244	3,370	5,027	3,888	4,745

	€	€	€	€	€
Combined earnings per share(a)	2010	2009	2008	2007	2006

Continuing operations:
Basic earnings per share	1.51	1.21	1.79	1.32	1.19
Diluted earnings per share	1.46	1.17	1.73	1.28	1.15
Total operations:
Basic earnings per share	1.51	1.21	1.79	1.35	1.65
Diluted earnings per share	1.46	1.17	1.73	1.31	1.60

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2010	2009	2008	2007	2006

Non-current assets	28,683	26,205	24,967	27,374	27,571
Current assets	12,484	10,811	11,175	9,928	9,501

Total assets	41,167	37,016	36,142	37,302	37,072
Current liabilities	(13,606)	(11,599)	(13,800)	(13,559)	(13,884)

Total assets less current liabilities	27,561	25,417	22,342	23,743	23,188

Non-current liabilities	12,483	12,881	11,970	10,924	11,516
Shareholders’ equity	14,485	12,065	9,948	12,387	11,230
Non-controlling interests	593	471	424	432	442

Total equity	15,078	12,536	10,372	12,819	11,672

Total capital employed	27,561	25,417	22,342	23,743	23,188

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2010	2009	2008	2007	2006

Net cash flow from operating activities	5,490	5,774	3,871	3,876	4,511
Net cash flow from/(used in) investing activities	(1,164)	(1,263)	1,415	(623)	1,155
Net cash flow from/(used in) financing activities	(4,609)	(4,301)	(3,130)	(3,009)	(6,572)

Net increase/(decrease) in cash and cash equivalents	(283)	210	2,156	244	(906)
Cash and cash equivalents at the beginning of the year	2,397	2,360	901	710	1,265
Effect of foreign exchange rates	(148)	(173)	(697)	(53)	351

Cash and cash equivalents at the end of the year	1,966	2,397	2,360	901	710

(a)	For the basis of the calculations of combined earnings per share see note 7 on page 86.

124   Unilever Annual Report and Accounts 2010

Financial statements

Key performance indicators	2010	2009	2008	2007	2006

Underlying sales growth (%)(b)	4.1	3.5	7.4	5.5	3.8
Underlying volume growth (%)(b)	5.8	2.3	0.1	3.7	2.8
Underlying operating margin (%)(b)	15.0	14.8	14.6	14.5	12.0
Free cash flow (€ million)(b)	3,365	4,072	2,390	2,487	3,097

Ratios and other metrics	2010	2009	2008	2007	2006

Operating margin (%)	14.3	12.6	17.7	13.1	13.6
Net profit margin (%)(c)	9.6	8.5	12.4	9.7	12.0
Net debt (€ million)(b)	6,668	6,357	8,012	8,335	7,523
Ratio of earnings to fixed charges (times)(d)	10.7	8.8	11.7	8.3	7.5

(b)	Non-GAAP measures are defined and described on pages 31 and 32.

(c)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.

(d)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.
Exchange rates
Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2010	2009	2008	2007	2006

Year end
€1 = US $	1.337	1.433	1.417	1.471	1.317
€1 = £	0.862	0.888	0.977	0.734	0.671

Average
€1 = US $	1.326	1.388	1.468	1.364	1.254
€1 = £	0.858	0.891	0.788	0.682	0.682

Dividend record
The following tables show the dividends declared and dividends paid by NV and PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. Differences between the amounts ultimately received by US holders of NV and PLC shares are the result of changes in exchange rate between the equalisation of the dividends and the date of payment.
Following agreement at the 2009 AGMs and separate meetings of ordinary shareholders, the Equalisation Agreement was modified to facilitate the payment of quarterly dividends from 2010 onwards.

	2010	2009	2008	2007	2006(e)

Dividends declared for the year
NV dividends
Dividend per €0.16	€0.83	€0.46	€0.77	€0.75	€0.70
Dividend per €0.16 (US Registry)	$1.13	$0.67	$1.02	$1.13	$0.93

PLC dividends
Dividend per 31/9p	£0.71	£0.41	£0.61	£0.51	£0.48
Dividend per 31/9p (US Registry)	$1.13	$0.67	$0.94	$1.01	$0.93

Dividends paid during the year
NV dividends
Dividend per €0.16	€0.82	€0.78	€0.76	€0.72	€0.67
Dividend per €0.16 (US Registry)	$1.11	$1.09	$1.11	$1.00	$0.85

PLC dividends
Dividend per 31/9p	£0.71	£0.64	£0.55	£0.49	£0.46
Dividend per 31/9p (US Registry)	$1.11	$1.00	$0.99	$0.99	$0.86

(e)	In addition to the amounts shown above for 2006, a one-off dividend amounting to €0.2600 per NV share (£0.1766 per PLC share; $0.3316 per NV (US registry) share and $0.3372 per PLC (US registry) share) was declared and paid in that year.

Unilever Annual Report and Accounts 2010   125

Financial statements

Principal group companies and non-current investments Unilever Group as at 31 December 2010

The companies listed below and on page 127 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.
Full information as required by Articles 379 and 414 of Book 2 of the Civil Code in the Netherlands has been filed by Unilever N.V. with the Commercial Registry in Rotterdam.
Particulars of PLC group companies and other significant holdings as required by the United Kingdom Companies Act 2006 will be annexed to the next Annual Return of Unilever PLC.
Unless otherwise indicated, the companies are incorporated and principally operate in the countries under which they are shown.
The aggregate percentage of equity capital directly or indirectly held by NV or PLC is shown in the margin, except where it is 100%. All these percentages are rounded down to the nearest whole number.
The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 55%; PLC 45%	c
NV 65%; PLC 35%	d
NV 3%; PLC 97%	e
NV 15%; PLC 85%	f
NV 18%; PLC 82%	g
NV 64%; PLC 36%	h
NV 66%; PLC 34%	i

Due to the inclusion of certain partnerships in the consolidated group financial statements of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.
Group companies

%		Ownership

Argentina
	Unilever de Argentina S.A.	d

Australia
	Unilever Australia Ltd.	b

Belgium
	Unilever Belgium NV/SA	a

Brazil
	Unilever Brasil Ltda.	d

Canada
	Unilever Canada Inc.	d

Chile
	Unilever Chile SA	d

China
	Unilever Services (He Fei) Co Limited	a

France
99	Unilever France	d

Group companies (continued)

%		Ownership

Germany
Maizena Grundstücksverwaltung
	GmbH & Co. OHG	h
	Pfanni GmbH & Co. OHG Stavenhagen	d
Pfanni Werke Grundstücksverwaltung
	GmbH & Co. OHG	h
	UBG Vermietungs GmbH	i
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
Unilever Deutschland Immobilien Leasing
	GmbH & Co. OHG	i
	Unilever Deutschland Produktions GmbH & Co. OHG	d

Greece
	Elais Unilever Hellas SA	a

India
52	Hindustan Unilever Ltd.	b

Indonesia
85	P.T. Unilever Indonesia Tbk	d

Italy
	Unilever Italy Holdings Srl	d

Japan
	Unilever Japan KK	a

Mexico
	Unilever de México S. de R.L. de C.V.	d

The Netherlands
	Mixhold B.V.	d
	Unilever Finance International B.V.	a
Unilever N.V.(a)
	Unilever Nederland B.V.	a
	UNUS Holding B.V.	c

Poland
	Unilever Polska S.A.	b

Russia
	OOO Unilever Rus	g

South Africa
74	Unilever South Africa (Pty) Limited	f

Spain
	Unilever España S.A.	a

Sweden
	Unilever Sverige AB	a

Switzerland
	Unilever Supply Chain Company AG	a
	Unilever Schweiz GmbH	a

Thailand
	Unilever Thai Trading Ltd.	d

(a)  See ‘Basis of consolidation’ in note 1 on page 76.

126   Unilever Annual Report and Accounts 2010

Financial statements

Group companies (continued)

%		Ownership

Turkey
	Unilever Sanayi ve Ticaret Türk A.Ş.	d

United Kingdom
	Unilever UK Ltd.	e
Unilever PLC(a)
	Unilever UK Holdings Ltd.	b
	Unilever UK & CN Holdings Ltd.	e

United States of America
	Conopco, Inc.	c
	Unilever Capital Corporation	c
	Unilever United States, Inc.	c

(a)  See ‘Basis of consolidation’ in note 1 on page 76.
Joint ventures

%		Ownership

Portugal
55	Unilever Jerónimo Martins, Lda	b

United States of America
50	Pepsi/Lipton Partnership	c

Associates

%		Ownership

United Kingdom
40	Langholm Capital Partners L.P.	b

In addition, we have revenues either from our own operations or through agency agreements in the following locations: Albania, Algeria, Andorra, Angola, Antigua, Armenia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Barbados, Belarus, Belize, Benin, Bhutan, Bolivia, Bosnia and Herzegovina, Botswana, Brunei, Bulgaria, Burkina Faso, Burundi, Cambodia, Cameroon, Cape Verde, Colombia, Comoros, Congo, Costa Rica, Côte d’Ivoire, Croatia, Cuba, Cyprus, Czech Republic, Democratic Republic of Congo, Denmark, Djibouti, Equatorial Guinea, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Eritrea, Estonia, Ethiopia, Fiji, Finland, Gabon, Gambia, Georgia, Ghana, Grenada, Guatemala, Guinea, Guinea-Bissau, Guyana, Haiti, Honduras, Hong Kong, Hungary, Iceland, Iran, Iraq, Ireland, Israel, Jamaica, Jordan, Kazakhstan, Kenya, Kiribati, Kuwait, Kyrgyzstan, Latvia, Lebanon, Lesotho, Liberia, Libya, Lithuania, Luxembourg, Macao, Macedonia, Madagascar, Malawi, Malaysia, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Moldova (Republic of), Monaco, Mongolia, Montenegro, Morocco, Mozambique, Namibia, Nepal, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Pakistan, Palestine, Panama, Papua New Guinea, Paraguay, Peru, Philippines, Portugal, Qatar, Réunion, Romania, Rwanda, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Samoa, San Marino, Saudi Arabia, Senegal, Serbia, Seychelles, Sierra Leone, Singapore, Slovakia, Slovenia, Solomon Islands, Somalia, South Korea, Sri Lanka, Sudan, Suriname, Swaziland, Syria, Taiwan, Tajikistan, Tanzania, Timor-Leste, Tonga, Trinidad & Tobago, Tunisia, Turkmenistan, Uganda, Ukraine, United Arab Emirates, Uruguay, Uzbekistan, Vanuatu, Venezuela, Vietnam, Yemen, Zambia and Zimbabwe.

Unilever Annual Report and Accounts 2010   127

Financial statements

Company accounts Auditor’s report – Unilever N.V.
Independent auditor’s report
To: the General Meeting of Shareholders of Unilever N.V.
Report on the company accounts
We have audited the company accounts 2010 as set out on pages 129 to 131 of the Annual Report and Accounts 2010 of Unilever N.V., Rotterdam, which comprise the balance sheet as at 31 December 2010, the profit and loss account for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.
Directors’ responsibility
The directors are responsible for the preparation and fair presentation of these company accounts in accordance with United Kingdom accounting standards and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the Directors in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the directors are responsible for such internal control as they determine is necessary to enable the preparation of the company accounts that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these company accounts based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the company accounts are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company accounts. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the company accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the company accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the company accounts.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion with respect to the company accounts
In our opinion, the company accounts give a true and fair view of the financial position of Unilever N.V. as at 31 December 2010, and of its result for the year then ended in accordance with United Kingdom accounting standards and with Part 9 of Book 2 of the Dutch Civil Code.
Separate report on consolidated financial statements
We have reported separately on the consolidated financial statements of Unilever Group for the year ended 31 December 2010.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the Report of the Directors, to the extent we can assess, is consistent with the company accounts as required by Section 2: 391 sub 4 of the Dutch Civil Code.
Amsterdam, The Netherlands, 1 March 2011
PricewaterhouseCoopers Accountants N.V.
R A J Swaak RA

128   Unilever Annual Report and Accounts 2010

Financial statements

Company accounts Unilever N.V.
Balance sheet as at 31 December
(after proposed appropriation of profit)

	€ million	€ million
	2010	2009

Fixed assets
Fixed investments	27,294	26,289

Debtors due after more than one year	3,386	3,242
Deferred taxation	14	18

Total non-current assets	3,400	3,260

Debtors due within one year	3,782	1,740
Deferred taxation	30	20
Cash at bank and in hand	–	14

Total current assets	3,812	1,774
Creditors due within one year	(20,407)	(17,163)

Net current assets/(liabilities)	(16,595)	(15,389)
Total assets less current liabilities	14,099	14,160

Creditors due after more than one year	6,330	6,515

Provisions for liabilities and charges (excluding pensions and similar obligations)	100	15

Net pension liability	89	90

Capital and reserves	7,580	7,540

Called up share capital	275	275
Share premium account	20	20
Legal reserves	16	16
Other reserves	(3,521)	(3,428)
Profit retained	10,790	10,657

Total capital employed	14,099	14,160

Profit and loss account for the year ended 31 December
	€ million	€ million
	2010	2009

Income from fixed investments after taxation	1,084	1,306
Other income and expenses	278	(19)

Profit for the year	1,362	1,287

For the information required by Article 392 of Book 2 of the Civil Code in the Netherlands, refer to pages 128 and 132. Pages 130 and 131 are part of the notes to the Unilever N.V. company accounts.
The company accounts of Unilever N.V. are included in the consolidated accounts of the Unilever Group. Therefore, and in accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the profit and loss account only reflects the income from fixed investments after taxation and other income and expenses after taxes. The company accounts of Unilever N.V. do not contain a cash flow statement as this is not required by Book 2 of the Civil Code in the Netherlands.

Unilever Annual Report and Accounts 2010   129

Financial statements

Notes to the company accounts Unilever N.V.

Accounting information and policies
Basis of preparation
The company accounts of Unilever NV comply in all material respects with legislation in the Netherlands. As allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, the company accounts are prepared in accordance with United Kingdom accounting standards, unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail.
The accounts are prepared under the historical cost convention as modified by the revaluation of financial assets classified as ‘available-for-sale investments’, ‘financial assets at fair value through profit or loss’, and ‘derivative financial instruments’ in accordance with the accounting policies set out below which have been consistently applied.
Accounting policies
The principal accounting policies are as follows:
Fixed investments
Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises. In accordance with Article 385.5 of Book 2 of the Civil Code in the Netherlands, Unilever N.V. shares held by Unilever N.V. subsidiaries are deducted from the carrying value of those subsidiaries. This differs from the accounting treatment under UK GAAP, which would require these amounts to be included within fixed investments.
Financial instruments and derivative financial instruments
The company’s accounting policies under United Kingdom generally accepted accounting principles (UK GAAP) namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’ are the same as the Unilever Group’s accounting policies under International Financial Reporting Standards (IFRS) namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Financial instruments’ in note 1 to the consolidated accounts on pages 77 and 78. NV is taking the exemption for not providing all the financial instruments disclosures, because IFRS 7 disclosures are given in note 15 to the consolidated accounts on pages 98 to 104.
Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the company’s accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.
Own shares held
Own shares held by the company are accounted for in accordance with Dutch law and UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to other reserves.
Retirement benefits
Unilever N.V. has accounted for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17). The operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of comprehensive income. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the company balance sheet.
Dividends
Under Financial Reporting Standard 21 ‘Events after the Balance Sheet Date’ (FRS 21), proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.
Taxation
Unilever N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes payable by the Dutch tax grouping.

Fixed investments	€ million	€ million
	2010	2009

1 January	26,289	26,245
Additions(a)	1,136	3,840
Decreases(b)	(131)	(3,796)

31 December	27,294	26,289

(a)	The additions relate to two investments in group companies and to capital injections in the subsidiary Unilever Finance International B.V.

(b)	The decreases relate to the divestment of two group companies.

Debtors	€ million	€ million
	2010	2009

Loans to group companies	3,913	3,242
Other amounts owed by group companies	3,188	1,668
Taxation	10	28
Other	57	44

	7,168	4,982

Of which due after more than one year	3,386	3,242

130   Unilever Annual Report and Accounts 2010

Financial statements

Cash at bank and in hand
There was no cash at bank and in hand for which payment notice was required at either 31 December 2010 or 31 December 2009.

Creditors	€ million	€ million
	2010	2009

Due within one year:
Other amounts owed to group companies	18,381	15,967
Loans from group companies	1,317	972
Bonds and other loans	556	33
Taxation and social security	14	15
Accruals and deferred income	55	67
Other	84	109

	20,407	17,163

Due after more than one year:
Bonds and other loans	3,148	3,297
Loans from group companies	3,089	3,089
Accruals and deferred income	4	5
Preference shares	89	124

	6,330	6,515

Creditors due after five years amount to €90 million (2009: €1,107 million) (Article 375.2 of Book 2 of the Civil Code in the Netherlands).
Ordinary share capital
The called up share capital amounting to €275 million consists of 1,714,727,700 NV ordinary shares and 2,400 NV ordinary special shares. These special shares number 1 to 2,400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Further details are given in note 22 to the consolidated accounts on page 113. 169,731,275 (2009: 169,352,181) of the ordinary shares are held by Unilever NV (see disclosure ‘Other reserves’) and 649,275 (2009: 826,463) €0.16 ordinary shares are held by other group companies.
Share premium account
The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in tax law in the Netherlands, as a result of which dividends received from 2001 onwards by individual shareholders who are resident in the Netherlands are no longer taxed.
Legal reserve
In 2006 the NV ordinary shares were split in the ratio 3 to 1 and at the same time the share capital, previously denominated in Dutch guilders, was converted into euros. Due to roundings the new nominal value per share differs from the value expressed in Dutch guilders. As a result, the reported share capital issued at 31 December 2006 was €16 million lower than in 2005.

Other reserves	€ million	€ million
	2010	2009

1 January	(3,428)	(3,559)
Change during the year	(93)	131

31 December	(3,521)	(3,428)

The own ordinary shares held by NV amount to 169,731,275 (2009: 169,352,181) €0.16 and are included in the other reserves.

Profit retained	€ million	€ million
	2010	2009

1 January	10,657	10,602
Profit for the year	1,362	1,287
Ordinary dividends – final 2008	–	(786)
Ordinary dividends – interim 2009	–	(417)
Quarterly dividend announced with Q4 2009 results	(301)	–
Quarterly dividend announced with Q1 2010 results	(323)	–
Quarterly dividend announced with Q2 2010 results	(323)	–
Quarterly dividend announced with Q3 2010 results	(323)	–
Taxation charge	1	2
Realised profit/(loss) on shares/certificates held
to meet employee share options	39	(8)
Changes in present value of net pension liability	(5)	(9)
Other charges	6	(14)

31 December	10,790	10,657

As shown in note 24 on page 114, the total profit retained of NV amounts to €18,845 million (2009: €16,458 million). This is made up of the Parent Unilever N.V. €10,790 million (2009: €10,657 million), other NV group companies €8,003 million (2009: €5,730 million) and joint ventures and associates €52 million (2009: €71 million).
Provisions for liabilities and charges (excluding pensions and similar obligations)

	€ million	€ million
	2010	2009

Other provisions(c)	100	15

	100	15

Of which due within one year	78	14

(c)	Other provisions include €62 million relating to NV’s share of a provision for the potential infringement of competition law in the European Union. Further information is given in note 25 on page 116.
Net pension liability

	€ million	€ million
	2010	2009

Funded retirement benefit	(6)	(9)
Unfunded retirement liability	95	99

	89	90

Contingent liabilities
Contingent liabilities are not expected to give rise to any material loss and include guarantees given for group companies. The fair value of such guarantees was not significant in either 2009 or 2010. The guarantees issued to other companies were immaterial.
NV has issued joint and several liability undertakings, as defined in Article 403 of Book 2 of the Civil Code in the Netherlands, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.
Directors’ remuneration
Information about the remuneration of Directors is given in the tables noted as audited in the Directors’ Remuneration Report on pages 61 to 67, incorporated and repeated here by reference.

The Board of Directors
1 March 2011

Unilever Annual Report and Accounts 2010   131

Financial statements

Further statutory and other information Unilever N.V.

The rules for profit appropriation in the Articles of Association
(summary of Article 38)
The profit for the year is applied firstly to the reserves required by law or by the Equalisation Agreement, secondly to cover losses of previous years, if any, and thirdly to the reserves deemed necessary by the Board of Directors. Dividends due to the holders of the Cumulative Preference Shares, including any arrears in such dividends, are then paid; if the profit is insufficient for this purpose, the amount available is distributed to them in proportion to the dividend percentages of their shares. Any profit remaining thereafter shall be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings of ordinary shares. The General Meeting can only decide to make distributions from reserves on the basis of a proposal by the Board and in compliance with the law and the Equalisation Agreement.

Proposed profit appropriation	€ million	€ million
	2010	2009

Profit for the year (available for distribution)	1,362	1,287
Interim dividend already paid	–	(417)
Dividend announced with Q1 2010 results	(323)	–
Dividend announced with Q2 2010 results	(323)	–
Dividend announced with Q3 2010 results	(323)	–

To profit retained	393	870

Post balance sheet event
On 3 February 2011 the Directors announced a dividend of €0.2080 per Unilever N.V. ordinary share. The dividend is payable from 16 March 2011 to shareholders registered at close of business on 11 February 2011.
Special controlling rights under the Articles of Association
See note 22 to the consolidated accounts on page 113.
Auditors
A resolution will be proposed at the Annual General Meeting on 12 May 2011 for the re-appointment of PricewaterhouseCoopers Accountants N.V. as auditors of Unilever N.V. The present appointment will end at the conclusion of the Annual General Meeting. For details of#the remuneration of the auditors please refer to note 31 on page 123.

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam
The Netherlands

132   Unilever Annual Report and Accounts 2010

Financial statements

Company accounts Auditor’s report – Unilever PLC
Independent auditor’s report to the members of Unilever PLC
We have audited the parent company financial statements of Unilever PLC for the year ended 31 December 2010 which comprise the balance sheet and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
Respective responsibilities of Directors and auditors
As explained more fully in the Statement of Directors’ Responsibilities set out on page 69, the Directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.
Opinion on financial statements
In our opinion the parent company financial statements:
•	give a true and fair view of the state of the company’s affairs as at 31 December 2010;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion:
•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Report of the Directors for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the group financial statements of Unilever Group for the year ended 31 December 2010.
Richard Sexton
(Senior Statutory Auditor)
For and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
1 March 2011

Unilever Annual Report and Accounts 2010   133

Financial statements

Company accounts Unilever PLC
Balance sheet as at 31 December

	£ million	£ million
	2010	2009

Fixed assets
Intangible assets	48	7
Fixed asset investments	5,942	5,929

Current assets
Debtors due within one year	545	375

Creditors due within one year	(3,933)	(3,761)

Net current assets/(liabilities)	(3,388)	(3,386)

Total assets less current liabilities	2,602	2,550

Creditors due after more than one year	744	743

Provision for liabilities and charges (excluding pensions and similar obligations)	50	10

Capital and reserves	1,808	1,797

Called up share capital	41	41
Share premium account	94	94
Capital redemption reserve	11	11
Other reserves	(428)	(455)
Profit retained	2,090	2,106

Total capital employed	2,602	2,550

As permitted by Section 408 of the United Kingdom Companies Act 2006, an entity profit and loss account is not included as part of the published company accounts for PLC. Under the terms of Financial Reporting Standard 1 (revised 1996) ‘Cash Flow Statements’ (FRS 1) a cash flow statement is not included, as the cash flows are included in the consolidated cash flow statement of the Unilever Group.
On behalf of the Board of Directors
M Treschow Chairman
P Polman Chief Executive Officer
1 March 2011

134   Unilever Annual Report and Accounts 2010

Financial statements

Notes to the company accounts Unilever PLC
Accounting information and policies
Basis of preparation
The accounts have been prepared in accordance with applicable United Kingdom accounting standards and the United Kingdom Companies Act 2006.
The accounts are prepared under the historical cost convention as modified by the revaluation of financial assets classified as ‘available-for-sale investments’, ‘financial assets at fair value through profit or#loss’, and ‘derivative financial instruments’ in accordance with the accounting policies set out below which have been consistently applied.
Accounting policies
The principal accounting policies are as follows:
Intangible assets
Intangible assets comprise trademarks purchased after 1 January 1998 and are amortised in the profit and loss account over their expected useful lives of up to a maximum of 20 years. These assets are held at cost less accumulated amortisation. They are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’ (FRS 11). Any impairment is charged to the profit and loss account as it arises.
Fixed asset investments
Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.
Financial instruments
The company’s accounting policies under United Kingdom generally accepted accounting principles (UK GAAP) namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’ are the same as the Unilever Group’s accounting policies under International Financial Reporting Standards (IFRS) namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Financial instruments’ in#note 1 to the consolidated accounts on pages 77 and 78. PLC is taking the exemption for not providing all the financial instruments disclosures, because IFRS 7 disclosures are given in note 15 to the consolidated accounts on pages 98 to 104.
Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the company’s accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.
Shares held by employee share trusts
Shares held to satisfy options are accounted for in accordance with UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’, FRS 20 ‘Share Based Payments’ and Urgent Issues Task Force abstract 38 ‘Accounting for ESOP Trusts’ (UITF 38). All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to other reserves.
Dividends
Under Financial Reporting Standard 21 ‘Events after the Balance Sheet Date’ (FRS 21), proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

Unilever Annual Report and Accounts 2010   135

Financial statements

Notes to the company accounts Unilever PLC

Intangible assets	£ million	£ million
	2010	2009

Indefinite-lived intangible assets(a)	47	6
Finite-lived intangible assets	1	1

	48	7

(a)	The movement in the year is the acquisition of several Sara Lee trademarks.

Fixed asset investments	£ million	£ million
	2010	2009

Shares in group companies(b)	5,942	5,929

(b)	The movement in the year is an additional investment in a group company.

Debtors	£ million	£ million
	2010	2009

Due within one year:
Amounts owed by group companies	544	374
Other	1	1

	545	375

Creditors	£ million	£ million
	2010	2009

Due within one year:
Amounts owed to group companies	3,857	3,687
Taxation and social security	56	63
Accruals and deferred income	11	11
Other	9	–

	3,933	3,761

Due after more than one year:
Bonds and other loans(c)	744	743

(c)	In 2009 Unilever PLC issued the following senior notes:
•	on 19 March £350 million at 4.0% maturing December 2014 (year-end value at amortised cost £347 million); and

•	on 17 June £400 million at 4.75% maturing June 2017 (year-end value amortised cost £397 million).
Provisions for liabilities and charges
(excluding pensions and similar obligations)

	£ million	£ million
	2010	2009

Deferred taxation	9	10
Other provisions(d)	41	–

	50	10

Of which due within one year	41	–

(d)	Other provisions comprise of PLC’s share of a provision for the potential infringement of competition law in the European Union. Further information is given in note 25 to the consolidated accounts on page 116.
Ordinary share capital
The called up share capital amounting to £41 million consists of 1,310,156,361 PLC ordinary shares and 100,000 PLC deferred stock. The deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Ltd – a#subsidiary of PLC. Further details are given in note 22 to the consolidated accounts on page 113.
Other reserves
The own ordinary shares held by PLC amount to 31,535,271 (2009: 33,874,834) 3 1/9p and are included in Other reserves.

	£ million	£ million
	2010	2009

1 January	(455)	(489)
Change in book value of shares	27	34

31 December	(428)	(455)

Profit retained	£ million	£ million
	2010	2009

1 January	2,106	1,951
Profit for the year	879	977
Other income	5	–
Final dividend 2008 on ordinary and deferred shares	–	(513)
Interim dividend 2009 on ordinary and deferred shares	–	(309)
Quarterly dividend announced with Q4 2009 results	(217)	–
Quarterly dividend announced with Q1 2010 results	(231)	–
Quarterly dividend announced with Q2 2010 results	(220)	–
Quarterly dividend announced with Q3 2010 results	(232)	–

31 December	2,090	2,106

Contingent liabilities
Contingent liabilities are not expected to give rise to any material loss and include guarantees given for group companies. The fair value of such guarantees is not significant in either 2009 or 2010. The guarantees issued to other companies were immaterial.
Remuneration of auditors
The parent company accounts of Unilever PLC are required to comply with The Companies (Disclosure of Auditor Remuneration) Regulations 2005. Auditors’ remuneration in respect of Unilever PLC is included within the disclosures in note 31 on page 123.

Profit appropriation	£ million	£ million
	2010	2009

Profit for the year (available for distribution)	879	977
Interim dividend already paid	–	(309)
Dividend announced with Q1 2010 results	(231)	–
Dividend announced with Q2 2010 results	(220)	–
Dividend announced with Q3 2010 results	(232)	–

To profit retained	196	668

Post balance sheet event
On 3 February 2011 the Directors announced a dividend of £0.1775 per Unilever PLC ordinary share. The dividend is payable from 16 March 2011 to shareholders registered at close of business on 11 February 2011.

136   Unilever Annual Report and Accounts 2010

Financial statements

Further statutory and other information Unilever PLC

Directors’ Report of PLC and limitations of liability
For the purposes of the UK Companies Act 2006, the Directors’ Report of Unilever PLC for the year ended 31 December 2010 comprises this and the following page and the information contained in the Report of the Directors on pages 2 to 55 which includes the Company’s position on environment and corporate responsibility matters, the Directors’ Remuneration Report in respect of Directors’ interests in shares or debentures of the Group on pages 66 and 67, Dividends on page 87, Principal group companies and non-current investments on pages 126 and 127, Significant shareholders of PLC as disclosed on page 140, and Financial instruments and Treasury risk management on page 98. The information required to be given pursuant to Section 992 of the Companies Act 2006 is covered elsewhere in this Annual Report.
The Directors’ Report has been drawn up and presented in accordance with and in reliance upon English company law and liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.
Under the Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report. Under English Law the Directors would be liable to Unilever (but not to any third party) if the Directors’ Report contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Business review
The Companies Act 2006 requires Unilever PLC to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2010 including a description of the principal risks and uncertainties facing the Group and an analysis of the position of the Group’s business at the end of the financial year, known as a ‘Business review’.
The information that fulfils the current Business review requirements can be found on the following pages of this Annual Report which are incorporated into this report by reference:
•	a description of the principal risks and uncertainties facing the Group – see pages 33 to 37;

•	the development and performance of the Group’s business during the year – see pages 22 to 32;

•	the position of the Group’s business at the end of the year – see pages 28 and 74;

•	key performance indicators – see pages 2, 22 to 27, 31 and 32;

•	other key indicators – see page 2 and pages 19 and 20;

•	main trends and factors likely to affect the future development, performance and position of the Group – see page 33;

•	environmental matters and policy, including the impact of the Group’s business on the environment – see pages 20 and 21;

•	employee matters and policy – see pages 18 and 19 and also below; and

•	a statement that the Directors do not believe that there are any contracts or other arrangements which are essential to the business of the Group is given on page 51.
Employee involvement and communication
Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum including officer representation from the three recognised trade unions. Our sites use tools such as Total Productive Maintenance which rely heavily on employee involvement, contribution and commitment.
A National Consultative Council covering employees and management representatives exists to provide a forum for discussing issues relating to the United Kingdom. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.
The company carries out regular and wide-ranging monitoring surveys providing valuable insight into employee views, attitudes and levels of engagement.
The Directors’ Reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2010.
Equal opportunities and diversity
Under the umbrella of our Code of Business Principles, Unilever aims to ensure that applications for employment from people with disabilities, and other under-represented groups, are given full and fair consideration and that such people are given the same training, development and prospects as other employees. Every effort is also made to retrain and support employees who become disabled while working within the Group.
The Company continues to review ways in which greater diversity can be achieved in recruitment and selection. We have put in place policies which promote the achievement of diversity in our business and we review these regularly. For example, Unilever UK provides policies on home working, flexible working, maternity and paternity leave, child care provision and career breaks, which help us to meet the objective of greater employee diversity.
Charitable and other contributions
Unilever collates the cost of its community involvement activities using the London Benchmarking Group model. The model recommends the separation of charitable donations, community investment, commercial initiatives in the community and management costs relating to the programme of activity.
During 2010 UK group companies made a total contribution of £3 million, analysed as follows:
•	Charitable donations: £0.3 million

•	Community investment: £2.5 million

•	Commercial initiatives in the community: £0.2 million
No donation or contribution was made or expenditure incurred for political purposes.
Supplier payment policies
Individual operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. The Directors’ Reports of the United Kingdom operating companies give information about their supplier payment policies as required by the Companies Act 2006. PLC, as a holding company, does not itself make any relevant payments in this respect.
Auditors and disclosure of information to auditors
A resolution will be proposed at the AGM on 11 May 2011 for the re-appointment of PricewaterhouseCoopers LLP as auditors of PLC. The present appointment will end at the conclusion of the AGM.
To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries of other officers of the Unilever Group, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that the Company’s auditors are aware of any such information.
Authority to purchase own shares
At the AGM of PLC held on 12 May 2010, authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC ordinary shares of 3 1/9p each, to a maximum of 290 million shares. This authority will expire at the AGM on 11 May 2011, and a resolution will be proposed to renew the authority.
Details of shares purchased by an employee share trust and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in note 29 to the consolidated accounts on pages 121 to 122 and on page 140.

Unilever Annual Report and Accounts 2010   137

Financial statements

Further statutory and other information Unilever PLC
UK Capital Gains Tax
The market value of PLC 3 1/9p ordinary shares at 31 March 1982 would have been 76.84p per share. Since 1982, PLC ordinary shares have been sub-divided on two occasions and consolidated on two occasions. First, with effect on 26 June 1987, the 25p shares were split into five shares of 5p each. Secondly, with effect on 13 October 1997, the 5p shares were split into four shares of 1.25p each. Thirdly, with effect on 10 May 1999, the shares were consolidated by replacing every 112 shares of 1.25p each with 100 shares of 1.4p each. Lastly, with effect on 22 May 2006, the shares were consolidated by replacing every 20 shares of 1.4p each with nine shares of 3 1/9p each.

Corporate Centre	Unilever PLC Registered Office
Unilever PLC	Port Sunlight
Unilever House	Wirral
100 Victoria Embankment	Merseyside CH62 4ZD
London EC4Y 0DY	Registered number 41424
Unilever PLC Registrars
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
By Order of the Board
T E Lovell
Secretary of Unilever PLC
1 March 2011

138   Unilever Annual Report and Accounts 2010

Shareholder information

Shareholder information
Share capital

NV’s issued share capital on 31 December 2010 was made up of:
•	€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each;

•	€1,028,568 split into 2,400 ordinary shares numbered 1 to 2,400, known as special shares; and

•	€81,454,014 split into several classes (6% and 7%) of cumulative preference shares (‘financing preference shares’).
The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital

1,714,727,700 ordinary shares	1,714,727,700	(a)	76.89
2,400 special shares	6,428,550		0.29
161,060 6% cumulative preference shares	431,409,276		19.34
29,000 7% cumulative preference shares	77,678,313		3.48

(a)	Of which 141,560,629 shares were held in treasury and 28,819,921 shares were held to satisfy obligations under share-based incentive schemes as at 31 December 2010. These shares are not voted on.
NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting of Shareholders or of another corporate body designated for such purpose by a resolution of the General Meeting. At the NV AGM held on 11 May 2010 the Board was designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body authorised until 11 November 2011 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of NV, plus an additional 10% of the issued share capital of NV in connection with or on the occasion of mergers and acquisitions.
At the 2010 NV AGM the Board of NV was authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until
11 November 2011 to cause NV to buy back its own shares and depositary receipts thereof, with a maximum of 10% of issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made.
The above mentioned authorities are renewed annually.
PLC’s issued share capital on 31 December 2010 was made up of:
•	£40,760,420 split into 1,310,156,361 ordinary shares of 3 1/9p each; and

•	£100,000 of deferred stock.
The total number of voting rights attached to PLC’s outstanding shares are as follows:

	Total number of votes		% of issued capital

1,310,156,361 ordinary shares	1,310,156,361	(a)	99.76
£100,000 deferred stock	3,214,285		0.24

(a)	Of which 26,696,994 shares were held by PLC in treasury and 18,051,749 shares were held by NV group companies or by share trusts as at 31 December 2010. These shares are not voted on.
The Board of PLC may, under sections 551, 570 and 571 of the UK Companies Act 2006 and subject to the passing of the appropriate resolutions at a meeting of shareholders, issue shares within the limits prescribed within the resolutions. At the 2010 PLC AGM the Directors were authorised to issue new shares pursuant to section 551 of the Companies Act 2006, limited to a maximum of £13,290,000 nominal value, which at the time represented approximately 33% of PLC’s issued Ordinary share capital and pursuant to section 570 of that Act, to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital. These authorities are renewed annually.
At the 2010 PLC AGM the Board of PLC was authorised in accordance with its Articles of Association to make market purchases of its ordinary shares representing just under 10% of PLC’s issued capital and within the limits prescribed within the resolution until the earlier of the six-month anniversary after the 2010 year end or the conclusion of the 2011 PLC AGM. A similar authority will be sought at the 2011 AGM of PLC pursuant to the Companies Act 2006.

Unilever Annual Report and Accounts 2010   139

Shareholder information

Shareholder information continued
Analysis of shareholding
Significant shareholders of NV
As far as Unilever is aware, the only holders of more than 5% (as referred to in the Act on Financial Supervision in the Netherlands) in the NV share capital (apart from the Foundation Unilever NV Trust Office, see page 50, and shares held in treasury by NV, see page 139) are ING Groep N.V. (‘ING’), and ASR Nederland N.V. (‘ASR’).
The voting rights of such shareholders are the same as for other holders of the class of share indicated. The two shareholders have each notified the Netherlands Authority for the Financial Markets (AFM) of their holdings. Detailed below are the interests in NV shares provided to NV by ING and ASR in the second half of 2010. All interests are mainly held in cumulative preference shares.
ING
•	11,809,050 (0.68%) ordinary shares (€1,889,448)

•	20,665 (71.26%) 7% cumulative preference shares (€8,856,399)

•	74,088 (46.0%) 6% cumulative preference shares (€31,751,894)
ASR
•	3,938,010 (0.22%) ordinary shares (€630,082)

•	46,000 (28.56%) 6% cumulative preference shares (€19,714,220)
Between 1 January 2008 and 31 December 2010, ING and ASR (previously Fortis Utrecht N.V.) have held more than 5% in the share capital of NV. As a result of the cancellation of the 4% cumulative preference shares on 9 August 2010, AEGON ceased to hold more than 5% in the share capital of NV on that date.
Significant shareholders of PLC
The following table gives notified details of shareholders who held more than 3% of, or 3% of voting rights attributable to, PLC’s shares or deferred stock (excluding treasury shares) on 28 February 2011. The voting rights of such shareholders are the same as for other holders of the class of share indicated.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	50,000	50
	United Holdings Limited	50,000	50

Ordinary shares	BlackRock, Inc.	74,570,243	5
	Trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust	70,566,764	5
	Legal & General Group plc	51,295,103	3
Between 1 January 2008 and 31 December 2010, Barclays PLC, Legal & General Group plc and BlackRock, Inc. have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, certain of these holdings reduced to below the reporting 3% threshold. The table above sets out the notifiable interest of shares or voting rights attributable to PLC as at 28 February 2011.
Controlling security holders
To our knowledge, the Unilever group is not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of Unilever.
Purchases of shares during 2010
During 2010 Unilever group companies purchased 9,059,547 NV ordinary shares, each with a nominal value of €0.16, for €202.2 million. This represents 0.53% of the called-up share capital of NV. The repurchase was undertaken to satisfy obligations under share-based incentive schemes.
No PLC ordinary shares were purchased by Unilever group companies during 2010.

140   Unilever Annual Report and Accounts 2010

Shareholder information

Financial calendar
Annual General Meetings

		Voting Record	Voting &
	Date	date	Registration date

PLC	11.00am 11 May 2011	9 May 2011	9 May 2011

NV	10.30am 12 May 2011	14 April 2011	5 May 2011

Announcements of results

First Quarter	28 April 2011	Third Quarter	3 November 2011
Second Quarter	4 August 2011	Fourth Quarter	2 February 2012

Quarterly Dividends for 2010
Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

	Announced	Ex-dividend	Record	Payment
		date	date	date

Quarterly Dividend announced with the Q4 2010 results	3 February 2011	9 February 2011	11 February 2011	16 March 2011
Quarterly Dividend announced with the Q1 2011 results	28 April 2011	11 May 2011	13 May 2011	15 June 2011
Quarterly Dividend announced with the Q2 2011 results	4 August 2011	10 August 2011	12 August 2011	14 September 2011
Quarterly Dividend announced with the Q3 2011 results	3 November 2011	9 November 2011	11 November 2011	14 December 2011

Preferential Dividends – NV

	Announced	Ex-dividend	Record	Payment
		date	date	date

6% and 7%	9 September 2011	12 September 2011	14 September 2011	3 October 2011

Contact details

Rotterdam	London

Unilever N.V.	Unilever PLC
Investor Relations Department	Investor Relations Department
Weena 455, PO Box 760	Unilever House
3000 DK Rotterdam	100 Victoria Embankment
The Netherlands	London EC4Y 0DY
United Kingdom

Telephone +44 (0)20 7822 6830	Telephone +44 (0)20 7822 6830
Telefax +44 (0)20 7822 5754	Telefax +44 (0)20 7822 5754

Any queries can also be sent to us electronically via www.unilever.com/resource/contactus.aspx.

Unilever Annual Report and Accounts 2010   141

Shareholder information

Shareholder information continued

Website
Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever. Any information on or linked from the website is not incorporated by reference into this Annual Report and Accounts.
There is a section designed specifically for investors at www.unilever.com/investorrelations. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.
You can also view this year’s Annual Report and Accounts, and prior years’ Annual Review and Annual Report and Accounts documents at www.unilever.com/investorrelations.
PLC shareholders can elect to receive their shareholder communications such as Annual Report and Accounts and other shareholder documents electronically by registering at www.unilever.com/shareholderservices.
Shareholders are also able to view documents on our website.
Share registration
The Netherlands
ANT Trust & Corporate
Services N.V. Claude
Debussylaan 24 1082 MD
Amsterdam

Telephone	+31 (0)20 522 2555
Telefax	+31 (0)20 522 2500
Website	www.ant-trust.nl
Email	registers@ant-trust.nl
UK
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 703 6119
Website	www.unilever.com/shareholderservices
Email	web.queries@computershare.co.uk
USA
Citibank Shareholder Services
PO Box 43077

Providence RI 02940-3077

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+1 781 575 4555
Website	www.citi.com/dr
Email	citibank@shareholders-online.com
Publications
Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorrelations or www.unilever.nl/onsbedrijf/beleggers.
Unilever Annual Report and Accounts 2010
Available in English with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge at www.sec.gov.
Quarterly Results Announcements
Available in English with figures in euros.

142   Unilever Annual Report and Accounts 2010

Notes

Unilever Annual Report and Accounts 2010   143

Index

Accounting policies	2, 30, 76-80, 130, 135
Acquisitions	9, 29, 80, 117-119
Advertising and promotion	17, 83
Americas, The	8, 24, 31, 81, 84, 88
Annual General Meetings	141, 49-50
Asia Africa CEE	8, 24, 31, 81, 84, 88
Associates	72, 75, 81-82, 91, 122, 127
Audit Committee	47, 48, 56
Auditors	56, 70-71, 123, 128, 132, 133, 136, 137
Balance sheet	23, 28, 74, 129, 134
Biographies	40
Board committees	47-48
Board remuneration	61-67
Boards	6, 42-44
Brands	1, 9-13
Capital expenditure	22, 89-90
Cash	78, 93
Cash flow	23, 28, 75
Categories	9, 26-27, 82
Cautionary statement	Inside back cover
Chairman	4, 40, 44
Chief Executive Officer	6-7, 40, 46
Commitments	28, 115-116
Company accounts, statutory and other information	128-138
Comprehensive income	73, 111
Contingent liabilities	115-116, 131, 136
Corporate governance	41-55
Corporate responsibility	58-59
Corporate Responsibility and Reputation Committee	47, 58-59
Deferred tax	85, 105-106, 130, 135
Depreciation	77, 81, 83, 89-90
Directors’ responsibilities	69
Disposals	117-119
Diversity	19, 137
Dividends	2, 29, 87, 125, 130, 135, 141
Earnings per share	2, 23, 86, 124
Employees	3, 18-19, 84, 137
Equalisation Agreement	51
Equity	112
Europe, Western	8, 25, 31, 81, 84, 88
Exchange rates	30, 77, 125
Executive Directors	41, 46, 61-62, 65-66
Finance and liquidity	29, 98-99
Finance costs and income	84
Financial assets	77-78, 93-97
Financial calendar	141
Financial instruments	30, 77-78, 98-104, 130, 135
Financial liabilities	78, 93-97
Financial record	124-125
Financial review	22-32
Free Cash flow	2, 22, 32
Goodwill	76, 87-88
Gross profit	83
Group structure	3, 76
Home Care	9, 27, 82
Ice Cream and Beverages	9, 26, 82
Impairment	78, 81, 83, 87-88

Income statement	23, 72
Innovation	11-13
Intangible assets	76, 79, 87-88, 135-136
International Financial Reporting Standards	2, 76
Inventories	78, 92
Joint ventures	81, 82, 91, 122, 127
Key management	84
Key performance indicators	2, 23, 125
Laws and regulation	32
Leases	28, 78, 115
Legal proceedings	32, 116
Market capitalisation	29
Net debt	28, 32
Nomination Committee	47-48, 60
Non-Executive Directors	40, 44-46, 67
Non-GAAP measures	31-32
Off-balance sheet arrangements	28
Operating costs	83
Operating profit	23, 81-83, 124
Outlook	33
Payables	104
Pensions and similar obligations	79, 107-111
Personal Care	9, 27, 82
Post balance sheet events	39,123, 132, 136
Preference shares and dividends	94, 141
Principal group companies	126-127
Property, plant and equipment	77, 89-90
Provisions	77, 79, 106
Receivables	92
Regions	8, 24-25, 31, 81, 88
Related party transactions	122
Remuneration Committee	47, 48, 61-67
Research and development	12, 83
Reserves	113-114, 131, 136
Restructuring	81, 83, 106
Retained profit	114
Revenue recognition	77
Risk management and control	38-39, 52, 54, 55, 56
Risks – principal risks	33-37
Savoury, Dressings and Spreads	9, 26, 82
Segment information	24-27, 78, 81-82
Share-based payments	79, 121-122
Share capital	50, 113, 131, 136, 139
Shareholders	49-50, 139-140
Share registration	142
Staff costs	84
Strategy	10-11
Taxation	76, 80, 85, 130
Total shareholder return	67
Treasury	29, 98-104
Turnover	81-82
Underlying operating margin	2, 22-25, 31, 125
Underlying volume growth	2, 8, 9, 11, 22-27, 31, 125
Unilever Executive	6-7, 40
Underlying sales growth	2, 23-27, 31, 125
Voting	49, 50
Website	142

144   Unilever Annual Report and Accounts 2010

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2010 and the Annual Report and Accounts 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
This document does not comply with US GAAP and should not therefore be relied upon by readers as such. The Group’s Annual Report on Form 20-F for 2010 is separately filed with the US Securities and Exchange Commission and is available on our corporate website www.unilever.com. Any information on or linked from the website is not incorporated by reference into the Annual Report on Form 20-F. In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.
Designed and produced by Unilever Communications in conjunction with Addison at www.addison.co.uk.
Board and UEx photography by Igor Emmerich, Philip Gatward, Martin Elsen, Trini Jacobs, Victor van Leeuwen,
David Copeman and from the Unilever image library.
Feature photography by Chris Moyse and from the Unilever image library.
Printed by St Ives Westerham Press Ltd, ISO9001, ISO14001, FSC certified and CarbonNeutral.
This document forms part of the Unilever Annual Report and Accounts 2010 suite of documents and is printed on Greencoat 80 Silk. This paper is made from 80% post consumer waste and virgin wood fibre, independently certified in accordance with the FSC (Forest Stewardship Council). It is manufactured at a mill that is certified to ISO14001 environmental management standards. The pulp is bleached using Elemental Chlorine Free (ECF) processes. The inks used are all vegetable oil based.
In addition, the carbon impacts of the paper for this suite have been estimated and an equivalent amount of carbon dioxide has been balanced through preservation of rainforest by the World Land Trust, an ecological charity. 11,944kg of carbon dioxide have been balanced; 2,352 m2 of ecologically important forests have been protected; and using recycled fibre has prevented an estimated 17.8 tonnes of waste paper going to landfill.
If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

VIETNAM MOBILE
OMO

Unilever N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

Unilever PLC registered office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

www.unilever.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.
/s/ T. E. Lovell
By T. E. LOVELL,
Group Secretary

Date: 4 March, 2011